SCHEDULE 14A INFORMATION

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Continental Airlines, Inc.

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March 26, 2003

To Our Stockholders:

On behalf of the Board of Directors, we are pleased to invite you to attend the Continental Airlines, Inc. 2003 Annual Meeting of Stockholders. As indicated in the attached notice, the meeting will be held at The Hyatt Regency, 1200 Louisiana Street, Houston, Texas on Wednesday, May 14, 2003, at 10:00 a.m., local time. At the meeting, in addition to acting on the matters described in the attached proxy statement, there will be an opportunity to discuss other matters of interest to you as a stockholder.

Please authorize your proxy or direct your vote by internet or telephone as described in the enclosed proxy statement, even if you plan to attend the meeting in person. Alternatively, you can date, sign and mail the enclosed proxy card in the envelope provided. We look forward to seeing you in Houston.

Cordially,

Gordon Bethune
Chairman of the Board and Chief Executive Officer

Larry Kellner
President and Chief Operating Officer

CONTINENTAL AIRLINES, INC.
1600 SMITH STREET, DEPT. HQSEO
HOUSTON, TEXAS 77002

NOTICE OF 2003 ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD MAY 14, 2003

The 2003 annual meeting of stockholders of Continental Airlines, Inc. will be held at The Hyatt Regency, 1200 Louisiana Street, Houston, Texas on Wednesday, May 14, 2003, at 10:00 a.m., local time, for the following purposes:

    1.   To elect thirteen directors to serve until the next annual meeting of stockholders;

    2.   To consider and act upon a proposal to ratify the appointment of Ernst & Young LLP as independent auditors of the company and its subsidiaries for 2003;

    3.   To act upon a proposal submitted by a stockholder if properly presented at the meeting; and

    4.   To consider and act upon any other matters that may properly come before the annual meeting or any postponement or adjournment thereof.

The holders of record of the company's common stock at the close of business on March 17, 2003 are entitled to notice of and to vote at the meeting. A list of the stockholders entitled to vote at the meeting will be available for examination, during ordinary business hours, for ten days before the meeting at our principal place of business, 1600 Smith Street, Houston, Texas.



Jennifer L. Vogel
Secretary

Houston, Texas
March 26, 2003

Please authorize your proxy or direct your vote by internet or telephone as described in the enclosed proxy statement, even if you plan to attend the meeting in person. Alternatively, you may date, sign and mail the enclosed proxy and return it promptly by mail in the envelope provided. If you mail the proxy card, no postage is required if mailed in the United States. If you do attend the meeting in person and want to withdraw your proxy, you may do so as described in the enclosed proxy statement and vote in person on all matters properly brought before the meeting.

CONTINENTAL AIRLINES, INC.
1600 SMITH STREET, DEPT. HQSEO
HOUSTON, TEXAS 77002

PROXY STATEMENT

2003 ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD MAY 14, 2003

THE MEETING

Purpose, Place, Date and Time

We are providing this proxy statement to you in connection with the solicitation on behalf of Continental's board of directors of proxies to be voted at the company's 2003 annual stockholders meeting or any postponement or adjournment of that meeting. The meeting will be held at The Hyatt Regency, 1200 Louisiana Street, Houston, Texas on Wednesday, May 14, 2003, at 10:00 a.m., local time, for the purposes set forth in the accompanying Notice of 2003 Annual Meeting of Stockholders. This proxy statement and the accompanying proxy, which are accompanied or preceded by a copy of our 2002 Annual Report, are being first mailed or otherwise delivered to stockholders on or about March 26, 2003.

Record Date; Stockholders Entitled to Vote

Stockholders of record at the close of business on March 17, 2003, the record date, are entitled to notice of and to vote at the meeting and at any postponement or adjournment of the meeting. At the close of business on the record date, Continental had outstanding 65,740,903 shares of Class B common stock, which we refer to simply as "common stock." Subject to certain limitations on voting by non-U.S. citizens, as described below, each share of our common stock is entitled to one vote per share.

Under U.S. law, no more than 25% of the voting stock of a U.S. air carrier such as Continental may be owned or controlled, directly or indirectly, by persons who are not U.S. citizens, and Continental itself must be a U.S. citizen. For these purposes, a "U.S. citizen" means:

- an individual who is a citizen of the United States;

- a partnership, each of whose partners is an individual who is a citizen of the United States; or

- a corporation or association organized under the laws of the United States or a state, the District of Columbia, or a territory or possession of the United States, of which the president and at least two-thirds of the board of directors and other managing officers are citizens of the United States, and in which at least 75% of the voting interest is owned or controlled by persons who are citizens of the United States.

In addition, the U.S. Department of Transportation has broad authority to determine on a case-by-case basis whether an air carrier is effectively owned and controlled by citizens of the United States.

In order to comply with these rules, our certificate of incorporation provides that persons who are not U.S. citizens may not vote shares of our capital stock unless the shares are registered on a separate stock record maintained by us. We will not register shares on this record if the amount registered would cause us to violate the foreign ownership rules or adversely affect our operating certificates or authorities. Registration on this record is made in chronological order based on the date we receive a written request for registration. As of the record date, shares registered on this record comprised less than 25% of our voting stock.

Quorum

A quorum of stockholders is necessary for a valid meeting. The required quorum for the transaction of business at the annual meeting is a majority of the total outstanding shares of stock entitled to vote at the meeting, either present in person or represented by proxy.

Abstentions will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum, as will broker non-votes. A broker non-vote occurs under stock exchange rules when a broker is not permitted to vote on a matter without instructions from the beneficial owner of the shares and no instruction is given. The rules of the New York Stock Exchange prohibit brokers from voting on the proposal by a stockholder scheduled to be presented at the meeting (Proposal 3) unless instructions have been received from the beneficial owner of the voting shares. In contrast, the nature of the proposals made by the board of directors (Proposals 1 and 2) allows brokers discretionary voting in the absence of timely instructions from beneficial owners.

Vote Required for Proposal 1: Election of Directors

Directors will be elected by a plurality of the votes cast for directors.

In the vote to elect directors, stockholders may:

    (a) vote in favor of all nominees;

    (b) vote to withhold votes as to all nominees; or

    (c) withhold votes as to specific nominees.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "<u>FOR</u>" EACH OF THE NOMINEES.

Vote Required for Proposal 2: Ratification of Appointment of Independent Auditors

The proposal to ratify the appointment of Ernst & Young LLP as independent auditors will require approval by a majority of the votes cast at the meeting on Proposal 2 by the holders of common stock entitled to vote thereon. Neither abstentions nor broker non-votes are treated as votes cast and thus neither will affect the outcome of the proposal.

In the vote on the ratification of the appointment of Ernst & Young LLP as independent auditors, stockholders may:

    (a) vote in favor of the ratification;

    (b) vote against the ratification; or

    (c) abstain from voting on the ratification.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "<u>FOR</u>" THE RATIFICATION OF THE APPOINTMENT OF THE INDEPENDENT AUDITORS.

Vote Required for Proposal 3: Proposal by a Stockholder

The proposal by a stockholder scheduled to be presented at the meeting will require approval by a majority of the votes cast at the meeting on Proposal 3 by the holders of common stock entitled to vote thereon. Neither abstentions nor broker non-votes are treated as votes cast and thus neither will affect the outcome of the proposal.

In the vote on the proposal by a stockholder, stockholders may:

    (a) vote in favor of the proposal;

    (b) vote against the proposal; or

    (c) abstain from voting on the proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "<u>AGAINST</u>" THE PROPOSAL BY A STOCKHOLDER.

Voting of Proxies

Although you may return the proxy card or voting form that accompanies this proxy statement in the enclosed postage-paid envelope, we ask that you vote instead by internet or telephone, which saves us money. Please note that the telephonic voting procedures described below are not available for shares held by non-U.S. citizens.

Shares Held by You of Record. Stockholders with shares registered in their names with Mellon Investor Services LLC, Continental's transfer agent and registrar, may authorize a proxy by internet at the following internet address: *www.eproxy.com/cal* or telephonically by calling Mellon Investor Services at 1-800-435-6710. Proxies submitted through Mellon Investor Services by internet or telephone must be received by 11:00 p.m. eastern time on May 13, 2003. The giving of such proxy will not affect your right to vote in person if you decide to attend the meeting.

Shares Held in a Bank or Brokerage Account. A number of banks and brokerage firms participate in a program, separate from that offered by Mellon Investor Services, that also permits stockholders to direct their vote by internet or telephone. If your shares are held in an account at such a bank or brokerage, you may direct the voting of those shares by internet or telephone by following the instructions on their enclosed voting form. Votes directed by internet or telephone through such a program must be received by 11:59 p.m. eastern time on May 13, 2003. Directing the voting of your shares will not affect your right to vote in person if you decide to attend the meeting; however, you must first request a legal proxy either on the internet or the voting form that accompanies this proxy statement. Requesting a legal proxy prior to the deadlines described above will automatically cancel any voting directions you have previously given by internet or by telephone with respect to your shares.

The internet and telephone proxy procedures are designed to authenticate stockholders' identities, to allow stockholders to give their proxy instructions and to confirm that those instructions have been properly recorded. Stockholders authorizing proxies or directing the voting of shares by internet should understand that there may be costs associated with electronic access, such as usage charges from internet access providers and telephone companies, that must be borne by the stockholder.

Revocation of Proxies

You can revoke your proxy before it is exercised at the meeting in any of three ways:

- by submitting written notice to our Secretary before the meeting that you have revoked your proxy;
- by timely submitting another proxy via the internet, by telephone or by mail that is later dated and, if by mail, that is properly signed; or
- by voting in person at the meeting, provided you have a valid proxy to do so if you are not the record holder of the shares.

Expenses of Solicitation

In addition to the solicitation of proxies by mail, proxies may also be solicited by internet, telephone, telegram, fax or in person by regular employees and directors of Continental, none of whom will receive additional compensation for that solicitation. In addition, we have retained Mellon Investor Services to assist in the solicitation of proxies for a fee estimated not to exceed $6,000 plus reasonable out-of-pocket expenses. Arrangements will be made with brokerage houses and with other custodians, nominees and fiduciaries to forward proxy soliciting materials to beneficial owners, and we will reimburse them for their reasonable out-of-pocket expenses incurred in doing so.

Other Matters To Be Acted on at the Annual Meeting

We will not act on any matters at the meeting other than those indicated on the accompanying Notice and procedural matters related to the meeting.

VOTING RIGHTS AND PRINCIPAL STOCKHOLDERS

We have one class of securities outstanding that is entitled to vote on the matters to be considered at the meeting, Class B common stock, which is entitled to one vote per share, subject to the limitations on voting by non-U.S. citizens described above. The following table sets forth, as of March 24, 2003 (except as otherwise set forth below), information with respect to persons owning beneficially (to our knowledge) more than five percent of any class of our voting securities.

Name and Address of Beneficial Holder	Beneficial Ownership of Class B Common Stock	Percent of Class
AXA Financial, Inc . . . . 1290 Avenue of the Americas New York, NY 10104	8,292,295(1)	12.6%
Wellington Management Company, LLP . . . . 75 State Street Boston, MA 02109	7,092,000(2)	10.8%
Capital Research and Management Company . . . . 333 South Hope Street Los Angeles, CA 90071	6,095,000(3)	9.3%

(1) According to an amendment to Schedule 13G filed with the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act") in February 2003, the AXA Parties may be deemed to have owned as of December 31, 2002, for purposes of Regulation 13D, up to 8,292,295 shares of our common stock. The AXA Parties are comprised of (i) AXA, a French company ("AXA"), (ii) AXA Conseil Vie Assurance Mutuelle, AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle, and AXA Courtage Assurance Mutuelle, each a French mutual insurance company (collectively referred to as "Mutuelles AXA"), (iii) AXA Financial, Inc., a Delaware corporation, and (iv) Alliance Capital Management L.P. (a subsidiary of AXA Financial, Inc.). AXA and Mutuelles AXA have disclaimed beneficial ownership of the securities held by AXA Financial, Inc. and its subsidiaries for purposes of Regulation 13D, and AXA Financial, Inc. has not admitted that the shares beneficially owned by its affiliates are owned by non-U.S. citizens for purposes of U.S. federal aviation statutes or Continental's certificate of incorporation or bylaws. As to the amounts shown in the table, the AXA Parties may be deemed to have the following power over the shares: sole voting power (1,957,600), sole dispositive power (8,292,295), shared voting power (5,723,400) and no shared dispositive power. According to the Schedule 13G amendment, only Alliance Capital Management L.P., 1345 Avenue of the Americas, New York, NY 10105, which acts as an investment adviser, had an interest in the reported securities representing greater than 5% of the common stock.

(2) According to a Schedule 13G filed with the SEC pursuant to the Exchange Act in February 2003, Wellington Management Company, LLP, as an investment adviser, may be deemed to have owned the shares reflected in the table as of December 31, 2002. It reported that it has shared power to vote 1,537,300 of those shares and shared power to dispose of all of those shares. It also reported that none of its clients, other than Vanguard Windsor Funds, Inc., 100 Vanguard Blvd., Malvern, PA 19355, was known by it to own more than five percent of the common stock.

(3) According to a Schedule 13G filed with the SEC pursuant to the Exchange Act in February 2003, Capital Research and Management Company, as an investment adviser, may be deemed to have owned the shares reflected in the table as of December 31, 2002. It disclaims beneficial ownership of all of the shares and has indicated in its filing that it has sole or shared voting power over none of the shares and has sole dispositive power over all of the shares.

Beneficial Ownership of Common Stock by Directors and Executive Officers

The following table shows, as of March 24, 2003, the number of shares of common stock beneficially owned by each of our current directors, the executive officers named below in the Summary Compensation Table, and all executive officers and directors as a group.

Name of Beneficial Owners	Amount and Nature of Beneficial Ownership(1)	Percent of Class
Thomas J. Barrack, Jr.	35,000(2)	*
Gordon M. Bethune	830,297(3)	1.2%
David Bonderman	940,579(4)	1.4%
Kirbyjon H. Caldwell	20,288(5)	*
Michael H. Campbell	172,053(6)	*
Patrick Foley	41,000(2)	*
Lawrence W. Kellner	364,756(7)	*
Douglas H. McCorkindale	56,000(8)	*
C.D. McLean	330,000(9)	*
George G. C. Parker	36,400(10)	*
Richard W. Pogue	30,720(11)	*
William S. Price III	40,000(10)	*
Jeffery A. Smisek	297,064(12)	*
Donald L. Sturm	351,747(13)	*
Karen Hastie Williams	35,000(2)	*
Charles A. Yamarone	46,000(14)	*
All executive officers and directors as a group	4,996,027(15)	7.2%

---

* Less than 1%

(1) The persons listed have the sole power to vote and dispose of the shares beneficially owned by them except as otherwise indicated.

(2) Represents shares subject to vested director stock options.

(3) Includes 92,500 restricted shares and 725,000 shares subject to employee stock options.

(4) Includes 41,000 shares subject to vested director stock options. Also includes 704,096 shares held by Bonderman Family Limited Partnership that Mr. Bonderman, as general partner, may be deemed to beneficially own.

(5) Includes 20,000 shares subject to vested director stock options.

(6) Includes 10,000 restricted shares and 160,000 shares subject to employee stock options.

(7) Includes 60,000 restricted shares and 292,500 shares subject to employee stock options. Also includes 200 shares owned by a relative of Mr. Kellner, as to which shares Mr. Kellner shares dispositive power but disclaims beneficial ownership.

(8) Includes 41,000 shares subject to vested director stock options.

(9) Includes 50,000 restricted shares and 270,000 shares subject to employee stock options. Mr. McLean retired in March 2003.

(10) Includes 35,000 shares subject to vested director stock options.

(11) Includes 25,000 shares subject to vested director stock options.

(12) Includes 50,000 restricted shares and 235,000 shares subject to employee stock options.

(13) Includes 41,000 shares subject to vested director stock options and 60,000 shares held by Sturm Family Foundation, as to which shares Mr. Sturm shares voting and dispositive power.

(14) Includes 38,000 shares subject to vested director stock options.

(15) Includes 369,150 restricted shares held by executive officers and 3,309,945 shares subject to vested director or employee stock options or employee stock options vesting within 60 days after March 17, 2003, including options vesting on March 25, 2003 in connection with the retirement of five executive officers as described below under "Executive Officers."

GENERAL INFORMATION

Board of Directors Meetings

Regular meetings of our board of directors are generally held four times per year, and special meetings are scheduled when required. The board held five meetings in 2002.

Standing Committees of the Board

The Audit Committee has the authority and power to act on behalf of the board of directors with respect to the appointment of our independent auditors and with respect to authorizing all audit and other activities performed for us by our internal and independent auditors. The committee, among other matters, reviews with management and the company's independent auditors the effectiveness of the accounting and financial controls of the company and its subsidiaries, and reviews and discusses the company's audited financial statements with management and the independent auditors. See "Report of the Audit Committee" below and the charter of the committee included as Appendix B to this proxy statement. The committee consists of three non-employee directors and met five times in 2002.

The Corporate Governance Committee identifies individuals qualified to become members of the board of directors and recommends to the board the slate of directors to be nominated by the board at the annual stockholders meeting or any director to fill a vacancy on the board. The committee will consider recommendations for nominees for directorships submitted by stockholders. Stockholders desiring the committee to consider their recommendations for nominees should submit their recommendations in writing to the committee, care of the Secretary of the company at our principal executive offices. The committee also recommends directors to be appointed to committees of the board (other than the committee itself), including in the event of vacancies, and recommends to the board the compensation and benefits of non-employee members of the board and its committees. The committee developed and recommended to the board the company's corporate governance guidelines adopted by the board earlier this year. The committee, which was created by the board in January 2003, consists of three non-employee directors. The committee recommended to the board that it nominate the director nominees described below.

The Executive Committee exercises certain powers of the board of directors between board meetings. The committee, which consists of three non-employee directors and one officer-director of the company, held no meetings in 2002, but took action by unanimous written consent.

The Finance and Strategy Committee reviews our annual budget, our short and long-term strategic plans and our capital expenditure plans, and makes recommendations to the board of directors regarding implementation of those plans as the committee deems appropriate. The committee, which consists of two officer-directors and four non-employee directors, met two times in 2002.

The Human Resources Committee has the authority and power to act on behalf of the board of directors with respect to all matters relating to the employment of senior officers by Continental and its subsidiaries, including approval of compensation, benefits, incentives and employment contracts. See "2002 Executive Compensation Report of the Human Resources Committee" below. The committee also administers our stock plans, executive bonus program and other incentive programs. The committee consists of four non-employee directors and met seven times in 2002.

Charters for the committees of the board may be found under Corporate Governance at *www.continental.com/company/investor*.

During 2002, each director attended at least 75% of the sum of the total number of meetings of the board and each committee of which he or she was a member.

Compensation of Directors

Members of our board of directors who are not our full-time employees receive:

- $35,000 per year;

- $2,000 (or $3,000 for the chairperson) for each board and committee meeting physically attended;

- $1,000 for each board meeting attended by telephone;

- $500 for each committee meeting attended by telephone;

- stock options to purchase 5,000 shares of common stock at the grant date fair market value following each annual stockholders meeting and upon election to the board if they are first elected to the board other than at an annual stockholders meeting; and

- lifetime flight benefits, comprised of space-available personal and family flight passes, a travel card permitting positive space travel by the director, the director's family and certain other individuals (which is taxable to the director, subject to the reimbursement of certain of such taxes by the company), frequent flyer cards and airport lounge cards.

In addition, directors who conduct Continental business in their capacities as directors on Continental's behalf at the request of the board or the Chairman of the Board are paid (i) for telephone participation in board and committee meetings as if they were physically present, if their conducting that business makes it impractical for them to attend the meeting in person, and (ii) $3,000 per day spent outside the United States while conducting that business.

During 2002, the value we imputed to the use of the flight benefits described above, including our reimbursement of related taxes, varied by director, but did not exceed $28,000 for any of the non-employee directors.

Our full-time employees who serve as directors receive reimbursement of expenses incurred in attending meetings.

Executive Officers

The following table sets forth information with respect to our current executive officers:

Name, Age and Position	Term of Office and Business Experience
GORDON M. BETHUNE, age 61 . . . . . . Chairman of the Board and Chief Executive Officer	Chairman of the Board and Chief Executive Officer for more than five years. Director since 1994. Various positions with The Boeing Company from 1988-1994, including Vice President and General Manager of the Commercial Airplane Group Renton Division, Vice President and General Manager of the Customer Services Division and Vice President of Airline Logistics Support. Director of: ANC Rental Corporation; ExpressJet Holdings, Inc.; Honeywell International Inc.
LAWRENCE W. KELLNER, age 44 . . . . . President and Chief Operating Officer, and Director	President and Chief Operating Officer since March 2003. President (May 2001-March 2003); Executive Vice President and Chief Financial Officer (November 1996-May 2001). Director since 2001. Director of: Belden & Blake Corporation; ExpressJet Holdings, Inc.; Marriott International, Inc.
JEFFERY A. SMISEK, age 48 . . . . Executive Vice President	Executive Vice President since March 2003. Executive Vice President — Corporate and Secretary (May 2001-March 2003); Executive Vice President, General Counsel and Secretary (November 1996-May 2001). Director of: ExpressJet Holdings, Inc.; Varco International, Inc.
MICHAEL H. CAMPBELL, age 54 . . . . . Senior Vice President — Human Resources and Labor Relations	Senior Vice President — Human Resources and Labor Relations for more than five years.
JAMES COMPTON, age 47 . . . . Senior Vice President — Marketing	Senior Vice President — Marketing since March 2003. Senior Vice President — Pricing and Revenue Management (February 2001-March 2003); Vice President — Pricing and Revenue Management (August 1999-February 2001); Vice President — Pricing (January 1998-August 1999).
J. DAVID GRIZZLE, age 48 . . . . Senior Vice President — Corporate Development	Senior Vice President — Corporate Development for more than five years.
GLEN W. HAUENSTEIN, age 42 . . . . Senior Vice President — Network	Senior Vice President — Network since March 2003. Senior Vice President — Scheduling (February 2001-March 2003); Vice President Scheduling (January 1998-February 2001).
GERALD LADERMAN, age 45 . . . . Senior Vice President — Finance and Treasurer	Senior Vice President — Finance and Treasurer since May 2001. Senior Vice President — Finance (January 2000-May 2001); Vice President —Corporate Finance (June 1995-December 1999).

Name, Age and Position	Term of Office and Business Experience
DANTE R. MARZETTA II, age 59 . . . . . Senior Vice President — Airport Services	Senior Vice President — Airport Services since February 2003. Vice President — Airport Services (September 2002-February 2003); Staff Vice President — Cleveland Hub (February 2001-September 2002); Senior Director — Cleveland Hub (November 1999-February 2001); Senior Director — Heavy Check Base Maintenance (April 1997-November 1999).
DEBORAH L. McCOY, age 48 . . . . Senior Vice President — Flight Operations	Senior Vice President — Flight Operations since September 1999. Vice President — Flight Training and Inflight (April 1997-September 1999). Director of Eaton Corp.
JEFFREY J. MISNER, age 49 . . . . Senior Vice President and Chief Financial Officer	Senior Vice President and Chief Financial Officer since November 2001. Senior Vice President — Finance (May 2001-November 2001); Vice President-Finance and Treasurer (November 1999-May 2001); Vice President — Treasury Operations (June 1996-November 1999).
JOHN E. (NED) WALKER, age 51 . . . . . Senior Vice President — Worldwide Corporate Communications	Senior Vice President — Worldwide Corporate Communications since March 2000. Vice President — Corporate Communications (November 1994-March 2000).
JANET P. WEJMAN, age 45 . . . . Senior Vice President and Chief Information Officer	Senior Vice President and Chief Information Officer for more than five years.

Presidents of Subsidiaries

MARK A. ERWIN, age 47 . . . . President and Chief Executive Officer of Continental Micronesia, Inc	Director, President and Chief Executive Officer of Continental Micronesia, Inc. (the company's western Pacific subsidiary) since September 2002. Senior Vice President — Airport Services (April 1995-September 2002).
JAMES B. REAM, age 47 . . . . President and Chief Executive Officer of ExpressJet Holdings, Inc.	Director, President and Chief Executive Officer of ExpressJet Holdings, Inc. (holding company of the company's "Continental Express" regional airline subsidiary) since April 2002. President of Continental Express (October 1999-April 2002); Senior Vice President — Asia of Continental Airlines, Inc. (March 1998-October 1999).

There is no family relationship between any of the executive officers. All officers are appointed by the board of directors to serve until their resignation, death or removal.

Five of the company's executive officers retired effective March 25, 2003: C.D. McLean, formerly Executive Vice President and Chief Operating Officer, George Mason, formerly Senior Vice President — Technical Operations, Bonnie Reitz, formerly Senior Vice President — Sales and Distribution, Barry Simon, formerly Senior Vice President — International, and Kuniaki Tsuruta, formerly Senior Vice President — Purchasing and Materials Services.

Compensation of Executive Officers

The following tables set forth (i) the aggregate amount of remuneration we paid during 2002, 2001 and 2000 to the chief executive officer and our four other most highly compensated executive officers in 2002, (ii) the number of shares of common stock subject to options granted to them during 2002 and the Black-Scholes value of those options on the grant date, (iii) year-end option values of exercisable and unexercisable options held by them, and (iv) information regarding long-term incentive awards made to them during 2002. C.D. McLean, formerly Executive Vice President and Chief Operating Officer, retired in March 2003.

Summary Compensation Table

| | | Annual Compensation | | | Long-Term Compensation | | | |
| | | | | | Awards | | Payouts | |
Name and Principal Position	Year	Salary(1)	Bonus(2)	Other Annual Compensation(3)	Restricted Stock Awards(4)	Securities Underlying Options(5)	LTIP Payouts(6)	All Other Compensation(7)
Gordon M. Bethune	2002	$1,063,350	$ 651,563	$35,425	$2,318,250(8)	800,000	$3,518,438	$41,835
Chairman of the Board and	2001	794,700(9)	967,320(9)	33,819	0	75,000	2,345,625	41,835
Chief Executive Officer	2000	974,900	2,145,540	3,830	1,620,000(10)	75,000	781,875	0
Lawrence W. Kellner	2002	$ 744,600	$ 456,250	$11,817	$1,405,000(8)	335,000	$2,217,375	$ 4,489
President and Chief Operating	2001	542,750(9)	660,422(9)	11,242	0	55,000	1,478,250	4,489
Officer	2000	590,100	1,095,710	8,833	1,620,000(10)	30,000	390,094	0
C.D. McLean	2002	$ 637,500	$ 390,625	$23,092	$1,124,000(8)	270,000	$1,406,250	$26,100
Former Executive Vice	2001	634,650	585,939	20,343	0	40,000	937,500	26,100
President and Chief Operating	2000	460,700	871,093	1,091	1,620,000(10)	30,000	253,969	0
Officer								
Jeffery A. Smisek	2002	$ 612,000	$ 375,000	$ 6,625	$1,124,000(8)	270,000	$1,350,000	$ 4,236
Executive Vice President	2001	608,400	562,500	9,430	0	40,000	900,000	4,236
	2000	428,000	831,250	7,020	1,620,000(10)	30,000	236,250	0
Michael H. Campbell	2002	$ 474,300	$ 290,625	$ 7,296	$ 281,000(8)	180,000	$ 732,375	$ 0
Senior Vice President —	2001	473,000	435,939	6,565	0	20,000	488,250	0
Human Resources and Labor	2000	406,600	698,750	6,229	0	20,000	149,625	0
Relations								

(1) Includes an amount equal to 2% of prior period salary received under flexible benefits program.

(2) Year 2000 information includes stay bonus amounts paid in connection with the acquisition by Northwest Airlines Corporation and its affiliates of certain of our capital stock in November 1998. The company also agreed to make charitable contributions, including to the We Care Trust (the employee assistance charitable fund of Continental), over the 15-month period following November 1998 totaling $340,000 on behalf of Mr. Bethune and $250,000 on behalf of each of Messrs. Kellner, McLean and Smisek.

(3) Represents tax adjustments relating to certain travel and term life insurance benefits we provided to the named executives.

(4) Determined based on the closing price of the common stock on the date the restricted shares were granted. At the end of 2002, the aggregate number of restricted shares held by Messrs. Bethune, Kellner, McLean, Smisek and Campbell was 92,500, 60,000, 50,000, 50,000 and 10,000, respectively, and the year-end values of the shares were $670,625, $435,000, $362,500, $362,500 and $72,500, respectively, based on the December 31, 2002 closing price of the common stock of $7.25. Although we have paid no dividends on our common stock, any dividends would be payable upon both vested and non-vested shares. In connection with his retirement in March 2003, all of Mr. McLean's restricted shares vested.

(5) In October 2001, following the events of September 11, 2001, the vast majority of outstanding options were voluntarily surrendered to the company for cancellation for no remuneration, including options held by executive officers. In June 2002, the Human Resources Committee approved grants of new options to replace surrendered options and also to link incentive compensation to the performance of our common stock. The new options, which have an exercise price of $15.78 per share, were significantly "out-of-the-money" at year end 2002 and at March 17, 2003 (based on the closing price of the common stock on December 31, 2002 and March 17, 2003 of $7.25 and $5.14, respectively). See "2002 Executive Compensation Report of the Human Resources Committee" and "Ten-Year Option Repricings" table below. In connection with his retirement, all of Mr. McLean's stock options vested and are execisable for a period of one year.

(6) LTIP payments are with respect to 3-year performance periods ending on December 31 of the year shown, except with respect to 2001 (a 2-year phase-in performance period) and 2000 (a 1-year phase-in performance period). In early 2002, the Human Resources Committee of the board amended the award for the 3-year performance period ending December 31, 2002 so that aggregate payments with respect to that award under the LTIP were limited by a specific dollar cap as opposed to a fixed percentage of actual average operating income over the performance period, permitting a full payment if the company were to achieve the highest cumulative EBITDAR margin in the industry group. The relevant operating income hurdle for that award was also adjusted downward, although the company actually achieved the original higher level of operating income hurdle that was in place prior to the adjustment. See "2002 Executive Compensation Report of the Human Resources Committee" below. In connection with his retirement, Mr. McLean's LTIP awards covering in whole or in part future periods terminated without payment.

(7) Represents the dollar value of insurance premiums paid by the company with respect to term life insurance for the named executive pursuant to his employment agreement.

(8) Represents awards to Messrs. Bethune, Kellner, McLean, Smisek and Campbell of 82,500, 50,000, 40,000, 40,000 and 10,000 restricted shares, respectively, that are scheduled to vest in 25% increments on each of April 9, 2003, 2004, 2005 and 2006. These shares are included in the aggregate restricted stock amounts set forth in note (4) above. In connection with his retirement, all of Mr. McLean's restricted shares vested.

(9) In the wake of the September 11th terrorist attacks and the company's resulting reduction in force, Messrs. Bethune and Kellner voluntarily waived their salary and any cash bonuses otherwise earned by them as employees of the company with respect to the period between September 26, 2001 and December 31, 2001.

(10) Represents an award of 30,000 restricted shares that vested or are scheduled to vest in 33⅓% increments on each of July 25, 2001, 2002 and 2003. At the end of 2002, Messrs. Bethune, Kellner, McLean and Smisek each held 10,000 of these restricted shares, which are included in the aggregate restricted stock amounts set forth in note (4) above. In connection with his retirement, all of Mr. McLean's restricted shares vested.

Option Grants During 2002

	Individual Grants				
Name	Number of Securities Underlying Options Granted(1)	Percentage of Total Options Granted to Employees in Fiscal Year	Exercise Price ($/Share)	Expiration Date	Grant Date Present Value(2)
Gordon M. Bethune	800,000	13.3%	$15.78	6/28/07	$4,235,529
Lawrence W. Kellner	335,000	5.6%	$15.78	6/28/07	1,808,310
C.D. McLean	270,000	4.5%	$15.78	6/28/07	1,459,777
Jeffery A. Smisek.................	270,000	4.5%	$15.78	6/28/07	1,459,777
Michael H. Campbell	180,000	3.0%	$15.78	6/28/07	962,764

(1) See "2002 Executive Compensation Report of the Human Resources Committee" below for an explanation of these grants. Vesting of the options granted to each of the named executives was scheduled to occur as follows: Mr. Bethune — 525,000 shares on June 28, 2002, 200,000 shares on April 17, 2003, 37,500 shares on April 17, 2004, and 37,500 shares on April 17, 2005; Mr. Kellner — 208,750 shares on June 28, 2002, 83,750 shares on April 17, 2003, 21,250 shares on April 17, 2004, and 21,250 shares on April 17, 2005; Messrs. McLean and Smisek — 167,500 shares on June 28, 2002, 67,500 shares on April 17, 2003, 17,500 shares on April 17, 2004, and 17,500 shares on April 17, 2005; and Mr. Campbell — 115,000 shares on June 28, 2002, 45,000 shares on April 17, 2003, 10,000 shares on April 17, 2004, and 10,000 shares on April 17, 2005. In connection with his retirement in March 2003, all of Mr. McLean's stock options vested and are execisable for a period of one year.

(2) Estimated using the Black-Scholes option pricing model, which requires the input of highly subjective assumptions, including expected stock price volatility. The model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable, unlike our employee stock options. These differences and changes in the subjective input assumptions can materially affect the estimated values shown. Consequently, the model does not necessarily provide a reliable estimate of the options' value. The estimated values shown are based on the following input assumptions: risk-free interest rate of 2.9%; dividend yield of 0%; volatility factor of the expected market price of our common stock of 64%; and a weighted average expected life of the options of 2.0 years.

Aggregated Option Exercises in 2002 and Year-End Option Values

			Number of Securities Underlying Unexercised Options at Fiscal Year-End		**Value of Unexercised In-the-Money Options at Fiscal Year-End**	
Name	Shares Acquired on Exercise	Value Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Gordon M. Bethune	0	$0	525,000	275,000	$0	$0
Lawrence W. Kellner	0	0	208,750	126,250	0	0
C.D. McLean...................	0	0	167,500	102,500	0	0
Jeffery A. Smisek	0	0	167,500	102,500	0	0
Michael H. Campbell	0	0	115,000	65,000	0	0

None of the named officers exercised options during 2002.

Long Term Incentive Plans — Awards in 2002

The following table sets forth awards granted in 2002 under our Long Term Incentive Performance Award Program (LTIP) and our Officer Retention and Incentive Award Program (Retention Program), each of which has been implemented under our Incentive Plan 2000.

Name	Number of Shares, Units or Other Rights	Performance or Other Period Until Maturation or Payout	Estimated Future Payouts Under Non-Stock Price-Based Plans		
			Threshold	Target	Maximum
Gordon M. Bethune	LTIP Awards (1) 6 @ 37,500 PARs	3 years (2)	$1,759,219 (2)	$2,345,625 (2)	$3,518,438 (2)
Lawrence W. Kellner	LTIP Awards (1) 5 @ 25,000 PARs 1 @ 12,500 PARs	3 years (2) (2)	$1,149,750 (2) (2)	$1,478,250 (2) (2)	$2,217,375 (2) (2)
C.D. McLean	LTIP Awards (1) 5 @ 15,000 PARs 1 @ 12,500 PARs	3 years (2) (2)	(1) (2) (2)	(1) (2) (2)	(1) (2) (2)
Jeffery A. Smisek	LTIP Awards (1) 5 @ 15,000 PARs 1 @ 12,500 PARs	3 years (2) (2)	$ 675,000 (2) (2)	$1,012,500 (2) (2)	$1,350,000 (2) (2)
Michael H. Campbell	LTIP Awards (1) 1 @ 6,290 PARs 1 @ 5,990 PARs 4 @ 5,875 PARs	3 years (2) (2) (2)	$ 313,875 (2) (2) (2)	$ 523,125 (2) (2) (2)	$ 732,375 (2) (2) (2)

(1) Amounts set forth in the table represent potential payout of awards under the LTIP based on awards made in 2002 for the 3-year performance period ending December 31, 2004. Payouts are based on Continental's achievement of number 3 (threshold), 2 (target) or 1 (maximum) in EBITDAR margin ranking compared to an industry group. Payout is also contingent upon our achievement of a minimum average adjusted annual operating income hurdle over the three-year performance period and an overall payment cap. In connection with his retirement in March 2003, Mr. McLean's LTIP awards covering in whole or in part future periods terminated without payment.

(2) We are unable to estimate future payouts of the Retention Program awards. The payout of the PARs will generally not occur until and unless Continental realizes a gain on the applicable equity investment. No Retention Program awards paid out in 2002. Awards with respect to a previous investment were surrendered by participants to Continental in 2002 in connection with the non-achievement of the related performance goal. During 2002, we made five awards (and one follow-up award) of PARs (in the amounts set forth in the table) to each of the above named executive officers relating to six investments in two enterprises. Each PAR is a right, which generally vests quarterly over a four-year period, to receive a cash payment measured by a portion of the gain and profits associated with an equity holding of Continental or its subsidiaries in an e-commerce or internet-based business over the deemed initial base values. The PARs awarded in 2002 to Messrs. Bethune, Kellner, McLean, Smisek and Campbell relate to 3.75%, 2.5% (or 1.25%), 1.5% (or 1.25%), 1.5% (or 1.25%), and .63% (or .59%), respectively, of the potential total gain attributable to each equity holding for which PARs were awarded. The Human Resources Committee has determined that the base values assigned to PARs relating to each of the investments, for purposes of the program, reflect fair market value (or, in some cases, the required minimum value set forth in the Retention Program) of the related investment at the date of grant of the respective awards. The aggregate base value of all six investments was approximately $3.5 million. In connection with his retirement in March 2003, all of the PARs held by Mr. McLean vested.

Employment Agreements

Agreement with Mr. Bethune. We have entered into an employment agreement with Mr. Bethune, effective July 25, 2000, relating to his service as an officer and director of Continental. The agreement provides for:

- an annual base salary of not less than $1,042,500 (Mr. Bethune voluntarily waived his salary for the period between September 26, 2001 and December 31, 2001);

- participation in any cash bonus program we adopt at the maximum level available to any executive (and not less than the 0% to 125% of base salary paid or payable under our current executive bonus performance award program);

- a supplemental executive retirement plan (or SERP, as explained below), disability benefits and life insurance;

- flight benefits substantially similar to those currently provided to non-employee directors (referred to below as "Flight Benefits"); and

- perquisites and other matters.

The agreement may be terminated at any time by either party, with or without cause. The agreement is in effect until July 25, 2005 and is automatically extended for an additional five-year period on each successive fifth anniversary of such date, unless earlier terminated or not extended by either party. If Mr. Bethune's employment agreement is not extended by him, or is terminated by Continental for cause (as described in the agreement) or by Mr. Bethune without good cause (as described in the agreement), he will receive:

- a lump-sum payment of approximately $5.1 million, the amount to which he would have been entitled under his previous employment agreement if he had left our employ following the purchase in 1998 by Northwest Airlines Corporation and its affiliates of a majority of our voting power;

- the SERP benefit; and

- Flight Benefits and other perquisites (together with the SERP and lump-sum payments, the "Base Benefits").

If we terminate his employment for reasons other than death, disability or cause, or if we do not extend his employment agreement, or if he terminates his employment agreement for good cause, then we must, in addition to providing the Base Benefits:

- cause all options, shares of restricted stock, LTIP awards, Retention Program awards and similar incentives awarded to him to vest;

- make a lump-sum cash severance payment to him (calculated as described below, the "Termination Payment");

- provide him with out-placement, office and other perquisites for certain specified periods; and

- provide him and his eligible dependents with certain insurance benefits.

In addition to these benefits, if we terminate his employment due to death or disability, in lieu of out-placement services and the Termination Payment, certain life insurance or disability payments, as applicable, would be made.

The "Termination Payment" referred to above is equal to three times the sum of (a) his then current annual base salary and (b) the amount of such salary times 125%.

We are required to maintain life insurance on Mr. Bethune's behalf in an amount not less than the Termination Payment. We will indemnify him for his tax obligations with respect to payments or other benefits under the agreement or otherwise to the extent that those payments or other benefits are subject to an excise or other special additional tax that would not have been imposed absent those payments or other benefits.

Pursuant to the SERP, Mr. Bethune will receive a base retirement benefit in the form of an annual single life annuity or, at his election, in a lump-sum payment, in an amount equal to the product of (x) 2.5% times (y) the number of his credited years of service (which include additional credited years of service for each of the years 2000-2004 to induce him to remain in our employ, with Mr. Bethune receiving up to an additional nine years of credited service if he receives a Termination Payment under his employment agreement, limited by a cap of 30 years) times (z) his final average compensation. Final average compensation includes salary and cash bonuses, but excludes bonuses paid prior to April 1, 1995, certain stay bonus amounts described in the Summary Compensation Table, amounts paid under the LTIP or the Retention Program, proceeds to him from any awards under any option, stock incentive or similar plan, and any Termination Payment or certain similar payments. Amounts payable under our general retirement plan are offset against the SERP benefit. At his election, Mr. Bethune may receive an actuarially equivalent joint and survivor annuity or lump-sum payment of his SERP in lieu of a single life annuity.

Agreements with Other Named Executives.   We have also entered into employment agreements, effective July 25, 2000, with each of Messrs. Kellner, Smisek and Campbell, which provide for a current base salary of not less than $730,000, $600,000 and $465,000, respectively. The agreements also provide for participation in any cash bonus program we implement at the maximum level available to any other executive at a comparable level, a SERP with terms similar to that of Mr. Bethune (limited by a cap of 26 years of service in the case of Messrs. Kellner and Smisek and 24 years of service in the case of Mr. Campbell) and based on the executive's final average compensation, Flight Benefits, perquisites and other matters. Each of the agreements may be terminated at any time by either party, with or without cause. The agreements of Messrs. Kellner and Smisek are for five-year terms of employment ending in July 2005 and are automatically extended for an additional five-year period on each successive fifth anniversary of such date, unless earlier terminated or not extended by either party. Mr. Campbell's agreement is for a three-year term ending in July 2003 and is automatically extended for an additional three-year period on each successive third anniversary of such date, unless earlier terminated or not extended by either party. Each agreement is otherwise similar to that of Mr. Bethune, but their Termination Payments are limited to two times the sum of (a) the executive's then current annual base salary and (b) the amount of that salary times 125%, unless their termination occurs within two years following a change in control (in which case it is three times that sum), and there is no lump-sum payment relating to the 1998 acquisition by Northwest included in their Base Benefits. We also had an employment agreement with Mr. McLean bearing similar terms to those of Messrs. Kellner and Smisek and providing for a base salary of $625,000. Mr. McLean retired in March 2003. In connection with his retirement, we agreed to pay Mr. McLean one year's base salary in a lump-sum and an amount equal to the 2003 bonus applicable to him, pro-rated through the date of his retirement but payable only if and when the 2003 bonus pays out, and we agreed to credit him with three additional years of service under his SERP and waive the 10% reduction in his SERP applicable to his election to receive a lump-sum payout. We also agreed to treat his resignation as a retirement under the terms of his options, restricted stock and Retention Program awards. Under the terms of Mr. McLean's employment agreement, Mr. McLean will also receive flight benefits and medical benefits for his lifetime, and retained his company automobile.

Retirement Plan

The Continental Retirement Plan, adopted effective in 1988, is a noncontributory, defined benefit pension plan. The following table represents the estimated annual benefits payable in the form of a single life annuity to participants in specified service and compensation categories at age 65 under the plan as it pertains to non-pilots. Under the plan, final average compensation means the average of the participant's highest five consecutive years of compensation during the last ten calendar years with Continental for participating employees other than pilots. For pilots, final average compensation means the average of the participant's highest 60 consecutive months of compensation during the last 120 months with Continental (with shorter averaging periods applying to pilots retiring prior to January 1, 2003). Final average compensation includes regular pay and shift differential, and generally excludes bonuses, severance pay, incentive and other special forms of pay. In lieu of a monthly annuity, participants meeting specified age and/or service requirements may elect to receive a lump-sum payment. The Internal Revenue Code currently limits the compensation covered by the plan to $200,000 for pilots for years beginning in 2002. This limit is indexed by the IRS for increases in the cost of living. The compensation limit for all other participants is set at $170,000 pursuant to the provisions of the plan. The table reflects benefit amounts calculated using the compensation limit and average social security wage base in effect for participants who reach age 65 in 2003.

Pension Plan Table

Final Average Compensation	Years of Service					
	5	10	15	20	25	30
$100,000	$ 7,261	$14,523	$21,784	$29,046	$36,307	$43,569
$125,000	9,311	18,623	27,934	37,246	46,557	55,869
$150,000	11,361	22,723	34,084	45,446	56,807	68,169
$170,000	13,001	26,003	39,004	52,006	65,007	78,009
$200,000	15,461	30,923	46,384	61,846	77,307	92,769

Messrs. Bethune, Kellner, McLean, Smisek and Campbell are estimated to have nine, eight, nine, eight and six credited years of service under the plan, respectively. In addition, each of their employment agreements provides for certain supplemental retirement benefits, which benefits will be offset by amounts paid or payable under the retirement plan. Under the plan, a retired participant's annual benefit commencing at or after the normal retirement age of 65 (60 in the case of pilots) is equal to (x) 1.19% of the participant's final average compensation plus (y) 0.45% of the participant's final average compensation (or a variable percentage in the case of pilots) in excess of the average Social Security wage base, multiplied by (z) up to 30 years of service. Pilots are not subject to a cap on service years. Special rules (not relating to maximum service years) also apply for certain of our other work groups.

Performance Graph

The following graph compares the cumulative total return on our common stock with the cumulative total returns (assuming reinvestment of dividends) on the Amex Airline Index and the Standard & Poor's 500 Stock Index as if $100 were invested in the common stock and each of those indices on December 31, 1997.



	12/31/97	12/31/98	12/31/99	12/29/00	12/31/01	12/31/02
Continental Airlines	$100.00	$ 69.61	$ 92.21	$107.27	$ 54.46	$ 15.06
Amex Airline Index	$100.00	$ 92.63	$ 96.20	$106.09	$ 55.73	$ 24.67
S&P 500 Index.	$100.00	$128.34	$155.14	$141.13	$124.40	$ 97.08

2002 Executive Compensation Report of the Human Resources Committee

General Compensation Strategy

As a result of the terrorist attacks of September 11, 2001 and their aftermath, the airline industry has suffered its worst financial crisis in history. Business travel has decreased significantly, fuel prices have reached record levels, yields and revenue per available seat mile have fallen materially, additional taxes and fees have been imposed on air travel, the federal government has imposed costly security requirements on air carriers without paying for many of them, and new security requirements have made air travel a less convenient and pleasant experience than it was before the terrorist attacks. Additionally, the current conflict in the Middle East (and the prior threat of conflict) have diminished air travel and revenue in the face of high oil prices. The airline industry finds itself in the center of a "perfect storm."

Two major carriers (United Air Lines and US Airways) filed for bankruptcy in 2002, American Airlines and Northwest Airlines have publicly acknowledged that they may file for bankruptcy unless they renegotiate their outstanding labor agreements, and Delta Air Lines has requested cost relief from its pilot work group. All major hub-and-spoke carriers suffered significant losses in 2002, and anticipate significant losses in 2003 as well.

Despite the greatest financial challenges in airline history, Continental significantly outperformed its peer major hub-and-spoke competitors in 2002, achieving a record domestic unit revenue premium to the peer competitor average, decreasing its unit cost (excluding special charges), and achieving the highest EBITDAR margin and lowest pre-tax loss per available seat mile of its peer competitors, all while maintaining its product and delivering outstanding operational performance and reliability.

It is in this context of industry crisis and Continental's significant outperformance of its peer hub-and-spoke competitors, that the Human Resources Committee of the board of directors took action during 2002. The Human Resources Committee worked with its compensation consultants to structure compensation that would keep the company's management team, including executive officers, intact during a period of unprecedented challenges to the airline industry, and motivate management to take aggressive actions to maximize the chances of recovery and increase stockholder value. While aware that industry challenges have significantly diminished stockholder value, the committee also recognizes that Continental has significantly outperformed its peer hub-and-spoke competitors during the current crisis. The committee also believes that the company's well-regarded management team is key to Continental's survival and the ultimate preservation and growth of stockholder value. In fact, due to the tumultuousness of the industry, Continental's managers are in high demand by competitors and others, and retention remains a salient issue. Consequently, the committee continues to believe its goal of providing appropriate incentive compensation to the management team and to all employees is of critical importance. To that end, the committee has reexamined and reaffirmed its compensation strategy to:

- appropriately link compensation levels with the creation of stockholder value,

- provide total compensation capable of attracting, motivating and retaining executives of outstanding talent,

- achieve competitiveness of total compensation, and

- emphasize variable pay to motivate managers to improve performance.

In considering appropriate executive compensation levels, the committee applies these factors to available marketplace compensation data for certain non-airline companies with revenue and other characteristics deemed by the committee and its consultants to be comparable to ours and also for U.S. airlines of comparable size, including some of the industry peer airlines shown in the performance graph. The elements of compensation included in the competitive analysis generally are base salaries, annual incentives and long-term incentives. Continental competes for executive talent principally with companies other than airlines; consequently, the committee emphasizes compensation data from non-airline companies in its analysis of competitive compensation packages.

Most of Continental's employees other than officers and other senior managers participate in the company's on-time arrival bonus program and, during periods of profitability, its profit sharing plan. Due to the challenges confronting the airline industry, the company's profit sharing plan did not pay out for 2002, but the company's outstanding on-time arrival performance resulted in significant payments to the broad-based employee group under the on-time arrival bonus program.

Executives' incentives are linked to Continental's performance through:

- the executive bonus performance award program, which is designed to pay quarterly cash bonuses based on Continental's quarterly performance (this program has paid no bonuses since the third quarter of 2001 due to the unprecedented turmoil resulting from the September 11 terrorist attacks and their aftermath);

- special bonus programs that the committee has adopted since the September 11 terrorist attacks to provide incentives for the company's executives and certain other officers to remain with the company and help guide it through the aftermath of the attacks and the resulting industry upheaval and restructuring (the programs applicable to 2002 paid out one-half of the total available opportunity);

- a long term incentive performance award program, which pays cash bonuses based on Continental's performance relative to its peer major hub-and-spoke competitors over three-year rolling performance cycles (the award, as amended, applicable to the 3-year performance period from January 1, 2000 through December 31, 2002 paid out in full with respect to that 3-year period);

- the officer retention and incentive award program, designed to retain officers and encourage Continental's participation in more cost-effective distribution and marketing channels by allowing officers to participate in a portion of any gains and profits that the company realizes in its e-commerce and internet investments (this program had no payouts for 2002);

- stock options (none of the stock options held by executive officers was "in the money" at year end 2002); and

- grants from time to time of restricted shares of our common stock.

In conducting the programs applicable to executives, the committee considers the effects of section 162(m) of the Internal Revenue Code. Section 162(m) denies publicly held companies a tax deduction for annual compensation in excess of one million dollars paid to their chief executive officer or any of their four other most highly compensated executive officers employed on the last day of a given year, unless their compensation is based on qualified performance criteria. To qualify for deductibility, these criteria must be established by a committee of outside directors and approved, as to their material terms, by that company's stockholders. Some of Continental's compensation plans, including its stock option plans, the executive bonus performance award program, the long term incentive performance award program and the officer retention and incentive award program, were designed to qualify as performance-based compensation under section 162(m). The committee may approve compensation or changes to plans, programs or awards that may cause the compensation or awards not to comply with section 162(m) if it determines that such action is appropriate and in the company's best interests. The salary of the Chief Executive Officer in excess of one million dollars and other awards, such as restricted stock grants, special bonus programs that were implemented by the committee for 2002 only and LTIP awards that are amended after the commencement of the relevant performance period, do not so qualify and are subject to the limitation on deductibility. Although some amounts recorded as compensation by the company to certain executives with respect to 2002 were limited by section 162(m), that limitation did not result in the current payment of increased federal income taxes by the company due to its significant net operating loss carryforwards.

Base Salaries.   The committee believes it is crucial for the company to provide executive salaries within a competitive market range in order to attract and retain highly talented executives. The specific competitive markets considered depend on the nature and level of the positions in question, the labor markets from which qualified individuals are recruited, and the companies and industries competing for the services of our executives. Base salary levels are also dependent on the performance of each individual executive over time. Thus, executives who sustain higher levels of performance over time will have correspondingly higher salaries. Salary adjustments are based on competitive market salaries and general levels of market increases in salaries, individual performance, overall financial results and changes in job duties and responsibilities. All base salary increases are based on a philosophy of relative salary equity, market demand and pay-for-performance.

Incentive Compensation.   The committee believes that appropriate base salaries must be coupled with incentive compensation that not only attracts and retains qualified employees, but also rewards them for increased performance. Compensation linked to the performance of our common stock is one of the best incentives to align management's interests with those of stockholders and to enhance

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performance. In addition, since 2000 the committee has sought to define performance criteria relative to our competitors, mitigate the dilutive effect of relying solely on common stock-based awards as incentive compensation, and develop programs designed to retain management in the face of significant employment opportunities and recruiting efforts from other companies. The committee has implemented stock option plans for Continental's executive officers and other senior managers to encourage employees to identify their interests with those of stockholders and enhance Continental's performance. In addition, the company maintains its on-time arrival bonus program and profit sharing plan discussed above to incentivize substantially all non-management employees (except, with respect to the profit sharing plan, employees whose collective bargaining agreement provides otherwise or limits participation or who participate in profit sharing arrangements required by foreign law). Finally, the company has an executive bonus performance award program, a long term incentive performance award program, an officer retention and incentive award program, and other programs to focus employees on common goals and to encourage them to work together to help the company recover from current conditions and achieve profitability. The committee believes that these incentives play a significant part in Continental's performance and success.

2002 Executive Compensation

Base Salaries.   There were no adjustments by the company in 2002 to base salaries of our senior executives listed in the Summary Compensation Table.

Incentive replacement following terrorist attacks.   As discussed in our report in last year's proxy statement, in October 2001, the Chief Executive Officer, the other executives named above in the summary compensation table, and the vast majority of Continental's other officers and management employees voluntarily surrendered to the company for cancellation, for no remuneration, all of their outstanding stock options. In the wake of the September 11 terrorist attacks, the market value of the company's common stock had fallen significantly below the exercise prices of the surrendered options, destroying the incentives the options were designed to create. This surrender was made with the committee's knowledge; however, no arrangement was made or assurance given as to possible replacement incentives for these individuals. Accounting rules would have imposed detrimental variable accounting treatment on any options awarded within six months of the surrender. The committee did not wish to unnecessarily burden the company with such adverse accounting treatment and had not determined at the time of the option surrenders in 2001 what compensation programs would be appropriate in the rapidly changing airline industry.

After reviewing the matter with the committee's consultants, the committee determined during 2002 to grant the company's officers restricted shares of common stock, which vest over a four-year period. The remainder of the company's senior managers were awarded a cash retention bonus, which pays out in six month increments over a two-year period, and a limited number of stock options to be granted at the time of such payouts. In addition, each group received in June 2002 stock options bearing a five-year term and an exercise price equal to the fair market value on the date of grant. The options were vested as to approximately one-half of the shares they covered on the date of grant and vest as to the remainder on an annual basis through 2005. The number of options granted in June 2002 was the same for each eligible person as the number of options voluntarily surrendered by that person to the company in October 2001. The option grants were made from shares already available under the company's stockholder approved equity incentive plans and made available by the surrender of options in October 2001.

Stock and Other Incentives.   As described above, the committee awarded stock options and shares of restricted stock to the company's officers during 2002. Officers also received awards under the company's long-term incentive award programs (for the 3-year performance period beginning on January 1, 2002 and ending on December 31, 2004) and its officer retention and incentive award program. The long term incentive award for the 3-year performance period beginning January 1, 2000 and ending December 31, 2002 paid out in full for that performance period, with the company achieving a first place ranking in EBITDAR margin over that period as compared with the relevant industry group. That award was amended in early 2002 so that aggregate payments were limited by a specific dollar cap as opposed to a fixed percentage of actual average operating income over the performance period, permitting a full payment if the company were to achieve the highest cumulative EBITDAR margin in the industry group. The relevant operating income hurdle for that award was also adjusted downward, although the company actually achieved the original higher level of operating income hurdle that was in place prior to the adjustment.

Other Plans and Programs. The executive bonus performance award program makes our executive officers and certain additional officers recommended by the Chief Executive Officer and approved by the committee eligible to receive on a fiscal quarterly basis a cash bonus of up to 125% of their salary for that quarter based on Continental's cumulative net income earned through that quarter as compared to the cumulative net income targeted through that quarter in a financial plan adopted by the committee. The program also provides an alternate target for bonus payments of achievement of number 1, 2 or 3 in cumulative EBITDAR margin ranking by Continental as compared to an industry group, together with achievement of an operating income hurdle. No quarterly bonuses were earned under this program during 2002. In 2002, the committee established bonus programs applicable to 2002 only that provided an opportunity for the relevant officers to earn a bonus of up to 62.5% of their salary for a quarter if the company met cumulative operating results targeted through that quarter, or ranked first in cumulative EBITDAR margin through that quarter as compared to an industry group. The program relating to the last three quarters of the year also provided an opportunity to earn a year-end cash bonus equal to 62.5% of the officer's annual salary if the company achieved break-even net income for 2002. Since the company did not achieve break-even net income for 2002, these programs paid only one-half of the total bonus opportunity for 2002.

2002 CEO Compensation

Mr. Bethune's salary was unchanged in 2002. As described above, Mr. Bethune received bonuses under the special bonus programs and a payout under his long term incentive award for the 3-year performance period beginning January 1, 2000 and ending December 31, 2002, and received stock options, restricted stock, an award under the long term incentive award program and awards under the officer retention and incentive award program.

Respectfully submitted,

Human Resources Committee
Thomas J. Barrack, Jr., Chairman
Kirbyjon H. Caldwell
George G. C. Parker
Charles A. Yamarone

Ten-Year Option Repricings

As discussed above in the "2002 Executive Compensation Report of the Human Resources Committee", in October 2001, following the terrorist attacks of September 11, 2001, substantially all of the then outstanding stock options held by management employees, including the executive officers, were voluntarily surrendered to the company for cancellation without remuneration. Options were granted to these officers on June 28, 2002 at an exercise price of $15.78. The following table sets forth, in accordance with rules promulgated by the SEC, each of the stock options held by any executive officer that are deemed under the rules of the SEC to have been repriced by the company during the last ten years.

Name	Date	Securities underlying number of options/ SARs repriced or amended (#)	Market price of stock at time of repricing or amendment ($)	Exercise price at time of repricing or amendment ($)	New exercise price ($)	Length of original option term remaining at date of repricing or amendment
Gordon M. Bethune	July 7, 1994	300,000	7.0625	10.6875	7.0675	10 years
Chief Executive Officer	January 2, 1995	250,000	4.625	7.0625	5.50	9 years
	June 28, 2002	150,000	15.78	56.8125	15.78	1.5 years
	June 28, 2002	500,000	15.78	35.00	15.78	2 years
	June 28, 2002	75,000	15.78	42.0625	15.78	3.5 years
	June 28, 2002	75,000	15.78	49.80	15.78	4.5 years
Lawrence W. Kellner	June 28, 2002	60,000	15.78	56.8125	15.78	1.5 years
President and Chief Operating Officer	June 28, 2002	190,000	15.78	35.00	15.78	2 years
	June 28, 2002	30,000	15.78	42.0625	15.78	3.5 years
	June 28, 2002	55,000	15.78	49.80	15.78	4.5 years
C.D. McLean	April 27, 1995	100,000	8.00	10.6875	8.00	9 years
Former Executive Vice President and Chief	June 28, 2002	60,000	15.78	56.8125	15.78	1.5 years
Operating Officer	June 28, 2002	140,000	15.78	35.00	15.78	2 years
	June 28, 2002	30,000	15.78	42.0625	15.78	3.5 years
	June 28, 2002	40,000	15.78	49.80	15.78	4.5 years
Jeffery A. Smisek	June 28, 2002	60,000	15.78	56.8125	15.78	1.5 years
Executive Vice President	June 28, 2002	140,000	15.78	35.00	15.78	2 years
	June 28, 2002	30,000	15.78	42.0625	15.78	3.5 years
	June 28, 2002	40,000	15.78	49.80	15.78	4.5 years
Michael H. Campbell	June 28, 2002	50,000	15.78	56.8125	15.78	1.5 years
Senior Vice President — Human Resources	June 28, 2002	90,000	15.78	35.00	15.78	2 years
and Labor Relations	June 28, 2002	20,000	15.78	42.0625	15.78	3.5 years
	June 28, 2002	20,000	15.78	49.80	15.78	4.5 years
James Compton	June 28, 2002	12,500	15.78	35.00	15.78	2 years
Senior Vice President — Marketing	June 28, 2002	16,250	15.78	29.1875	15.78	2 years
	June 28, 2002	12,500	15.78	42.0625	15.78	3.5 years
	June 28, 2002	7,500	15.78	52.58	15.78	4 years
	June 28, 2002	20,000	15.78	49.80	15.78	4.5 years
Mark A. Erwin	April 27, 1995	26,000	8.00	10.6875	8.00	9 years
President and Chief Executive Officer of	June 28, 2002	50,000	15.78	56.8125	15.78	1.5 years
Continental Micronesia, Inc.	June 28, 2002	50,000	15.78	35.00	15.78	2 years
	June 28, 2002	20,000	15.78	42.0625	15.78	3.5 years
	June 28, 2002	20,000	15.78	49.80	15.78	4.5 years

Name	Date	Securities underlying number of options/ SARs repriced or amended (#)	Market price of stock at time of repricing or amendment ($)	Exercise price at time of repricing or amendment ($)	New exercise price ($)	Length of original option term remaining at date of repricing or amendment
J. David Grizzle	June 28, 2002	24,000	15.78	28.625	15.78	.5 years
Senior Vice President — Corporate	June 28, 2002	50,000	15.78	56.8125	15.78	1.5 years
Development	June 28, 2002	50,000	15.78	35.00	15.78	2 years
	June 28, 2002	20,000	15.78	42.0625	15.78	3.5 years
	June 28, 2002	20,000	15.78	49.80	15.78	4.5 years
Glen W. Hauenstein	June 28, 2002	12,500	15.78	35.00	15.78	2 years
Senior Vice President — Network	June 28, 2002	16,250	15.78	29.1875	15.78	2 years
	June 28, 2002	12,500	15.78	42.0625	15.78	3.5 years
	June 28, 2002	7,500	15.78	52.58	15.78	4 years
	June 28, 2002	20,000	15.78	49.80	15.78	4.5 years
Gerald Laderman	June 28, 2002	15,000	15.78	28.625	15.78	.5 years
Senior Vice President — Finance and	June 28, 2002	25,000	15.78	35.00	15.78	2 years
Treasurer	June 28, 2002	32,500	15.78	29.1875	15.78	2 years
	June 28, 2002	20,000	15.78	42.0625	15.78	3.5 years
	June 28, 2002	20,000	15.78	49.80	15.78	4.5 years
Dante R. Marzetta	June 28, 2002	1,000	15.78	32.25	15.78	.5 years
Senior Vice President — Airport Services	June 28, 2002	1,000	15.78	28.625	15.78	.5 years
	June 28, 2002	2,000	15.78	42.0625	15.78	3.5 years
	June 28, 2002	2,500	15.78	49.80	15.78	4.5 years
	June 28, 2002	500	15.78	52.58	15.78	4 years
	June 28, 2002	415	15.78	48.1875	15.78	4 years
George L. Mason	April 27, 1995	26,000	8.00	10.6875	8.00	9 years
Former Senior Vice President — Technical	June 28, 2002	50,000	15.78	56.8125	15.78	1.5 years
Operations	June 28, 2002	25,000	15.78	35.00	15.78	2 years
	June 28, 2002	20,000	15.78	42.0625	15.78	3.5 years
	June 28, 2002	20,000	15.78	49.80	15.78	4.5 years
Deborah L. McCoy	June 28, 2002	12,500	15.78	35.00	15.78	2 years
Senior Vice President — Flight Operations	June 28, 2002	16,250	15.78	29.1875	15.78	2 years
	June 28, 2002	20,000	15.78	42.0625	15.78	3.5 years
	June 28, 2002	20,000	15.78	49.80	15.78	4.5 years
Jeffrey J. Misner	June 28, 2002	12,187	15.78	29.1875	15.78	2 years
Senior Vice President and Chief Financial	June 28, 2002	10,000	15.78	32.125	15.78	2.5 years
Officer	June 28, 2002	12,500	15.78	42.0625	15.78	3.5 years
	June 28, 2002	20,000	15.78	49.80	15.78	4.5 years
Bonnie S. Reitz	June 28, 2002	50,000	15.78	56.8125	15.78	1.5 years
Former Senior Vice President — Sales and	June 28, 2002	37,500	15.78	35.00	15.78	2 years
Distribution	June 28, 2002	20,000	15.78	42.0625	15.78	3.5 years
	June 28, 2002	20,000	15.78	49.80	15.78	4.5 years
Barry P. Simon	April 27, 1995	150,000	8.00	10.6875	8.00	9 years
Former Senior Vice President —	June 28, 2002	50,000	15.78	56.8125	15.78	1.5 years
International	June 28, 2002	25,000	15.78	35.00	15.78	2 years
	June 28, 2002	20,000	15.78	42.0625	15.78	3.5 years
	June 28, 2002	20,000	15.78	49.80	15.78	4.5 years
Kuniaki (Jun) Tsuruta	June 28, 2002	50,000	15.78	56.8125	15.78	1.5 years
Former Senior Vice President — Purchasing	June 28, 2002	37,500	15.78	35.00	15.78	2 years
and Materials Services	June 28, 2002	20,000	15.78	42.0625	15.78	3.5 years
	June 28, 2002	20,000	15.78	49.80	15.78	4.5 years

Name	Date	Securities underlying number of options/ SARs repriced or amended (#)	Market price of stock at time of repricing or amendment ($)	Exercise price at time of repricing or amendment ($)	New exercise price ($)	Length of original option term remaining at date of repricing or amendment
John E. (Ned) Walker	June 28, 2002	25,000	15.78	35.00	15.78	2 years
Senior Vice President — Worldwide	June 28, 2002	8,125	15.78	29.1875	15.78	2 years
Corporate Communications	June 28, 2002	50,000	15.78	40.625	15.78	3.5 years
	June 28, 2002	20,000	15.78	42.0625	15.78	3.5 years
	June 28, 2002	20,000	15.78	49.80	15.78	4.5 years
Janet P. Wejman	June 28, 2002	50,000	15.78	56.8125	15.78	1.5 years
Senior Vice President and	June 28, 2002	50,000	15.78	35.00	15.78	2 years
Chief Information Officer	June 28, 2002	20,000	15.78	42.0625	15.78	3.5 years
	June 28, 2002	20,000	15.78	49.80	15.78	4.5 years

Numbers of shares and prices in the above table have been adjusted to reflect the company's July 1996 2-for-1 stock split. The option grants awarded in June 2002 vest as follows: (i) the portion of the option grant equal to options surrendered in October 2001 that were originally granted during or prior to 1999 vest 75% on the date of grant and 25% on April 17, 2003, and (ii) the portion of the option grant equal to options surrendered in October 2001 that were originally granted in 2000 or 2001 vest 25% on date of grant and 25% on each of April 17, 2003, April 17, 2004 and April 17, 2005. The options granted on June 28, 2002 to five executive officers who retired in March 2003 vested and are exercisable for one year from the date of retirement.

Human Resources Committee
Thomas J. Barrack, Jr., Chairman
Kirbyjon H. Caldwell
George G. C. Parker
Charles A. Yamarone

Compensation Committee Interlocks and Insider Participation

Our executive compensation programs are administered by the Human Resources Committee of the board of directors. The committee is currently composed of four independent, non-employee directors, and no member of the committee has been an officer or employee of Continental or any of its subsidiaries.

Certain Transactions

Two of our directors, Messrs. Bonderman and Price, may be deemed to indirectly control approximately 54% of the voting power of America West Holdings Corporation, the parent company of America West Airlines, Inc., and less than 2% of its equity. We are advised that their personal indirect equity interests in America West are less than 1%. Until last year, we had a series of agreements with America West relating to code-sharing and ground handling activities considered normal to the daily operations of both airlines. Pursuant to these agreements, we paid America West approximately $18 million in 2002 (representing less than 1% of America West's revenue and less than 1% of our operating expenses in 2002), and they paid us approximately $24 million (representing less than 1% of our revenue and approximately 1% of America West's disclosed operating expenses in 2002). We maintain other standard agreements with America West typical to the airline industry, such as airline passenger, ticketing and baggage interline agreements.

We have a marketing agreement with Hotwire, Inc. pursuant to which we sell tickets to Hotwire for resale to the public. The distribution services provided by Hotwire are considered normal to the daily operations of both Hotwire and us. During 2002, we sold Hotwire approximately $33 million of tickets (representing less than 1% of Continental's revenue), and, in January 2002, we purchased $1.6 million of redeemable preferred stock of Hotwire, on identical terms to the other airline investors in Hotwire. Messrs. Bonderman and Price may be deemed to indirectly control shareholders that elect the board of directors of Hotwire and hold approximately 27% of Hotwire's general voting power and 42% of its equity. We are advised that their personal indirect equity interests in Hotwire are less than 1%.

During 2002, we paid approximately $43 million to Gate Gourmet International AG for catering services (which, we are advised, represents less than 3% of Gate Gourmet's revenue and which represents less than 1% of Continental's operating expenses in 2002). Messrs. Bonderman and Price may be deemed to indirectly control entities that acquired substantially all of the voting power and equity securities of Gate Gourmet in December 2002. We are advised that their personal indirect equity interests in Gate Gourmet are less than 3%.

Karen Hastie Williams, one of our directors, is a partner of Crowell & Moring LLP, a law firm that has provided services to us and our subsidiaries for many years. Our fee arrangement with Crowell & Moring LLP is negotiated on the same basis as our arrangements with other outside legal counsel and is subject to the same terms and conditions. The fees we pay to Crowell & Moring LLP are comparable to those we pay to other law firms for similar services.

Our board of directors has reviewed the foregoing transactions and determined that none is material to the director involved.

An adult child of one of our executive officers and an adult child of one of our former executive officers are employed by the company: Xavier Bethune (Senior Director-Purchasing) and Jun Tsuruta (Senior Director-Purchasing and Air Frame Contracts). Mr. Bethune is the son of Gordon Bethune, Chairman of the Board and Chief Executive Officer, and Mr. Tsuruta is the son of Kuniaki Tsuruta, formerly Senior Vice President-Purchasing and Material Services, who retired in March 2003. These individuals received aggregate salaries and bonuses in 2002 of $159,220 and $155,203, respectively, along with equity incentives and employee flight and other benefits typical to their levels of employment. Due to a foreign work assignment, Xavier Bethune also received $45,286 in expatriate allowances and $21,539 as a relocation gross-up in connection with his return to the United States.

Report of the Audit Committee

The Audit Committee is comprised of three non-employee members of the board of directors. After reviewing the qualifications of the current members of the committee, and any relationships they may have with the company that might affect their independence from the company, the board has determined that (1) all current committee members are "independent" as that concept is defined in the applicable rules of the New York Stock Exchange ("NYSE"), (2) all current committee members are financially literate, and (3) at least one current committee member has accounting or related financial management expertise. New rules have been proposed by the NYSE, and additional rules have been adopted by the SEC that will govern the composition and operation of the committee in the future. These rules are collectively referred to in this committee report as the "new rules." The company will comply with the new rules as they become effective.

The board of directors appointed the undersigned directors as members of the committee and adopted a written charter setting forth the procedures and responsibilities of the committee. Each year, the committee reviews the charter and reports to the board on its adequacy in light of applicable NYSE rules. In contemplation of the new rules, the committee has recommended and the board has adopted a new charter, a copy of which is included as Appendix B to this proxy statement. In addition, the company furnishes an annual written affirmation to the NYSE relating to clauses 1-3 of the foregoing paragraph and the adequacy of the committee charter.

During the last year, and earlier this year in preparation for the filing with the SEC of the company's annual report on Form 10-K (the "10-K") for the year ended December 31, 2002, the committee:

- reviewed and discussed the audited financial statements included as Appendix A to this proxy statement with management and the company's independent auditors;

- reviewed the overall scope and plans for the audit and the results of the independent auditors' examinations;

- met with management periodically during the year to consider the adequacy of the company's internal controls and the quality of its financial reporting and discussed these matters with the company's independent auditors and with appropriate company financial personnel and internal auditors;

- discussed with the company's senior management, independent auditors and internal auditors the process used for the company's chief executive officer and chief financial officer to make the certifications required by the SEC and the Sarbanes-Oxley Act of 2002 in connection with the 10-K and other periodic filings with the SEC;

- reviewed and discussed with the independent auditors (1) their judgments as to the quality (and not just the acceptability) of the company's accounting policies, (2) the written communication required by Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees" and the independence of the independent auditors, and (3) the matters required to be discussed with the committee under auditing standards generally accepted in the United States, including Statement on Auditing Standards No. 61, "Communication with Audit Committees";

- based on these reviews and discussions, as well as private discussions with the independent auditors and the company's internal auditors, recommended to the board of directors the inclusion of the audited financial statements of the company and its subsidiaries in the 10-K; and

- determined that the non-audit services provided to the company by the independent auditors (which are discussed below under Proposal 2) are compatible with maintaining the independence of the independent auditors.

Notwithstanding the foregoing actions and the responsibilities set forth in the committee charter, the charter clarifies that it is not the duty of the committee to plan or conduct audits or to determine that the company's financial statements are complete and accurate and in accordance with generally accepted accounting principles. Management is responsible for the company's financial reporting process including its system of internal controls, and for the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States. The independent auditors are responsible for expressing an opinion on those financial statements. Committee members are not employees of the company or accountants or auditors by profession or experts in the fields of accounting or auditing. Therefore, we have relied, without independent verification, on management's representation that the financial statements have been prepared with integrity and objectivity and in conformity with accounting principles generally accepted in the United States and on the representations of the independent auditors included in their report on the company's financial statements.

While we meet regularly with management and the independent and internal auditors, including private discussions with the independent auditors and the company's internal auditors and receive the communications described above, our oversight does not provide us with an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or policies, or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, our considerations and discussions with management and the independent auditors do not assure that the company's financial statements are presented in accordance with generally accepted accounting principles or that the audit of the company's financial statements has been carried out in accordance with generally accepted auditing standards.

Respectfully submitted,

Audit Committee
Karen Hastie Williams, Chairperson
Patrick Foley
Donald L. Sturm

Proposal 1:

ELECTION OF DIRECTORS

It is the intention of the persons named in the enclosed form of proxy, unless otherwise instructed, to vote duly executed proxies for the election of each nominee for director listed below. Pursuant to our bylaws, directors will be elected by a plurality of the votes duly cast at the stockholders meeting. If elected, each nominee will hold office until the next annual meeting of stockholders and until his or her respective successor has been duly elected and has qualified, except as discussed below. We do not expect any of the nominees to be unavailable to serve for any reason, but if that should occur before the meeting, we anticipate that proxies will be voted for another nominee or nominees to be selected by the board of directors.

In February 2003, the board of directors unanimously adopted corporate governance guidelines developed by the corporate governance committee of the board. The guidelines, which can be found under Corporate Governance at *www.continental.com/company/investor*, provide (with a limited exception for three of our directors) that directors will not be nominated for election if they are or would be 70 years of age or older at the time of their election. Messrs. Foley, Pogue and Sturm, each a nominee for director, are over age 70. To facilitate a smooth transition and to permit the corporate governance committee of the board to identify suitable candidates for election to the board, the corporate governance guidelines permit the one-time renomination of Messrs. Foley, Pogue and Sturm in connection with the 2003 annual meeting, and the corporate governance committee has recommended their nomination to the board, together with other director nominees. Accordingly, the board has determined to nominate Messrs. Foley, Pogue and Sturm for election at the meeting, together with other director nominees.

Our board of directors currently consists of thirteen persons. However, the board of directors increased the size of the board to fourteen members effective May 14, 2003. The Corporate Governance Committee of the board of directors is working with its consultants to identify appropriate candidates for the committee to consider and interview, and to make a recommendation to the board for filling this new position. The time involved in this review process will likely not permit us to identify a candidate in time for the candidate to be proposed for election by stockholders at the meeting, but we anticipate that a final candidate will be identified and that the board will fill the vacancy shortly following the meeting. Stockholder nominations will not be accepted for filling this vacancy at the meeting because our bylaws require advance notice for such a nominations, the time for which has passed. Your proxy cannot be voted for a greater number of persons than the number of nominees named herein. There is no family relationship between any of the nominees for director or between any nominee and any executive officer. Our board has determined that all non-employee nominees for our board (11 of the 13 nominees) are "independent" as that term is defined by NYSE rules with respect to service on our board.

The following table shows, with respect to each nominee, (i) the nominee's name and age, (ii) the period for which the nominee has served as a director, (iii) all positions and offices with Continental currently held by the nominee and his or her principal occupation and business experience during the last five years, (iv) other directorships held by the nominee and (v) the standing committees of the board of directors of which he or she is a member. Each of the nominees is currently on our board.

Name, Age, Position and Committee Memberships	Term of Office and Business Experience
THOMAS J. BARRACK, JR., age 55 . . . . (Human Resources Committee, Corporate Governance Committee)	Director since 1994. Chairman and Chief Executive Officer of Colony Capital, LLC and Colony Advisors, LLC (real estate investments) for more than five years. Director of: Public Storage, Inc.; First Republic Bank.
GORDON M. BETHUNE, age 61 . . . . Chairman of the Board and Chief Executive Officer (Executive Committee, Finance and Strategy Committee)	Director since 1994. Chairman of the Board and Chief Executive Officer for more than five years. Various positions with The Boeing Company from 1988-1994, including Vice President and General Manager of the Commercial Airplane Group Renton Division, Vice President and General Manager of the Customer Services Division and Vice President of Airline Logistics Support. Director of: ANC Rental Corporation; ExpressJet Holdings, Inc.; Honeywell International Inc.
DAVID BONDERMAN, age 60 . . . . (Executive Committee, Finance and Strategy Committee)	Director since 1993. Managing Partner of Texas Pacific Group (a private investment firm) for more than five years. Director of: ProQuest Company, formerly Bell & Howell Company, Inc.; Co-Star Group, Inc.; Denbury Resources, Inc.; Ducati Motor Holding S.p.A.; J. Crew Group, Inc.; Magellan Health Services, Inc.; ON Semiconductor Corporation; Oxford Health Plans, Inc.; Paradyne Networks, Inc.; Ryanair Holdings, plc; Seagate Technology, Inc.; Washington Mutual, Inc.; Gemplus International, S.A.
KIRBYJON H. CALDWELL, age 49 . . . . (Human Resources Committee, Corporate Governance Committee)	Director since 1999. Senior Pastor of The Windsor Village-United Methodist Church, Houston, Texas for more than five years. Director of: Chase Bank of Texas National Association; Memorial Hermann Healthcare System; the Greater Houston Partnership; Baylor College of Medicine; Momentum Equity Group; Bridgeway Mutual Funds.

Name, Age, Position and Committee Memberships	Term of Office and Business Experience
PATRICK FOLEY, age 71 . . . . (Audit Committee)	Director since 1993. Retired. Former Chairman of the Board, President and Chief Executive Officer of DHL Airways, Inc. (1988-1999); Director of: Foundation Health Systems, Inc.; Glenborough Realty Trust, Inc.; Flextronics International Ltd.
LAWRENCE W. KELLNER, age 44 . . . . President and Chief Operating Officer (Finance and Strategy Committee)	Director since 2001. President and Chief Operating Officer since March 2003. President (May 2001-March 2003); Executive Vice President and Chief Financial Officer (November 1996-May 2001); Director of Belden & Blake Corporation; ExpressJet Holdings, Inc.; Marriott International, Inc.
DOUGLAS H. McCORKINDALE, age 63 . . . . (Executive Committee, Finance and Strategy Committee)	Director since 1993. Chairman, President and CEO of Gannett Co., Inc. ("Gannett") (a nationwide diversified communications company) since February 2001; Vice Chairman, President and CEO of Gannett (June 2000-February 2001); Vice Chairman and President of Gannett (1997-2000). Director of: a group of Prudential Mutual Funds; Lockheed Martin Corporation.
GEORGE G. C. PARKER, age 63 . . . . (Finance and Strategy Committee, Human Resources Committee)	Director since 1996. Dean Witter Distinguished Professor of Finance and Management and previously Senior Associate Dean for Academic Affairs and Director of the MBA Program, Graduate School of Business, Stanford University. Director of: Affinity Group International, Inc.; BGI Mutual Funds; Tejon Ranch Company; Converium Holding AG.
RICHARD W. POGUE, age 74 . . . . (Executive Committee)	Director since 1993. Senior Advisor of Dix & Eaton Incorporated (a public relations firm) since 1994. Former Senior Partner and Managing Partner of Jones, Day, Reavis & Pogue (law firm); Director of: Dix & Eaton Incorporated; Rotek Incorporated.
WILLIAM S. PRICE III, age 46 . . . . (Finance and Strategy Committee)	Director since 1993. Managing Partner of Texas Pacific Group (a private investment firm) for more than five years; Director of: Belden & Blake Corporation; Del Monte Foods Company; Denbury Resources, Inc.; Gemplus International, S.A.; Petco Animal Supplies, Inc.

Name, Age, Position and Committee Memberships	Term of Office and Business Experience
DONALD L. STURM, age 71 . . . . (Audit Committee)	Director since 1993. Chairman of the Board and Chief Executive Officer of: Sturm Group, Inc. (private equity investment managers), Sturm Financial Group, Inc. (bank holding company), for more than five years. Chairman of the Board: MD Network LLC. Director of Castle Rock Development Company (a real estate development company); Chairman of the Board of Verado Holdings, Inc. ("Verado"), a data center company formerly known as FirstWorld Communications, Inc. (January 1998-June 2001); President and Chief Executive Officer of Verado (early 1998- September 1998); Acting President and Chief Executive Officer of Verado (July 2000-November 2000). On February 15, 2002, Verado filed for relief under Chapter 11 of the United States Bankruptcy Code.
KAREN HASTIE WILLIAMS, age 58 . . . . (Audit Committee)	Director since 1993. Partner of Crowell & Moring LLP (law firm) for more than five years; Director of: The Chubb Corporation; Gannett; SunTrust Bank, Inc.; and Washington Gas Light Company. Member of the Internal Revenue Service Oversight Board.
CHARLES A. YAMARONE, age 44 . . . . (Human Resources Committee, Corporate Governance Committee)	Director since 1995. Executive Vice President of Libra Securities LLC (institutional broker-dealer) since January 2002. Executive Vice President of U.S. Bancorp Libra, a division of U.S. Bancorp Investments, Inc. (1999-2001); Executive Vice President and Research Director of Libra Investments, Inc. (1994-1999); Director of El Paso Electric Company.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "<u>FOR</u>" THE ELECTION OF THE NOMINEES NAMED ABOVE, WHICH IS DESIGNATED AS PROPOSAL NO. 1 ON THE ENCLOSED PROXY.


Proposal 2:

**RATIFICATION OF APPOINTMENT
OF INDEPENDENT AUDITORS**


The firm of Ernst & Young LLP has been our independent auditors since 1993, and the board of directors desires to continue to engage the services of this firm for the fiscal year ending December 31, 2003. Accordingly, the board of directors, upon the recommendation of the Audit Committee, has reappointed Ernst & Young LLP to audit the financial statements of Continental and its subsidiaries for fiscal 2003 and report on those financial statements. Stockholders are being asked to vote upon the ratification of the appointment. If stockholders do not ratify the appointment of Ernst & Young LLP, the Audit Committee will reconsider their appointment. Fees paid to Ernst & Young LLP during the last two fiscal years were as follows:

Audit Fees.   Fees for professional services provided during the years ended December 31, 2002 and 2001, were $3.4 million and $3.2 million, respectively. Audit fees consist primarily of the audit and quarterly reviews of the consolidated financial statements, audits of subsidiaries, statutory audits of subsidiaries required by governmental or regulatory bodies, attestation services required by statute or regulation, comfort letters, consents, assistance with and review of documents filed with the SEC, work performed by tax professionals in connection with the audit and quarterly reviews, and accounting and financial reporting consultations and research work necessary to comply with generally accepted auditing standards.

Audit-Related Fees.   Fees for professional services provided during the years ended December 31, 2002 and 2001, were $0.6 million and $0.8 million, respectively. Audit-related fees consist primarily of attestation services not required by statute or regulation.

Tax Fees.   Fees for professional services provided during the years ended December 31, 2002 and 2001, were $1.9 million and $2.0 million, respectively. Tax fees include professional services provided for tax compliance, tax advice, and tax planning, except those rendered in connection with the audit.

All Other Fees.   Fees for professional services provided during the periods ended December 31, 2002 and 2001, were zero and $0.2 million, respectively. Other fees consist primarily of professional services provided related to corporate finance assistance.

The charter of the Audit Committee provides that the committee is responsible for the pre-approval of all auditing services and significant non-audit services to be performed for the company by the independent auditors, subject to the requirements of applicable law. In accordance with such law, the committee has delegated the authority to grant such pre-approvals to the committee chair, which approvals are then reviewed by the full committee at its next regular meeting. Typically, however, the committee itself reviews the matters to be approved. The procedures for pre-approving all audit and non-audit services provided by the independent auditors include the committee reviewing a budget for audit services, audit-related services and tax services. The budget includes a description of, and a budgeted amount for, particular categories of non-audit services that are anticipated at the time the budget is submitted. Committee approval would be required to exceed the budgeted amount for a particular category of services or to engage the independent auditors for any services not included in the budget. The committee periodically monitors the services rendered by and actual fees paid to the independent auditors to ensure that such services are within the parameters approved by the committee.

Representatives of Ernst & Young LLP will be present at the stockholders meeting and will be available to respond to appropriate questions and make a statement should they so desire.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "<u>FOR</u>" THE RATIFICATION OF THE APPOINTMENT OF THE INDEPENDENT AUDITORS, WHICH IS DESIGNATED AS PROPOSAL NO. 2 ON THE ENCLOSED PROXY.

Proposal 3:

PROPOSAL OF STOCKHOLDER

We have been advised that John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, California, who owns 100 shares of the Company's common stock, intends to submit the following proposal at the meeting:

––––––––––––––

"3 — Shareholder Vote on Poison Pills
This topic won one of the highest yes-votes of any shareholder proposal in 2002 - 91%

Shareholders request that the company annually submit to a shareholder vote any poison pill adopted since the previous annual meeting and/or or currently in place.

Shareholder value

Outside of management circles a poison pill is often viewed as a device which can injure shareholders by reducing management accountability and adversely affecting shareholder value. Consistent with this view a poison pill can discourage a profitable buy-out offer for our stock.

Specialists, with an investor perspective, believe that shareholders should have the right to vote on a poison pill, which could entrench existing management.

Harvard Supporting Report

A 2001 Harvard study found that good corporate governance (which took into account whether a company has a poison pill) was significantly and positively correlated with firm value. This study, by both the Harvard Business School and the University of Pennsylvania's Wharton School, reviewed the relationship between the corporate governance index for 1,500 firms and firm performance from 1990 to 1999.

Council of Institutional Investors Recommendation

The Council of Institutional Investors, an organization of over 120 pension funds whose assets exceed $1.5 trillion, has called for shareholders approval of poison pills. In recent years, various companies including McDermott International, Columbia/HCA and Bausch & Lomb have been willing to redeem outstanding poison pills or seek shareholder approval for their poison pill plans. I believe that our company should follow suit.

Shareholder Vote on Poison Pills
Yes on 3"

––––––––––––––

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "<u>AGAINST</u>" THIS PROPOSAL.

The principal reason that the board recommends a vote against this proposal is that our stockholders have already approved our rights agreement.

We adopted our amended and restated stockholders rights agreement (which agreements are sometimes referred to as "poison pills") in January 2001 as required by our November 15, 2000 Omnibus Agreement with Northwest Airlines Corporation and its affiliates (collectively, "Northwest"). The Omnibus Agreement covered a number of transactions we effected to achieve the dismissal of antitrust litigation brought against us and Northwest by the U.S. Department of Justice as a result of Northwest's original acquisition of a controlling equity interest in us. These transactions included (i) our repurchase from Northwest of its control shares, (ii) a recapitalization of the remaining high-vote shares of our equity into Class B common stock, (iii) the extension of our existing commercial alliance with Northwest through the end of 2025, and (iv) our issuance to Northwest of one share of our Series B Preferred Stock ("Special Stock") that gives Northwest a right to a separate class vote in certain events.

In connection with these transactions, our stockholders approved several amendments to our certificate of incorporation (or charter) to effect the recapitalization. One of the amendments requires the approval of Northwest to amend our rights agreement or to redeem the rights issued thereunder, except in specified circumstances. The charter, as amended, goes on to provide that:

> "Except as otherwise expressly provided above and unless the Special Stock becomes redeemable in accordance with its terms or is repurchased by the Corporation, the Corporation shall take all necessary action to have in effect a rights agreement with terms and conditions identical in all material respects to the terms and conditions of the Rights Agreement (subject to amendments that may be made without the approval of the holder of the Special Stock as described above) and to issue the rights created thereunder in accordance with such rights agreement."

Each of the foregoing provisions, as well as the relevant terms of our rights agreement, was described in the proxy statement relating to the special meeting of stockholders at which the charter amendments were presented. The charter amendments were overwhelmingly approved by stockholders by a vote of 134,958,329 to 69,103 (with 26,428 votes abstaining). Thus, our stockholders have, in effect, approved the adoption and maintenance of our current rights agreement and the provisions in our charter that prevent us from eliminating the agreement without Northwest's approval. Northwest has advised us that it would not approve the elimination of our rights agreement.

In addition, the board recommends a vote against this proposal because it is ambiguous as to what it purports to require and its effect would be unclear in light of the requirements of our charter.

The Proposal could be read to mean that the adoption of a rights agreement by the board or an existing rights agreement should be put to a stockholder vote. As described above, our existing rights agreement, in effect, has already been approved by our stockholders. Also as described above, our charter requires us to maintain in effect our rights agreement (or one just like it) and we cannot, except in limited circumstances, eliminate our current agreement (or any successor to it) without the approval of Northwest. Northwest has advised us that it would not approve the elimination of our agreement. In light of Northwest's right and position, the effect of the submission of a proposal to our stockholders to redeem our rights agreement would be unclear and a waste of our limited resources.

The Proposal could also be interpreted to mean that our rights agreement should be submitted annually to a stockholder vote. If this is what the Proposal means, then, for the reasons explained above, any such vote would be meaningless because we cannot eliminate our rights agreement without Northwest's consent, which Northwest has indicated it will not give. As a result, any such vote would be a wasteful expenditure of our limited resources.

Finally, the board recommends a vote against this proposal because it is an attempt to inappropriately limit the authority of the board of directors to manage the affairs of the company.

Our board has been elected by the stockholders to oversee our business, serves at the discretion of the stockholders, and does so subject to legally imposed fiduciary standards of accountability. Our board is also responsible for adhering to prudent governance principles in fulfilling its responsibilities. Our board concurs with others that have considered this same issue and believes that it is ill advised and dangerous for corporate governance matters to be decided by an abstract public referendum when the results of that referendum could obligate us to pursue a course of action in the future, without allowing our board to engage in a thoughtful analysis of the proposal at that time.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "<u>AGAINST</u>" THE STOCKHOLDER PROPOSAL, WHICH IS DESIGNATED AS PROPOSAL NO. 3 ON THE ENCLOSED PROXY.

OTHER MATTERS

We have not received notice as required under our bylaws of any other matters to be proposed at the meeting. Consequently, the only matters to be acted on at the meeting are those described in this proxy statement, along with any necessary procedural matters related to the meeting. As to procedural matters, or any other matters that were determined to be properly brought before the meeting calling for a vote of the stockholders, it is the intention of the persons named in the accompanying proxy, unless otherwise directed in that proxy, to vote on those matters in accordance with their best judgment.

Section 16(a) Beneficial Ownership Reporting Compliance

Each director, executive officer (and, for a specified period, certain former directors and executive officers) and each holder of more than ten percent of a class of our equity securities is required to report to the SEC his or her pertinent position or relationship, as well as transactions in such securities, by certain specified dates. During 2002, a late report of one transaction was filed regarding a reallocation of phantom stock units in the deferred compensation plan account of Thomas Barrack, Jr., a member of the company's board of directors.

2004 Annual Meeting

Any stockholder who wants to present a proposal at the 2004 annual meeting of stockholders and to have that proposal set forth in the proxy statement and form of proxy mailed in conjunction with that annual meeting must submit that proposal in writing to the Secretary of the company no later than November 27, 2003. Our bylaws require that for nominations of persons for election to the board of directors or the proposal of business not included in our notice of the meeting to be considered by the stockholders at an annual meeting, a stockholder must give timely written notice thereof. To be timely for the 2004 annual meeting of stockholders, that notice must be delivered to the Secretary of the company at our principal executive offices not less than 70 days and not more than 90 days prior to May 14, 2004. However, if the 2004 annual meeting of stockholders is advanced by more than 20 days, or delayed by more than 70 days, from May 14, 2004, then the notice must be delivered not earlier than the ninetieth day prior to the 2004 annual meeting and not later than the close of business on the later of (a) the seventieth day prior to the 2004 annual meeting or (b) the tenth day following the day on which public announcement of the date of the 2004 annual meeting is first made. The stockholder's notice must contain and be accompanied by certain information as specified in the bylaws. We recommend that any stockholder desiring to make a nomination or submit a proposal for consideration obtain a copy of our bylaws, which may be obtained under Corporate Governance at *www.continental.com/company/investor* or without charge from the Secretary of the company upon written request addressed to the Secretary at our principal executive offices.

EVEN IF YOU PLAN TO ATTEND THE MEETING, PLEASE VOTE BY INTERNET OR TELEPHONE AS DESCRIBED ABOVE IN THE PROXY STATEMENT, OR SIGN, DATE AND MAIL PROMPTLY THE ENCLOSED PROXY.

Continental's annual report on Form 10-K for the year ended December 31, 2002, including exhibits, is available on the company's website at *www.continental.com*. We will furnish a copy of the 10-K to interested security holders without charge, upon written request. We will also furnish any exhibit to the 10-K, if requested in writing and accompanied by payment of reasonable fees relating to our furnishing the exhibit. Requests for copies should be addressed to the Secretary of Continental at the company's headquarters: 1600 Smith Street, Dept. HQSEO, Houston, Texas 77002. The financial statements filed with the 10-K, together with certain other financial data and analysis, are included in this proxy statement as <u>Appendix A.</u>

INDEX

SELECTED FINANCIAL DATA

	Year Ended December 31,				
	2002	**2001**	**2000**	**1999**	**1998**
Statement of Operations Data (in millions except per share data)(1):					
Operating revenue	$8,402	$8,969	$9,899	$8,639	$7,927
Operating expenses	8,714	8,825	9,170	8,024	7,226
Operating income (loss)	(312)	144	729	615	701
Income (loss) before cumulative effect of accounting changes	(451)	(95)	342	488	383
Net income (loss)	(451)	(95)	342	455	383
Basic earnings (loss) per share:					
Income (loss) before cumulative effect of accounting changes	(7.02)	(1.72)	5.62	7.02	6.34
Net income (loss)	(7.02)	(1.72)	5.62	6.54	6.34
Diluted earnings (loss) per share:					
Income (loss) before cumulative effect of accounting changes	(7.02)	(1.72)	5.45	6.64	5.02
Net income (loss)	(7.02)	(1.72)	5.45	6.20	5.02

	As of December 31,				
	2002	**2001**	**2000**	**1999**	**1998**
Balance Sheet Data (in millions):					
Cash and cash equivalents, including restricted cash, and short-term investments	1,342	1,132	1,395	1,590	1,399
Total assets	10,740	9,791	9,201	8,223	7,086
Long-term debt and capital lease obligations	5,222	4,198	3,374	3,055	2,480
Mandatorily Redeemable Preferred Securities of Subsidiary Trust holding solely Convertible Subordinated Debentures of Continental	241	243	242	—	111
Redeemable common stock	—	—	450	—	—
Redeemable preferred stock of subsidiary	5	—	—	—	—
Stockholders' equity	767	1,161	1,160	1,593	1,193

	Year Ended December 31,				
	2002	**2001**	**2000**	**1999**	**1998**
Mainline Jet Statistics:					
Revenue passengers (thousands)	41,016	44,238	46,896	45,540	43,625
Revenue passenger miles (millions)(2)	59,349	61,140	64,161	60,022	53,910
Cargo ton miles (millions)	908	917	1,096	1,000	856
Available seat miles (millions)(3)	80,122	84,485	86,100	81,946	74,727
Passenger load factor(4)	74.1%	72.4%	74.5%	73.2%	72.1%
Passenger revenue per available seat mile (cents) .	8.61	8.98	9.84	9.12	9.23
Total revenue per available seat mile (cents).	9.27	9.58	10.52	9.75	9.85
Operating cost per available seat mile (cents)(5) . .	9.22	9.58	9.68	8.98	8.89
Average yield per revenue passenger mile (cents)(6)	11.63	12.42	13.20	12.45	12.79
Average price per gallon of fuel, excluding fuel taxes (cents)	69.97	78.24	84.21	46.56	46.83
Average price per gallon of fuel, including fuel taxes (cents)	74.01	82.48	88.54	50.78	51.20
Fuel gallons consumed (millions).	1,296	1,426	1,533	1,536	1,487
Average fare per revenue passenger	$168.25	$171.59	$180.66	$164.11	$158.02
Average length of aircraft flight (miles)	1,225	1,185	1,159	1,114	1,044
Average daily utilization of each aircraft (hours)(7)	9:31	10:19	10:36	10:29	10:13
Actual aircraft in fleet at end of period(8)	366	352	371	363	363
Regional Jet and Turboprop Statistics:					
Revenue passenger miles (millions)(2)	3,952	3,388	2,947	2,149	1,564
Available seat miles (millions)(3)	6,219	5,437	4,735	3,431	2,641
Passenger load factor(4)	63.5%	62.3%	62.2%	62.6%	59.2%
Consolidated Statistics:					
Consolidated passenger load factor	73.3%	71.8%	73.9%	72.8%	71.7%
Consolidated breakeven passenger load factor(9) .	79.2%	76.5%	67.9%	66.3%	62.0%

(1) Includes the following nonrecurring expense (income) items (in millions) for year ended December 31,

	2002	**2001**	**2000**	**1999**	**1998**
Operating expense (income):					
Fleet impairment and restructuring charges	$242	$ 61	$ —	$ 81	$122
Air Transportation Safety and System Stabilization Act grant	12	(417)	—	—	—
Severance and other special charges	—	63	—	—	—
Nonoperating expense (income):					
Gain on sale of assets	—	—	(9)	(326)	—
Impairment of investments	—	22	—	—	—
Cumulative effect of change in accounting, net of taxes	—	—	—	33	—

(2) The number of scheduled miles flown by revenue passengers.

(3) The number of seats available for passengers multiplied by the number of scheduled miles those seats are flown.

(4) Revenue passenger miles divided by available seat miles.

(5) Excludes applicable nonrecurring items noted in (1).

(6) The average revenue received for each mile a revenue passenger is carried.

(7) The average number of hours per day that an aircraft flown in revenue service is operated (from gate departure to gate arrival).

(8) Excludes aircraft that are either temporarily or permanently removed from service.

(9) The percentage of seats that must be occupied by revenue passengers for us to break even on a net income basis, excluding nonrecurring items noted in (1).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion contains forward-looking statements that are not limited to historical facts, but reflect our current beliefs, expectations or intentions regarding future events. All forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. For examples of such risks and uncertainties, please see the cautionary statements contained in Item 1 of our annual report on Form 10-K for the year ended December 31, 2002 — "Business — Risk Factors — Terrorist Attacks and International Hostilities", "Business — Risk Factors Relating to the Company" and "Business — Risk Factors Relating to the Airline Industry". We undertake no obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this report. Hereinafter, the terms "Continental", "we", "us", "our" and similar terms refer to Continental Airlines, Inc. and its subsidiaries, unless the context indicates otherwise.

Overview

We incurred a consolidated net loss of $451 million for the year ended December 31, 2002 as compared to a consolidated net loss of $95 million for the year ended December 31, 2001. Results for 2002 include a $242 million charge for the impairment of owned aircraft and the accrual of future obligations for leased aircraft permanently grounded. Results for 2001 included a $146 million charge for the impairment of owned aircraft and the accrual of future obligations for leased aircraft permanently grounded, costs associated with furloughs and company-offered leaves, and other charges related to special items. In addition, 2001 results included a $417 million grant under the Air Transportation Safety and System Stabilization Act (the "Stabilization Act").

The current U.S. domestic airline environment is the worst in our history. Prior to September 2001, we were profitable, although many U.S. air carriers were losing money and our profitability was declining. The terrorist attacks of September 11, 2001 dramatically worsened the difficult financial environment and presented new and greater challenges for the airline industry. Since the terrorist attacks, several airlines, including United Air Lines and US Airways, have filed for bankruptcy. Although we have been able to raise capital, downsize our operations and reduce our expenses significantly, we have reported significant losses since the terrorist attacks, and current trends in the airline industry make it likely that we will continue to post significant losses for the foreseeable future. The revenue environment continues to be weak in light of changing pricing models, excess capacity in the market, reduced corporate travel spending and other issues. In addition, fuel prices have significantly escalated due to the threat of imminent military action against Iraq and continued political tension in Venezuela.

Absent adverse factors outside our control such as those described herein, we believe that our liquidity and access to cash will be sufficient to fund our current operations through 2003 (and beyond if we are successful in implementing our previously announced revenue generation and cost cutting measures, as well as additional measures currently being developed). However, we believe that the economic environment must improve for us to continue to operate at our current size and expense level beyond that time. We may find it necessary to further downsize our operations, ground additional aircraft and further reduce our expenses. We anticipate that our previously announced capacity and cost reductions, together with the capacity reductions announced by other carriers and capacity reductions that could come from restructurings within the industry, should result in a better financial environment by the end of 2003, absent adverse factors outside our control such as a further economic recession, additional terrorist attacks, a war affecting the United States, decreased consumer demand or sustained high fuel prices. However, we expect to incur a significant loss in 2003, regardless of such adverse factors.

Due in part to the lack of predictability of future traffic, business mix and yields, we are currently unable to estimate the long-term effect on us of the events of September 11, 2001, or the impact of any further terrorist attacks or a war involving United States forces against Iraq. However, given the magnitude of the unprecedented events of September 11, 2001 and their continuing aftermath, the adverse impact to our financial condition, results of operations, liquidity and prospects may continue to be material, and our financial resources might not be sufficient to absorb it or that of any further terrorist attacks or a war involving United States forces if the war were prolonged.

Among the many factors that threaten us and the airline industry generally are the following:

- A weak global and domestic economy has significantly decreased our revenue. Business traffic, our most profitable source of revenue, and yields are down significantly, as well as leisure traffic and yields. Some of our competitors are significantly changing all or a portion of their pricing structures in a manner that is revenue dilutive to us. Although we have been successful in decreasing our unit cost as our unit revenue has declined, we expect our operating margin to be negative for at least the first quarter of 2003 and to incur significant losses in that quarter and for the full year 2003.

- We believe that reduced demand persists not only because of the weak economy, but also because of some customers' concerns about further terrorist attacks and reprisals. The continued specter of a war with Iraq and unrest in the Middle East may decrease demand for air travel just as the Persian Gulf War did in 1990 and 1991. We believe that demand is further weakened by customer dissatisfaction with the hassles and delays of heightened airport security and screening procedures.

- Fuel costs rose significantly at the end of 2002 and are, and could remain, at historically high levels. Even though we have hedged approximately 95% of our fuel requirements for the first quarter of 2003, a war with Iraq, other conflicts in the Middle East, political events in Venezuela, or significant events in other oil-producing nations could cause fuel prices to increase further (or be sustained at current high levels) and may impact the availability of fuel. Based on gallons consumed in 2002, for every one dollar increase in the price of crude oil, our annual fuel expense would be approximately $40 million higher.

- The terrorist attacks of 2001 have caused security costs to increase significantly, many of which have been passed on to airlines. Security costs are likely to continue rising for the foreseeable future. In the current environment of lower consumer demand and discounted pricing, these costs cannot effectively be passed on to customers. Insurance costs have also risen sharply, in part due to greater perceived risks and in part due to the reduced availability of insurance coverage. We must absorb these additional expenses in the current pricing environment.

- Although we reduced some of our costs during the last year and continue to implement cost-cutting measures, our costs cannot be decreased as quickly as our revenue has declined. In addition, as is the case with many of our competitors, we are highly leveraged, and have few assets that remain unpledged to support any new debt. Combined with reduced access to the capital markets, themselves already weakened by the state of the economy, there is the potential for insufficient liquidity if current conditions continue unabated for a sufficiently long period of time. We had approximately $1.3 billion of cash, cash equivalents and short-term investments at December 31, 2002. During the first quarter of 2003, we anticipate our cash balance will decline by approximately $1.5 million per day taking into account all expected sources and uses of cash, including required debt payments and capital expenditures. We continue to hold 53.1% of the outstanding stock of ExpressJet Holdings, Inc. ("Holdings"), the publicly traded parent of our regional jet subsidiary, which stock is not pledged to creditors. We intend to sell or otherwise dispose of some or all of our interest in Holdings, subject to market conditions.

- The nature of the airline industry is changing dramatically as business travelers change their spending patterns and low-cost carriers continue to gain market share. We have announced and are implementing plans to modify our product for the large segment of our customers who are not willing to pay for a premium product, to reduce costs and to generate additional revenue. Other carriers have announced similar plans to create lower-cost products, or to offer separate low cost products (such as a low-cost "airline within an airline"). In addition, carriers emerging from bankruptcy will have significantly reduced cost structures and operational flexibility that will allow them to compete more effectively.

• Current conditions may cause consolidation of the airline industry, domestically and globally. The extremity of current conditions could result in a reduction of some of the regulatory hurdles that historically have limited consolidation. Depending on the nature of the consolidation, we could benefit from it or be harmed by it. We continue to monitor developments throughout the industry and recently entered into a marketing alliance (implementation of which is subject to certain conditions) with Northwest and Delta to permit us to compete more effectively with other carriers and alliance groups, although the DOT has announced that it intends to bring an enforcement proceeding against us with respect to the alliance.

• We are engaged in labor negotiations with the union representing our pilots. We cannot predict the outcome of these negotiations or the financial impact on us of any new labor contract with our pilots. Recent significant concession agreements with labor groups at US Airways and United Air Lines have had the effect of lowering industry standard wages and benefits, and our negotiations may be influenced by these and other labor cost developments.

• As a result of continuing declines in interest rates and the market value of our defined benefit pension plans' assets, we were required to increase the minimum pension liability and reduce stockholders' equity at December 31, 2002 by $250 million. This adjustment did not impact current earnings, the actual funding requirements of the plans, or our compliance with debt covenants. However, because of the decline in interest rates and the market value of the plans' assets, we anticipate that pension expense and required pension contributions will increase in 2003. Pension expense for the year 2002 was approximately $185 million. Pension expense for 2003 is expected to be approximately $326 million. We contributed $150 million of cash to our pension plans in 2002 and expect our cash contribution to our pension plans to be $141 million in 2003.

• Under our two principal bank loans, we are required to maintain a minimum unrestricted cash balance of $500 million and, beginning in June 2003, we will also be required to maintain a 1:1 ratio of EBITDAR (earnings before interest, income taxes, depreciation, amortization and aircraft rentals) to fixed charges, which consist of interest expense, aircraft rental expense, cash income taxes and cash dividends, for the previous four quarters. These bank loans had an outstanding balance of $250 million at December 31, 2002. We anticipate that the outstanding balance will be approximately $158 million at the time the EBITDAR to fixed charges ratio covenant becomes effective and $74 million at December 31, 2003. If we are unable to meet the required ratio and are unsuccessful in renegotiating the terms of these bank loans, we will have the option of repaying the debt at that time.

Results of Operations

The following discussion provides an analysis of our results of operations and reasons for material changes therein for the three years ended December 31, 2002.

Comparison of 2002 to 2001.   Passenger revenue decreased 7.0%, $595 million, during 2002 as compared to 2001, which was principally due to a decrease in both traffic and yields subsequent to the September 11, 2001 attacks, as well as the continuing weak economy. Yield was 6.4% lower in 2002 compared to 2001.

Comparisons of passenger revenue, revenue per available seat mile (RASM) and available seat miles (ASMs) by geographic region for our mainline jet and regional jet and turboprop (which were removed entirely from our fleet in 2002) operations are shown below:

Increase (Decrease) for Year Ended December 31, 2002 vs. December 31, 2001

	Passenger Revenue	RASM	ASMs
Domestic	(12.3)%	(5.8)%	(6.8)%
Latin America	(5.4)%	(4.4)%	(1.1)%
Trans-Atlantic	2.6%	4.5%	(1.9)%
Pacific	(8.6)%	(3.6)%	(5.2)%
Total Mainline Jet Operations	(9.1)%	(4.1)%	(5.2)%
Regional Jet and Turboprop	10.9%	(3.0)%	14.4%

Cargo, mail and other revenue increased 5.5%, $28 million, in 2002 compared to 2001, primarily due to increased charter revenue and passenger related fees, offset by new security restrictions that reduced mail volumes.

Wages, salaries and related costs decreased 2.1%, $62 million, during 2002 as compared to 2001, primarily due to a reduction in the average number of employees and lower employee incentives, partially offset by higher wage rates.

Aircraft fuel expense decreased 16.8%, $206 million, in 2002 as compared to 2001. The average price per gallon decreased 10.6% from 78.24 cents in 2001 to 69.97 cents in 2002. Jet fuel consumption decreased 9.1% principally reflecting decreased flight operations due to the current industry environment and the fuel efficiency of our younger fleet.

Aircraft rentals decreased 0.1%, $1 million, in 2002 compared to 2001, due to aircraft rent on grounded aircraft no longer requiring accrual since such amounts have been recognized as part of the fleet impairment charge, offset by increased rental expense related to the delivery of new aircraft.

Landing fees and other rentals increased 9.0%, $52 million, in 2002 as compared to 2001 primarily due to higher landing fees resulting from rate increases and higher facilities rent, partially attributable to the completion of substantial portions of the Global Gateway project at Newark Liberty International Airport.

Maintenance, materials and repairs expense decreased 16.2%, $92 million, during 2002 as compared to 2001 primarily due to the replacement of older aircraft with new aircraft that generally require less maintenance.

Depreciation and amortization expense decreased 4.9%, $23 million, in 2002 compared to 2001, primarily due to lower depreciation expense on grounded aircraft which have been written down to fair market value and $22 million related to the discontinuation of amortization of routes following the adoption of SFAS 142, partially offset by the addition of new owned aircraft and related spare parts.

Reservations and sales expense decreased 14.6%, $65 million, in 2002 as compared to 2001 principally due to lower credit card fees as a result of lower revenue.

Commissions expense decreased 41.8%, $152 million, in 2002 compared to 2001 due to elimination of domestic base commissions and lower revenue.

Passenger services expense decreased 14.7%, $51 million, in 2002 as compared to 2001 primarily due to improved baggage performance and a decrease in food costs caused by a decrease in passengers.

Fleet impairment, severance and other special charges in 2002 consisted of a $242 million charge primarily related to the impairment (owned aircraft) and accrual of lease exit costs (leased aircraft) of our DC-10-30, MD-80 and turboprop fleets. Fleet impairment, severance and other special charges in 2001 totaling $124 million include costs associated with impairment of various owned aircraft and spare engines, furloughs and company-offered leaves, a charge for environmental remediation and costs associated with the closure and under-utilization of certain facilities and for certain uncollectible receivables.

We recorded a $417 million Stabilization Act grant in 2001 for direct losses incurred beginning on September 11, 2001 through December 31, 2001 as a result of the September 11, 2001 terrorist attacks, and a $12 million charge in 2002 resulting from the write down of our receivable related to the finalization of the grant.

Interest expense increased 20.7%, $61 million, in 2002 compared to 2001 due to an increase in long-term debt primarily resulting from the purchase of new aircraft.

Interest income decreased 46.7%, $21 million, in 2002 compared to 2001 due to lower interest rates.

Other nonoperating income (expense) in 2001 included approximately $22 million of special charges related to the impairment of investments in two of our affiliates and the uncollectibility of related notes receivable as a consequence of the events of September 11, 2001, and $20 million of losses in certain of our investments in unconsolidated affiliates.

Our effective tax rates differ from the federal statutory rate of 35% primarily due to expenses that are not deductible for federal income tax purposes, state income taxes and the accrual of income tax expense on our share of ExpressJet's net income. We are required to accrue income tax expense on our share of ExpressJet's net income after the initial public offering in all periods where we either consolidate their operations or account for our investment under the equity method of accounting. The accrual of this income tax expense reduced our tax benefit by approximately $12 million during 2002.

Minority interest of $28 million in 2002 represents the portion of Holdings' net income attributable to the 46.9% of Holdings that we do not own. This amount is based on Holdings' results of operations under the capacity purchase agreement. Under this agreement, we pay Holdings for scheduled block hours based on an agreed upon formula. Transactions between us and Holdings under the capacity purchase agreement are otherwise eliminated in the consolidated financial statements.

Comparison of 2001 to 2000. Passenger revenue decreased 9.1%, $851 million, during 2001 as compared to 2000, which was principally due to a decrease in both traffic and yields subsequent to the September 11, 2001 attacks, as well as lower yields that had been affecting our business traffic prior to the attacks.

Comparisons of passenger revenue, RASM and ASMs by geographic region for our mainline jet and regional jet and turboprop operations are shown below:

Increase (Decrease) for Year Ended December 31, 2001 vs. December 31, 2000

	Passenger Revenue	RASM	ASMs
Domestic	(12.4)%	(11.0)%	(1.6)%
Latin America	(0.4)%	3.1%	(3.4)%
Trans-Atlantic	(14.2)%	(6.0)%	(8.8)%
Pacific	0.5%	(11.9)%	14.2%
Total Mainline Jet Operations	(10.4)%	(8.7)%	(1.9)%
Regional Jet and Turboprop	3.7%	(9.7)%	14.8%

Cargo, mail and other revenue decreased 13.4%, $79 million, in 2001 compared to 2000 primarily due to lower contract revenue from outside ground handling, lower freight and mail due to lower international volumes and security restrictions on our ability to carry freight and mail after the terrorist attacks.

Wages, salaries and related costs increased 5.1%, $146 million, during 2001 as compared to 2000, primarily due to higher wage rates. Due to the attacks of September 11, 2001, we reduced headcount by approximately 8,000 through furloughs and leaves of absence. Severance costs and related company-offered benefits are included in fleet impairment losses, severance and other special charges in the accompanying consolidated statements of operations.

Aircraft fuel expense decreased 11.8%, $164 million, in 2001 as compared to 2000. The average price per gallon decreased 7.1% from 84.21 cents in 2000 to 78.24 cents in 2001. Jet fuel consumption decreased 7.0% principally reflecting decreased flight operations after September 11, 2001 and the fuel efficiency of our younger fleet.

Aircraft rentals increased 7.0%, $59 million, in 2001 compared to 2000, due to the delivery of new aircraft.

Landing fees and other rentals increased 9.2%, $49 million, in 2001 as compared to 2000 primarily due to higher facilities rent and landing fees resulting from increased operations prior to September 11, 2001.

Maintenance, materials and repairs expense decreased 12.1%, $78 million, during 2001 as compared to 2000 due to the volume and timing of aircraft overhauls as part of our ongoing maintenance program, the mix of aircraft and the grounding of aircraft subsequent to September 11, 2001.

Depreciation and amortization expense increased 16.2%, $65 million, in 2001 compared to 2000 due principally to the addition of new owned aircraft and related spare parts.

Reservations and sales expense decreased 2.2%, $10 million, in 2001 as compared to 2000 principally due to lower credit card fees as a result of lower revenue.

Commissions expense decreased 30.8%, $162 million, in 2001 compared to 2000 due principally to lower revenue and lower base commissions due to commission caps.

Passenger servicing expense decreased 4.1%, $15 million, in 2001 as compared to 2000 primarily due to improved baggage performance and a decrease in food costs caused by a decrease in passengers.

Fleet impairment, severance and other special charges in 2001 of $124 million include costs associated with impairment of various owned aircraft and spare engines, furloughs and company-offered leaves, a charge for environmental remediation and costs associated with the closure and under-utilization of certain facilities and for certain uncollectible receivables.

We recorded a $417 million Stabilization Act grant in 2001 for direct losses incurred beginning on September 11, 2001 through December 31, 2001 as a result of the September 11, 2001 terrorist attacks.

Interest expense increased 17.5%, $44 million, in 2001 compared to 2000 due to an increase in long-term debt primarily resulting from the purchase of new aircraft, partially offset by lower rates on variable debt.

Interest income decreased 48.3%, $42 million, in 2001 compared to 2000 due to lower average balances of cash and lower interest rates.

Other nonoperating income (expense) in 2001 included approximately $22 million of special charges related to the impairment of investments in two of our affiliates and the uncollectibility of related notes receivable as a consequence of the events of September 11, 2001, and $20 million of losses in certain of our investments in unconsolidated affiliates. Other nonoperating income (expense) in 2000 included net losses of $44 million related to the portion of fuel hedges excluded from the assessment of hedge effectiveness (primarily option time value).

Liquidity and Capital Resources

For a discussion of a number of factors that may impact our liquidity and the sufficiency of our capital resources, see Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Overview.

As of December 31, 2002, we had $1.3 billion in cash and cash equivalents and short-term investments, which is $210 million higher than at December 31, 2001. Cash and cash equivalents at December 31, 2002 included $62 million of restricted cash held by us and $121 million of cash held by ExpressJet. Cash flows used in operations for the year ended December 31, 2002 were $78 million compared to cash flows provided by operations of $545 million in 2001, due primarily to a $456 million decline in operating income over that time. Cash flows used in investing activities, primarily capital expenditures offset by purchase deposits refunded in connection with aircraft delivered, were $544 million for the year ended December 31, 2002. Cash flows provided by financing activities, primarily the proceeds from Holdings' initial public offering and the issuance of long-term debt, offset by payments on long-term debt and capital lease obligations, were $683 million for the year ended December 31, 2002.

Our net cash flows for the first quarter of 2003 are currently expected to be negative at approximately $1.5 million per day, including required debt payments and capital expenditures. We currently expect to incur a significant loss in the first quarter of 2003 and the full year 2003.

On several occasions subsequent to September 11, 2001, each of Moody's, Standard and Poor's and Fitch, IBCA, Duff & Phelps downgraded the credit ratings of a number of major airlines, including our credit ratings. Reductions in our credit ratings have increased the interest we pay and may increase the cost and reduce the availability of financing to us in the future.

We do not have any debt obligations that would be accelerated as a result of a credit rating downgrade, but under two letters of credit securing our worker's compensation program, we could be required to substitute approximately $67 million of cash collateral for spare engines that currently serve as collateral as a result of future downgrades.

At December 31, 2002, under the most restrictive provisions of our debt and credit facility agreements, we are required to maintain a minimum unrestricted cash balance of $500 million and beginning in June 2003, a minimum 1:1 ratio of EBITDAR (earnings before interest, income taxes, depreciation and aircraft rentals) to fixed charges, which consist of interest expense, aircraft rental expense, cash income taxes and cash dividends, for the previous four quarters. These credit facilities had an outstanding balance of $250 million at December 31, 2002. We anticipate that the outstanding balance will be approximately $158 million at the time the EBITDAR to fixed charges ratio covenant becomes effective and $74 million at December 31, 2003. If we are unable to meet the required ratio and are unsuccessful in renegotiating the terms of these bank loans, we will have the option of repaying the debt at that time.

As of December 31, 2002, we had approximately $5.7 billion (including current maturities) of long-term debt and capital lease obligations and $248 million of liquidation amount of Continental-obligated mandatorily redeemable preferred securities of trust ($241 million net of unamortized discount).

At December 31, 2002, including ExpressJet, we had 453 aircraft under operating leases (52 of which have been removed from service). These leases have remaining lease terms ranging from one month to 22½ years. In addition, we have non-aircraft operating leases, principally related to airport and terminal facilities and related equipment. The obligations for these operating leases are not included in our consolidated balance sheet. Our total rental expense for aircraft and non-aircraft operating leases, net of sublease rentals, was $902 million and $409 million, respectively, in 2002.

We do not currently have any undrawn lines of credit and substantially all of our otherwise readily financeable assets are encumbered.

General 2002 Financings.   In the first quarter of 2002, we issued $200 million of 4.5% convertible notes due February 1, 2007 for net proceeds of $195 million. The notes are convertible into our common stock at an initial conversion price of $40 per share. The notes are redeemable at our option on or after February 5, 2005, at specified redemption prices. The proceeds were used for general corporate purposes.

In April 2002, we received net proceeds of $447 million from Holdings' initial public offering and the sale of our shares of Holdings common stock. We contributed $150 million of our proceeds to our defined benefit pension plan and used the remainder of our proceeds for general corporate purposes. In connection with the offering, our ownership of Holdings fell to 53.1%. We do not currently intend to remain a stockholder of Holdings over the long term. Subject to market conditions, we intend to sell some or all of our shares of Holdings common stock in the future.

In December 2002, we closed an offering of $200 million of floating rate secured notes due December 2007 at a current annual interest rate of less than 3.5 percent, including all costs and fees. The notes are secured by certain of our spare parts inventory. The proceeds were used for general corporate purposes.

Aircraft and Facilities Financings.   In March 2002, we completed the public offering of $329 million of pass-through certificates along with the private placement of $176 million of pass-through certificates, the proceeds of which were used to finance the acquisition cost of seven new owned aircraft delivered in the first half of 2002.

We have entered into agreements with the cities of Houston, Texas and Cleveland, Ohio, the New Jersey Economic Development Authority, the Port Authority of New York and New Jersey, the Hawaii Department of Transportation, the Regional Airports Improvement Corporation (in Los Angeles, California), and the Harris County (Houston) Industrial Development Corporation to provide funds for constructing, improving and modifying facilities that have been or will be leased to us and for acquiring related equipment. In connection therewith, we have unconditionally guaranteed the principal and interest on tax-exempt bonds issued by these entities with a par value in an original principal amount of approximately $1.6 billion (excludes the City of Houston bonds and includes the US Airways contingent liability, both discussed below) and entered into long-term leases with the respective authorities under which rental payments will be sufficient to service the related bonds. The leases generally have terms ranging from 20 to 30 years. These leasing arrangements are accounted for as operating leases in the accompanying consolidated financial statements.

In August 2001, the City of Houston completed the offering of $324 million aggregate principal amount of tax-exempt special facilities revenue bonds to finance the construction of Terminal E at Bush Intercontinental Airport. In connection therewith, we entered into a long-term lease with the City of Houston requiring that upon completion of construction, with limited exceptions, we will make rental payments sufficient to service the related tax-exempt bonds through their maturity in 2029. Approximately $105 million of the bond proceeds have been expended as of December 31, 2002. During the construction period, we retain certain risks related to our own actions or inactions while managing portions of the construction. Potential obligations associated with these risks are generally limited based upon certain percentages of construction costs incurred to date. We have also entered into a binding corporate guaranty with the bond trustee for the repayment of the principal and interest on the bonds that becomes effective upon the completion of construction, our failure to comply with the lease agreement (which is within our control), or our termination of the lease agreement. Further, we have not assumed any condemnation risk, any casualty event risk (unless caused by us), or risk related to certain overruns (and in the case of cost overruns, our liability for the project would be limited to 89.9% of the capitalized costs) during the construction period. Accordingly, we are not considered the owner of the project and, therefore, have not capitalized the construction costs or recorded the debt obligation in our consolidated financial statements. However, our potential obligation under the guarantee is for payment of the principal of $324 million and related interest charges, at an annual rate of 6.78%.

We remain contingently liable until December 1, 2015, for US Airways' obligations under a lease agreement between US Airways and the Port Authority of New York and New Jersey related to the East End Terminal at LaGuardia airport. These obligations include the payment of ground rentals to the Port Authority and the payment of principal and interest on $182 million par value special facilities revenue bonds issued by the Port Authority. US Airways has not yet decided whether to assume or reject the lease in its bankruptcy. US Airways is required to remain current on all obligations under the lease that arise after the filing of bankruptcy until they make such decision. If US Airways defaults on these obligations, we will be required to cure the default, and we would have the right to occupy the terminal after US Airways' interest in the lease has been terminated. If US Airways rejects the lease, we will become liable for all obligations under the lease and will have the immediate right to occupy the terminal.

Purchase Commitments. We have substantial commitments for capital expenditures, including for the acquisition of new aircraft. As of December 31, 2002, we had firm commitments for 67 aircraft from Boeing, with an estimated cost of approximately $2.5 billion. The 67 aircraft are scheduled to be delivered between late 2003 and mid 2008, with four aircraft scheduled for delivery in the fourth quarter of 2003. We do not have backstop financing from Boeing or any other financing currently in place for the 67 aircraft. In addition, at December 31, 2002, we had firm, but unfinanced, commitments to purchase 13 spare engines related to the new Boeing aircraft for approximately $79 million, which will be deliverable through March 2005. Financing will be needed to satisfy our capital commitments for our aircraft and aircraft-related expenditures such as engines, spare parts and related items. There can be no assurance that sufficient financing will be available for all aircraft and other capital expenditures. Deliveries of new Boeing aircraft are expected to increase aircraft rental, depreciation and interest costs while generating cost savings in the areas of maintenance, fuel and pilot training.

As of December 31, 2002, the estimated aggregate cost of ExpressJet's firm commitments for 86 Embraer regional jets was approximately $1.7 billion. In February 2003, ExpressJet and Embraer agreed in principle to amend ExpressJet's purchase agreement to slow the pace of regional jet deliveries. Based on this agreement in principle, ExpressJet currently anticipates taking delivery of 36 regional jets in 2003. ExpressJet also holds options for an additional 100 Embraer regional jets exercisable through 2007. ExpressJet does not have any obligation to take delivery of any of these firm Embraer aircraft that are not financed by a third party and leased to them or us. In addition, ExpressJet expects to purchase 17 spare engines for approximately $47 million through the first quarter of 2005. ExpressJet would have no obligation to acquire the spare engines if the firm order aircraft were not delivered for any reason.

Capital expenditures for 2003 are expected to be $330 million. Including net purchase deposits paid of $30 million, net capital expenditures for 2003 are expected to be $360 million.

We expect to fund our future capital commitments through internally generated funds together with general company financings and aircraft financing transactions. However, there can be no assurance that sufficient financing will be available for all aircraft and other capital expenditures or that, if necessary, we will be able to defer or otherwise renegotiate our capital commitments.

The following table summarizes the effect that minimum debt, lease and other material noncancelable commitments listed below are expected to have on our cash flow in the future periods set forth below (in millions):

	Related Cash Outflow						
	Total	2003	2004	2005	2006	2007	Later Years
Debt and leases:							
Long-term debt(1)	$ 5,407	$ 468	$ 429	$ 638	$ 484	$ 734	$ 2,654
Capital lease obligations(1)	637	43	41	42	43	31	437
TIDES(2)	248	—	—	—	—	—	248
Aircraft operating leases	11,487	917	881	902	798	795	7,194
Nonaircraft operating leases	7,628	337	336	357	349	358	5,891
Future operating leases(3)	1,781	8	50	112	115	115	1,381
Other:							
Capacity Purchase Agreement(4)	3,825	1,055	1,228	1,036	506	—	—
Aircraft and spare engine purchase commitments(3)	2,476	210	691	635	408	406	126
Purchase obligations(5)	954	189	189	189	189	176	22
Total	$34,443	$3,227	$3,845	$3,911	$2,892	$2,615	$17,953

(1) Excludes interest.

(2) Continental-obligated mandatorily redeemable preferred security of subsidiary trust, excluding distributions.

(3) Amounts shown are net of previously paid purchase deposits. Amounts do not reflect the agreement in principle to slow the pace of regional jet deliveries discussed above under "Purchase Commitments".

(4) Payments related to these commitments are eliminated in consolidated financial statements. See Item 8. Financial Statements and Supplementary Data, Note 3 for assumptions used to calculate the future minimum noncancelable commitments. Amounts do not reflect the agreement in principle to extend the exclusivity of the agreement discussed below under "Capacity Purchase Agreement".

(5) Represents noncancelable commitments to purchase goods and services, including block space agreement and information technology support.

Capacity Purchase Agreement. Our capacity purchase agreement with ExpressJet provides that we purchase, in advance, all of its available seat miles for a negotiated price, and we are at risk for reselling the available seat miles at market prices. Under the agreement, ExpressJet has the right through December 31, 2005 to be our sole provider of regional jet service from our hubs. We have an agreement in principle with ExpressJet to extend this exclusivity agreement through December 31, 2006. We previously announced our intention to sell or otherwise dispose of our remaining interests in ExpressJet. If we do so, we would report greater fixed costs, which could result in lower or more volatile earnings or both. For example, for the year ended December 31, 2002, our net loss of $451 million included net income for ExpressJet of $84 million.

General Guarantees and Indemnifications. We are the lessee under many real estate leases. It is common in such commercial lease transactions for us as the lessee to agree to indemnify the lessor and other related third parties for tort liabilities that arise out of or relate to our use or occupancy of the leased premises. In some cases, this indemnity extends to related liabilities arising from the negligence of the indemnified parties, but usually excludes any liabilities caused by their gross negligence or willful misconduct. Additionally, we typically indemnify such parties for any environmental liability that arises out of or relates to our use of the leased premises.

In our aircraft financing agreements, we typically indemnify the financing parties, trustees acting on their behalf and other related parties against liabilities that arise from the manufacture, design, ownership, financing, use, operation and maintenance of the aircraft and for tort liability, whether or not these liabilities arise out of or relate to the negligence of these indemnified parties, except for their gross negligence or willful misconduct.

We expect that we would be covered by insurance (subject to deductibles) for most tort liabilities and related indemnities described above with respect to real estate we lease and aircraft we operate.

In our financing transactions that include loans from banks in which the interest rate is based on LIBOR, we typically agree to reimburse the lenders for certain increased costs that they incur in carrying these loans as a result of any change in law and for any reduced returns with respect to these loans due to any change in capital requirements. We had $1.4 billion of floating rate debt at December 31, 2002. In several financing transactions, with an aggregate carrying value of $1.1 billion, involving loans from non-U.S. banks, export-import banks, and certain other lenders secured by aircraft, we bear the risk of any change in tax laws that would subject loan payments thereunder to non-U.S. lenders to withholding taxes. In addition, in cross-border aircraft lease agreements for two 757 aircraft, we bear the risk of any change in U.S. tax laws that would subject lease payments made by us to a resident of Japan to U.S. taxes. Our lease obligations for these two aircraft totaled $77 million at December 31, 2002.

We cannot estimate the potential amount of future payments under the foregoing indemnities and agreements.

Deferred Tax Assets.   We have not paid federal income taxes in the last two years. As of December 31, 2002, we had a net deferred tax liability of $520 million including gross deferred tax assets aggregating $1,801 million, $704 million related to net operating losses ("NOLs"), and a valuation allowance of $603 million.

At December 31, 2002, we had estimated tax NOLs of $2.0 billion for federal income tax purposes that will expire through 2022. Due to our ownership change on April 27, 1993, the ultimate utilization of our NOLs may be limited. Reflecting this limitation, we had a valuation allowance of $219 million and $245 million at December 31, 2002 and 2001. The change in valuation allowance during 2002 relates to previously reserved credits that expired in 2002 resulting in removal of both the deferred tax asset and the related valuation allowance.

Section 382 of the Internal Revenue Code ("Section 382") imposes limitations on a corporation's ability to utilize NOLs if it experiences an "ownership change." In general terms, an ownership change may result from transactions increasing the ownership of certain stockholders in the stock of a corporation by more than 50 percentage points over a three-year period. In the event of an ownership change, utilization of our NOLs would be subject to an annual limitation under Section 382 determined by multiplying the value of our stock at the time of the ownership change by the applicable long-term tax exempt rate (which was 4.65% for December 2002). Any unused annual limitation may be carried over to later years. The amount of the limitation may under certain circumstances be increased by the built-in gains in assets that we held at the time of the change that are recognized in the five-year period after the change. Under current conditions, if an ownership change were to occur, our annual NOL utilization would be limited to approximately $22 million per year other than through the recognition of future built-in gain transactions.

We believe that Holdings' initial public offering created a change in ownership limitation on the utilization of ExpressJet's NOLs. As a result, ExpressJet will be limited in the utilization of its NOLs to offset up to approximately $43 million of post-change taxable income per year. At December 31, 2002, ExpressJet's stand-alone NOLs were $105 million, which expire between 2004 and 2020. We do not expect this limitation to have any material impact on our financial condition.

Employees. The following table reflects the principal collective bargaining agreements, and their respective amendable dates, of Continental, ExpressJet and Continental Micronesia, Inc. ("CMI"):

Employee Group	Approximate Number of Full-time Equivalent Employees	Representing Union	Contract Amendable Date
Continental Pilots	4,200	Air Line Pilots Association International ("ALPA")	October 2002
ExpressJet Pilots	1,720	ALPA	October 2002
Continental Dispatchers	120	Transport Workers Union ("TWU")	October 2003
ExpressJet Dispatchers	60	TWU	July 2004
Continental Mechanics	3,450	International Brotherhood of Teamsters ("Teamsters")	December 2006
ExpressJet Mechanics	870	Teamsters	February 2004
CMI Mechanics	110	Teamsters	December 2006
Continental Flight Attendants . .	6,930	International Association of Machinists and Aerospace Workers ("IAM")	October 2004
ExpressJet Flight Attendants . . .	730	IAM	December 2004
CMI Flight Attendants	300	IAM	June 2005
CMI Fleet and Passenger Service Employees	470	Teamsters	December 2006
Continental Flight Simulator Technicians	50	TWU	Negotiations for initial contract ongoing

In December 2002, our mechanics, represented by the Teamsters, ratified a new four-year collective bargaining agreement. The mechanics agreement makes an adjustment to current pay and recognizes current industry conditions with a provision to re-open negotiations regarding wages, pension and health insurance provisions in January 2004. Work rules and other contract items are established through 2006.

Collective bargaining agreements between both us and ExpressJet and our respective pilots (who are represented by ALPA) became amendable in October 2002. After being deferred due to the economic uncertainty following the September 11, 2001 terrorist attacks, negotiations recommenced with ALPA in September 2002 and are continuing.

Environmental Matters. We could potentially be responsible for environmental remediation costs primarily related to jet fuel and solvent contamination surrounding our aircraft maintenance hangar in Los Angeles. In 2001, the California Regional Water Quality Control Board mandated a field study of the site and it was completed in September 2001. We have established a reserve for estimated costs of environmental remediation at Los Angeles and elsewhere in our system, based primarily on third party environmental studies and estimates as to the extent of the contamination and nature of required remedial actions. We have evaluated and recorded this accrual for environmental remediation costs separately from any related insurance recovery. We have recorded an insurance recovery receivable based on the recovery rate experienced on other environmental matters. We have not recognized any receivables from insurers that denied coverage.

We expect our total losses from environmental matters, net of probable insurance recoveries, to be $37 million for which we were fully accrued at December 31, 2002**.** Although we believe, based on currently available information, that our reserves for potential environmental remediation costs in excess of anticipated insurance proceeds are adequate, reserves could be adjusted as further information develops or circumstances change. We cannot currently calculate any increase that might be required in our environmental reserves or predict the outcome of our insurance dispute. However, we do not expect these items to materially impact our financial condition, results of operations or liquidity.

Critical Accounting Policies. The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and potentially result in materially different results under different assumptions and conditions. We believe that our critical accounting policies are limited to those described below. For a detailed discussion on the application of these and other accounting policies, see Item 8. "Financial Statements and Supplementary Data, Note 1 — Summary of Significant Accounting Policies".

- *Pension Plans.* We account for our defined benefit pension plans using Statement of Financial Accounting Standards 87, "Employer's Accounting for Pensions" ("SFAS 87"). Under SFAS 87, pension expense is recognized on an accrual basis over employees' approximate service periods. Pension expense calculated under SFAS 87 is generally independent of funding decisions or requirements. We recognized expense for our defined benefit pension plans of $185 million, $127 million, and $124 million in 2002, 2001 and 2000, respectively. We expect our pension expense to be approximately $326 million in 2003.

  The fair value of our plan assets decreased from $956 million at December 31, 2001 to $866 million at December 31, 2002. Lower investment returns, benefit payments and declining discount rates have increased our plans' under-funded status from $587 million at December 31, 2001 to $1.2 billion at December 31, 2002. Funding requirements for defined benefit plans are determined by government regulations, not SFAS 87. We anticipate that we will make a cash contribution to our plans of $141 million in 2003.

  The calculation of pension expense and our pension liability requires the use of a number of assumptions. Changes in these assumptions can result in different expense and liability amounts, and future actual experience can differ from the assumptions. We believe that the two most critical assumptions are the expected long-term rate of return on plan assets and the assumed discount rate.

  We assumed that our plans' assets would generate a long-term rate of return of 9.0% at December 31, 2002. This rate is lower than the assumed rate of 9.5% used at both December 31, 2001 and 2000. We develop our expected long-term rate of return assumption by evaluating input from the trustee managing the plans' assets, including the trustee's review of asset class return expectations by several consultants and economists as well as long-term inflation assumptions. Our expected long-term rate of return on plan assets is based on a target allocation of assets to the following fund types:

	Percent of Total	Expected Long-Term Rate of Return
Equities	45%	10.0
Fixed Income	28	6.5
International	17	10.0
Other	10	13.0
Total	100%	

We believe that our long-term asset allocation on average will approximate the targeted allocation. We regularly review our actual asset allocation and periodically rebalance our investments to our targeted allocation when considered appropriate.

Pension expense increases as the expected rate of return on plan assets decreases. Lowering the expected long-term rate of return on our plan assets by 0.5% (from 9.0% to 8.5%) would increase our estimated 2003 pension expense by approximately $4 million.

We discounted our future pension obligations using a rate of 6.75% at December 31, 2002, compared to 7.5% at December 31, 2001 and 8.0% at December 31, 2000. We determine the appropriate discount based on the current rates earned on long-term bonds that receive one of the two highest ratings given by a recognized rating agency. The pension liability and future pension expense both increase as the discount rate is reduced. Lowering the discount rate by 0.5% (from 6.75% to 6.25%) would increase our pension liability at December 31, 2002 by approximately $190 million and increase our estimated 2003 pension expense by approximately $33 million.

At December 31, 2002, we have unrecognized actuarial losses of $1.1 billion. These losses will be recognized as a component of pension expense in future years. We estimate that the recognition of these losses will increase pension expense by approximately $84 million, $74 million and $65 million in 2003, 2004 and 2005, respectively.

Future changes in plan asset returns, assumed discount rates and various other factors related to the participants in our pension plans will impact our future pension expense and liabilities. We cannot predict with certainty what these factors will be in the future.

- *Revenue Recognition.* We recognize passenger revenue and related commissions, if any, when transportation is provided or when the ticket expires unused rather than when a ticket is sold. Effective October 1, 2002, unused nonrefundable tickets expire on the date of intended flight unless the date is extended by payment of a change fee. Prior to October 1, 2002, unused nonrefundable tickets expired one year from the date the ticket was sold, or for partially used tickets, the date of first flight. The amount of passenger ticket sales and commissions not yet recognized as revenue is reflected as air traffic liability and prepaid commissions, respectively, in our consolidated balance sheet. We perform periodic evaluations of this estimated liability and any adjustments, which can be significant, are included in results of operations for the periods in which the evaluations are completed. These adjustments relate primarily to differences between our statistical estimation of certain revenue transactions and the related sales price, as well as refunds, exchanges, interline transactions, and other items for which final settlement occurs in periods subsequent to the sale of the related tickets at amounts other than the original sales price. These amounts have been materially consistent from year to year.

- *Impairments of Long-Lived Assets.* We record impairment losses on long-lived assets used in operations, primarily property and equipment and airport operating rights, when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those items. Our cash flow estimates are based on historical results adjusted to reflect our best estimate of future market and operating conditions. The net carrying value of assets not recoverable is reduced to fair value. Our estimates of fair value represent our best estimate based on industry trends and reference to market rates and transactions.

We recognized fleet impairment losses in both 2002 and 2001, each of which was partially the result of the September 11, 2001 terrorist attacks and the related aftermath. These events resulted in a reevaluation of our operating and fleet plans, resulting in the grounding of certain older aircraft types or acceleration of the dates on which the related aircraft were to be removed from service. The grounding or acceleration of aircraft retirement dates resulted in reduced estimates of future cash flows. In 2002, we determined that the carrying amounts of our owned MD-80 and ATR-42 aircraft were no longer recoverable and recognized an impairment charge of $100 million. In 2001, we determined that the carrying amounts of our owned DC 10-30, ATR-42, EMB-120 and Boeing 747 and 727 aircraft and related inventories were no longer recoverable and recognized an impairment charge of approximately $61 million. We estimated the fair value of these aircraft and related inventory based on industry trends, and, where available, reference to market rates and transactions. All other long-lived assets, principally our other fleet types and airport operating rights, were determined to be recoverable based on our estimates of future cash flows. For purposes of this computation, our assumptions about future cash flows reflect a return to more historical levels of industry profitability on a longer-term basis.

We also perform annual impairment tests on our routes, which are indefinite life intangible assets. These tests are based on estimates of discounted future cash flows, using assumptions consistent with those used for aircraft and airport operating rights impairment tests. We determined that we did not have any impairment of our routes at December 31, 2002.

We provide an allowance for spare parts inventory obsolescence over the remaining useful life of the related aircraft, plus allowances for spare parts currently identified as excess. These allowances are based on our estimates and industry trends, which are subject to change, and, where available, reference to market rates and transactions. The estimates are more sensitive when we near the end of a fleet life or when we remove entire fleets from service sooner than originally planned.

We regularly review the estimated useful lives and salvage values for our aircraft and spare parts.

- *Frequent Flyer Accounting.*   We utilize a number of estimates in accounting for our OnePass frequent flyer program which are consistent with industry practices.

We record a liability for the estimated incremental cost of providing travel awards which includes the cost of incremental fuel, meals, insurance and miscellaneous supplies and does not include any costs for aircraft ownership, maintenance, labor or overhead allocation. A change to these cost estimates or the minimum award level could have a significant impact on our liability in the year of change as well as future years.

We also sell mileage credits in our frequent flyer program, "OnePass", to participating partners, such as credit card companies, phone companies, hotels and car rental agencies. Revenue from the sale of mileage credits is deferred and recognized as "passenger revenue" when transportation is likely to be provided, based on estimates of the fair value of tickets to be redeemed. Amounts received in excess of the tickets' fair value are recognized in income currently and classified as a reimbursement of advertising expenses. A change to either the time period over which the credits are used or our estimate of the number or fair value of tickets could have a significant impact on our revenue in the year of change as well as future years.

Recently Issued Accounting Standards.   In June 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards 146, "Accounting for Costs Associated with Disposal or Exit Activities" ("SFAS 146"). SFAS 146 requires that liabilities for the costs associated with exit or disposal activities be recognized when the liabilities are incurred, rather than when an entity commits to an exit plan. We adopted SFAS 146 on January 1, 2003. The new rules will change the timing of liability and expense recognition related to exit or disposal activities, but not the ultimate amount of such expenses.

In November 2002, the FASB issued Interpretation 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN 45 also expands the disclosures required to be made by a guarantor about its obligations under certain guarantees that it has issued. Initial recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified. The disclosure requirements are effective immediately and are provided in Item 8. "Financial Statements and Supplementary Data, Note 15 — Commitments and Contingencies". We do not expect FIN 45 to have a material effect on our results of operations.

In January 2003, the FASB issued Interpretation 46 — "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 requires that companies that control another entity through interests other than voting interests should consolidate the controlled entity. FIN 46 applies to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest in after that date. The related disclosure requirements are effective immediately. We are evaluating the impact of the new interpretation.

Related Party Transactions.   See Item 8. Financial Statements and Supplementary Data, Note 16 in the notes to consolidated financial statements for a discussion of related party transactions.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk Sensitive Instruments and Positions

We are subject to certain market risks, including commodity price risk (i.e., aircraft fuel prices), interest rate risk, foreign currency risk and price changes related to investments in equity and debt securities. The adverse effects of potential changes in these market risks are discussed below. The sensitivity analyses presented do not consider the effects that such adverse changes may have on overall economic activity nor do they consider additional actions we may take to mitigate our exposure to such changes. Actual results may differ. See the notes to the consolidated financial statements for a description of our accounting policies and other information related to these financial instruments. We do not hold or issue derivative financial instruments for trading purposes.

Aircraft Fuel.   Our results of operations are significantly impacted by changes in the price of aircraft fuel. During 2002 and 2001, aircraft fuel accounted for 12.1% and 13.5%, respectively, of our operating expenses (excluding severance and other special charges and Stabilization Act grant). From time to time we enter into petroleum swap contracts, petroleum call option contracts and/or jet fuel purchase commitments to provide some short-term protection (generally three to six months) against a sharp increase in jet fuel prices. Depending on the hedging method employed, our strategy may limit our ability to benefit from declines in fuel prices. We have hedged approximately 95% of our fuel requirements for the first quarter of 2003 with petroleum call options at $33 per barrel, which would not limit our ability to benefit from a decline in oil prices. As of December 31, 2002, we had approximately 23% of our projected 2003 fuel requirements hedged as compared to no fuel hedges in place as of December 31, 2001. We estimate that a 10% increase in the price per gallon of aircraft fuel would result in a $10 million increase in the fair value of the petroleum call options existing at December 31, 2002.

Foreign Currency.   We are exposed to the effect of exchange rate fluctuations on the U.S. dollar value of foreign currency denominated operating revenue and expenses. We attempt to mitigate the effect of certain potential foreign currency losses by entering into forward and option contracts that effectively enable us to sell Japanese yen expected to be received from yen-denominated net cash flows over the next six to 12 months at specified exchange rates. As of December 31, 2002, we had entered into option contracts to hedge approximately 90% of our projected yen-denominated net cash flows for the first six months of 2003, as compared to having in place forward contracts to hedge approximately 80% of our full-year 2002 projected yen-denominated net cash flows at December 31, 2001. We estimate that at December 31, 2002, a 10% strengthening in the value of the U.S. dollar relative to the yen would have increased the fair value of the existing option contracts by $4 million, offset by a corresponding loss on the underlying 2003 Japanese yen exposure of $15 million, resulting in a net $11 million loss as compared to a $10 million increase in the fair value of existing forward contracts offset by a corresponding loss on the underlying exposure of $12 million resulting in a net $2 million loss at December 31, 2001.

Interest Rates.   Our results of operations are affected by fluctuations in interest rates (e.g., interest expense on variable-rate debt and interest income earned on short-term investments).

We had approximately $1.4 billion and $1.0 billion of variable-rate debt as of December 31, 2002 and 2001, respectively. We have mitigated our exposure on certain variable-rate debt by entering into interest rate cap and swap agreements. Our interest rate cap, which limited the amount of potential increase in the LIBOR rate component of our floating rate debt to a maximum of 9% over the term of the contract, expired July 31, 2002. The interest rate swap outstanding at December 31, 2002 and 2001 had notional amounts of $162 million and $170 million, respectively. The interest rate swap effectively locks us into paying a fixed rate of interest on a portion of our floating rate debt securities through 2005. If average interest rates increased by 100 basis points during 2003 as compared to 2002, our projected 2003 interest expense would increase by approximately $11 million, net of interest rate swap. At December 31, 2001, an interest rate increase of 100 basis points during 2002 as compared to 2001 was projected to increase 2002 interest expense by approximately $8 million, net of interest rate cap and swap.

As of December 31, 2002 and 2001, we estimated the fair value of $3.3 billion and $2.7 billion (carrying value) of our fixed-rate debt to be $2.6 billion and $2.5 billion, respectively, based upon discounted future cash flows using our current incremental borrowing rates for similar types of instruments or market prices. Market risk, estimated as the potential increase in fair value resulting from a hypothetical 100 basis points decrease in interest rates, was approximately $107 million and $115 million as of December 31, 2002 and 2001, respectively. The fair value of the remaining fixed-rate debt at December 31, 2002 and 2001, (with a carrying value of $684 million and $526 million, respectively), was not practicable to estimate.

If 2003 average short-term interest rates decreased by 100 basis points over 2002 average rates, our projected interest income from cash, cash equivalents and short-term investments would decrease by approximately $11 million during 2003, compared to an estimated $11 million decrease during 2002 measured at December 31, 2001.

Investments in Equity Securities.   We have a 49% equity investment in Copa Airlines of Panama ("Copa") and a 13% equity interest in Orbitz which are also subject to price risk. However, since a readily determinable market value does not exist for either Copa or Orbitz (each is privately held), we are unable to quantify the amount of price risk sensitivity inherent in these investments. At December 31, 2002 and 2001, the carrying value of the investment in Copa was $66 million and $53 million, respectively. At December 31, 2002 and 2001, the carrying value of our investment in Orbitz was $8 million and $12 million, respectively.

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Continental Airlines, Inc.

We have audited the accompanying consolidated balance sheets of Continental Airlines, Inc. (the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of operations, common stockholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets".

Ernst & Young LLP

Houston, Texas
January 15, 2003

CONTINENTAL AIRLINES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In millions, except per share data)

	Year Ended December 31,		
	2002	2001	2000
Operating Revenue:			
Passenger	$7,862	$8,457	$9,308
Cargo, mail and other	540	512	591
	8,402	8,969	9,899
Operating Expenses:			
Wages, salaries and related costs	2,959	3,021	2,875
Aircraft fuel	1,023	1,229	1,393
Aircraft rentals	902	903	844
Landing fees and other rentals	633	581	532
Maintenance, materials and repairs	476	568	646
Depreciation and amortization	444	467	402
Reservations and sales	380	445	455
Passenger services	296	347	362
Fleet impairment losses, severance and other special charges	242	124	—
Commissions	212	364	526
Other	1,135	1,193	1,135
Stabilization Act grant	12	(417)	—
	8,714	8,825	9,170
Operating Income (Loss)	(312)	144	729
Nonoperating Income (Expense):			
Interest expense	(356)	(295)	(251)
Interest capitalized	36	57	57
Interest income	24	45	87
Other, net	(7)	(65)	(60)
	(303)	(258)	(167)
Income (Loss) before Income Taxes and Minority Interest	(615)	(114)	562
Income Tax Benefit (Expense)	202	29	(219)
Minority Interest	(28)	—	—
Distributions on Preferred Securities of Trust, net of applicable income taxes of $6, $6 and $1	(10)	(10)	(1)
Net Income (Loss)	$ (451)	$ (95)	$ 342
Earnings (Loss) per Share:			
Basic	$(7.02)	$(1.72)	$ 5.62
Diluted	$(7.02)	$(1.72)	$ 5.45
Shares Used for Computation:			
Basic	64.2	55.5	60.7
Diluted	64.2	55.5	62.8

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONTINENTAL AIRLINES, INC.

CONSOLIDATED BALANCE SHEETS
(In millions, except for share data)

	December 31, 2002	December 31, 2001
ASSETS		
Current Assets:		
Cash and cash equivalents, including restricted cash of $62 and $30	$ 1,225	$1,132
Short-term investments	117	—
Accounts receivable, net of allowance for doubtful receivables of $30 and $27	377	404
Spare parts and supplies, net of allowance for obsolescence of $98 and $80	248	272
Deferred income taxes	165	192
Prepayments and other	145	144
Total current assets	2,277	2,144
Property and Equipment:		
Owned property and equipment:		
Flight equipment	6,762	5,592
Other	1,275	1,092
	8,037	6,684
Less: Accumulated depreciation	1,599	1,249
	6,438	5,435
Purchase deposits for flight equipment	269	454
Capital leases:		
Flight equipment	117	223
Other	262	234
	379	457
Less: Accumulated amortization	118	193
	261	264
Total property and equipment	6,968	6,153
Routes	684	684
Airport operating rights, net of accumulated amortization of $268 and $244 .	325	349
Intangible pension asset	144	148
Investment in unconsolidated subsidiaries	82	71
Other assets, net	260	242
Total Assets	$10,740	$9,791

(continued on next page)

CONTINENTAL AIRLINES, INC.

CONSOLIDATED BALANCE SHEETS
(In millions, except for share data)

	December 31, 2002	December 31, 2001
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Current maturities of long-term debt and capital leases	$ 493	$ 355
Accounts payable	930	1,008
Air traffic liability	882	1,014
Accrued payroll	285	278
Accrued other liabilities	336	291
Total current liabilities	2,926	2,946
Long-Term Debt and Capital Leases	5,222	4,198
Deferred Income Taxes	520	710
Accrued Pension Liability	723	296
Other	329	237
Commitments and Contingencies		
Minority Interest	7	—
Mandatorily Redeemable Preferred Securities of Subsidiary Trust Holding Solely Convertible Subordinated Debentures of Continental	241	243
Redeemable Preferred Stock of Subsidiary	5	—
Stockholders' Equity:		
Preferred stock — $.01 par, 10,000,000 shares authorized; one share of Series B issued and outstanding, stated at par value	—	—
Class B common stock — $.01 par, 200,000,000 shares authorized; 91,203,321 and 88,617,001 shares issued in 2002 and 2001	1	1
Additional paid-in capital	1,391	1,069
Retained earnings	910	1,361
Accumulated other comprehensive loss	(395)	(130)
Treasury stock — 25,442,529 shares, at cost	(1,140)	(1,140)
Total stockholders' equity	767	1,161
Total Liabilities and Stockholders' Equity	$10,740	$ 9,791

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONTINENTAL AIRLINES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions)

	Year Ended December 31,		
	2002	2001	2000
Cash Flows from Operating Activities:			
Net income (loss)	$ (451)	$ (95)	$ 342
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Deferred income taxes	(179)	(40)	224
Depreciation and amortization	444	467	402
Fleet disposition/impairment losses	242	61	—
Other, net	4	51	(58)
Changes in operating assets and liabilities:			
(Increase) decrease in accounts receivable	(23)	73	6
(Increase) decrease in spare parts and supplies	4	(20)	(72)
Increase (decrease) in accounts payable	(79)	(8)	159
Increase (decrease) in air traffic liability	(132)	(111)	163
Increase (decrease) in other liabilities	92	167	(260)
Net cash (used in) provided by operating activities	(78)	545	906
Cash Flows from Investing Activities:			
Capital expenditures	(539)	(568)	(511)
Purchase deposits paid in connection with future aircraft deliveries	(73)	(432)	(640)
Purchase deposits refunded in connection with aircraft delivered	219	337	577
Sale (purchase) of short-term investments	(117)	24	368
Proceeds from disposition of property and equipment	9	11	135
Other	(43)	(26)	3
Net cash used in investing activities	(544)	(654)	(68)
Cash Flows from Financing Activities:			
Proceeds from issuance of long-term debt, net	596	436	157
Payments on long-term debt and capital lease obligations	(383)	(367)	(707)
Proceeds from sale of ExpressJet, net	447	—	—
Proceeds from issuance of preferred securities of trust, net	—	—	242
Purchase of common stock	—	(451)	(450)
Proceeds from issuance of common stock	23	241	92
Other	—	(11)	3
Net cash provided by (used in) financing activities	683	(152)	(663)
Net Increase (Decrease) in Cash and Cash Equivalents	61	(261)	175
Cash and Cash Equivalents — Beginning of Period(1)	1,102	1,363	1,188
Cash and Cash Equivalents — End of Period(1)	$1,163	$1,102	$1,363
Supplemental Cash Flows Information:			
Interest paid	$ 345	$ 314	$ 276
Income taxes paid (refunded)	$ (31)	$ (4)	$ 7
Investing and Financing Activities Not Affecting Cash:			
Property and equipment acquired through the issuance of debt	$ 908	$ 707	$ 808
Capital lease obligations incurred	$ 36	$ 95	$ 53

(1) Excludes restricted cash of $62 million, $30 million, $8 million and $10 million at December 31, 2002, 2001, 2000 and 1999, respectively.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONTINENTAL AIRLINES, INC.

CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDERS' EQUITY
(In millions)

	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Comprehensive Income/(Loss)	Treasury Stock, At Cost
December 31, 1999	$ 871	$1,114	$ (1)	$ 542	$ (392)
Net Income	—	342	—	$ 342	—
Purchase of Common Stock	(1)	—	—	—	(449)
Reissuance of Treasury Stock pursuant to Stock Plans	(45)	—	—	—	137
Reclass for Redeemable Common Stock	(450)	—	—	—	—
Other	4	—	14	14	15
December 31, 2000	379	1,456	13	$ 356	(689)
Net Loss	—	(95)	—	(95)	—
Increase in Additional Minimum Pension Liability, net of applicable income taxes of $77	—	—	(138)	(138)	—
Purchase of Common Stock	—	—	—	—	(451)
Issuance of Common Stock pursuant to Stock Plans	79	—	—	—	—
Issuance of Common Stock pursuant to Stock Offering	173	—	—	—	—
Reclass for Redeemable Common Stock	450	—	—	—	—
Other	(12)	—	(5)	(5)	—
December 31, 2001	1,069	1,361	(130)	$(238)	(1,140)
Net Loss	—	(451)	—	(451)	—
Increase in Additional Minimum Pension Liability, net of applicable income taxes of $146	—	—	(250)	(250)	—
Issuance of Common Stock pursuant to Stock Plans	36	—	—	—	—
Sale of ExpressJet Holdings Stock, net of applicable income taxes of $175	291	—	—	—	—
Other	(5)	—	(15)	(15)	—
December 31, 2002	$1,391	$ 910	$(395)	$(716)	$(1,140)

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONTINENTAL AIRLINES, INC.

CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDERS' EQUITY
NUMBER OF SHARES
(in thousands)

	Class A Common Stock	Class B Common Stock	Treasury Stock
December 31, 1999	11,321	54,160	9,764
Purchase of Common Stock	—	(10,545)	10,545
Reissuance of Treasury Stock pursuant to Stock Plans	—	3,365	(3,365)
Reissuance of Treasury Stock pursuant to a reclassification of Class A to Class B Common Stock	(357)	357	(357)
Issuance of Common Stock pursuant to Stock Plans	—	150	—
December 31, 2000	10,964	47,487	16,587
Repurchase of Northwest Stock	(6,686)	—	8,824
Purchase of Common Stock	—	(23)	23
Issuance of Common Stock pursuant to Stock Offering	—	7,751	—
Issuance of Common Stock pursuant to Stock Plans	—	2,313	—
Issuance of Common Stock pursuant to Conversion of Class A to Class B Common Stock	(4,278)	5,646	—
Other	—	—	9
December 31, 2001	—	63,174	25,443
Issuance of Common Stock pursuant to Stock Plans	—	2,587	—
December 31, 2002	—	65,761	25,443

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONTINENTAL AIRLINES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Continental Airlines, Inc. is a major United States air carrier engaged in the business of transporting passengers, cargo and mail. We are the fifth largest United States airline (as measured by 2002 revenue passenger miles) and, together with our subsidiaries, ExpressJet Holdings, Inc. ("Holdings"), and Continental Micronesia, Inc. ("CMI"), each a Delaware corporation, served 223 airports worldwide at January 15, 2003. As of this date, we fly to 129 domestic and 94 international destinations and offer additional connecting service through alliances with domestic and foreign carriers. We directly serve 15 European cities, seven South American cities, Tel Aviv, Hong Kong and Tokyo and are one of the leading airlines providing service to Mexico and Central America, serving 28 cities, more destinations than any other United States airline. Through our Guam hub, CMI provides extensive service in the western Pacific, including service to more Japanese cities than any other United States carrier.

The current U.S. domestic airline industry environment is the worst in our history. Prior to September 2001, we were profitable, although many U.S. air carriers were losing money and our profitability was declining. The terrorist attacks of September 11, 2001 dramatically worsened the difficult financial environment and presented new and greater challenges for the airline industry. Although we have been able to raise capital, downsize our operations and reduce our expenses significantly, we have reported significant losses since the terrorist attacks, and current trends in the airline industry make it likely that we will continue to post significant losses for the foreseeable future.

Absent adverse factors outside our control such as those described herein, we believe that our liquidity and access to cash will be sufficient to fund our current operations through 2003 (and beyond if we are successful in implementing our previously announced revenue generation and cost cutting measures, as well as additional measures currently being developed). However, we believe that the economic environment must improve for us to continue to operate at our current size and expense level beyond that time. We anticipate that our previously announced capacity and cost reductions, together with the capacity reductions announced by other carriers and capacity reductions that could come from restructurings within the industry, should result in a better financial environment by the end of 2003, absent adverse factors outside our control such as a further economic recession, additional terrorist attacks, and a war affecting the United States, if the war were prolonged.

As used in these Notes to Consolidated Financial Statements, the terms "Continental", "we", "us", "our" and similar terms refer to Continental Airlines, Inc. and, unless the context indicates otherwise, its subsidiaries.

Note 1 — Summary of Significant Accounting Policies

(a) *Principles of Consolidation —*

Our consolidated financial statements include the accounts of Continental and its operating subsidiaries, Holdings and CMI. We currently own 53.1% of the common stock of Holdings and 100% of CMI. All intercompany transactions have been eliminated in consolidation. The portion of Holdings' earnings that is attributable to its outside owners is deducted from our consolidated statement of operations as minority interest and the portion of Holdings' stockholders' equity that is attributable to its outside owners is reported on the accompanying consolidated balance sheets as minority interest.

(b) *Investments in Unconsolidated Affiliates —*

Investments in unconsolidated affiliates are accounted for by the equity method when we hold more than 20% but less than 50% interest, or below 20% interest but have significant influence over the operations of the companies.

Note 1 — Summary of Significant Accounting Policies (Continued)

(c) *Use of Estimates —*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(d) *Cash and Cash Equivalents —*

Cash and cash equivalents consist of cash and short-term, highly liquid investments, which are readily convertible into cash and have a maturity of three months or less when purchased. Consolidated cash at December 31, 2002 included $62 million which is restricted and $121 million held by ExpressJet Airlines, Inc. ("ExpressJet"), a wholly owned subsidiary of Holdings. The restricted cash is primarily collateral for letters of credit and interest rate swap agreements.

(e) *Short-Term Investments —*

We invest in commercial paper, asset-backed securities and U.S. government agency securities with original maturities in excess of 90 days but less than one year. These investments are classified as short-term investments in the accompanying consolidated balance sheet. Short-term investments are stated at cost, which approximates market value, and are classified as held-to-maturity securities.

(f) *Spare Parts and Supplies —*

Inventories, expendable parts and supplies relating to flight equipment are carried at average acquisition cost and are expensed when consumed in operations. An allowance for obsolescence is provided over the remaining estimated useful life of the related aircraft, plus allowances for spare parts currently identified as excess to reduce the carrying costs to the lower of amortized cost or net realizable value. These allowances are based on management estimates, which are subject to change.

(g) *Property and Equipment —*

Property and equipment are recorded at cost and are depreciated to estimated residual values over their estimated useful lives using the straight-line method. Jet aircraft are assumed to have an estimated residual value of 10% to 15% of original cost; other categories of property and equipment are assumed to have no residual value. The estimated useful lives for our property and equipment are as follows:

	Estimated Useful Life
Jet aircraft and simulators	25 to 30 years
Buildings and improvements	10 to 30 years
Food service equipment	6 to 10 years
Maintenance and engineering equipment	8 years
Surface transportation and ground equipment	6 years
Communication and meteorological equipment	5 years
Computer software	2 to 10 years
Capital lease — flight and ground equipment	Lease Term

Note 1 — Summary of Significant Accounting Policies (Continued)

(h) *Routes and Airport Operating Rights —*

Routes represent the right to fly between cities in different countries. Airport operating rights represent gate space and slots (the right to schedule an arrival or departure within designated hours at a particular airport). Effective January 1, 2002, we adopted Statement of Financial Accounting Standards ("SFAS") 142, "Goodwill and Other Intangible Assets," and discontinued amortization of our goodwill on investments in unconsolidated subsidiaries and routes, which are indefinite-lived intangible assets. We performed an impairment test upon the adoption of SFAS 142 and an annual test in the fourth quarter of 2002. Our tests indicated that we did not have any impairment of our routes. Airport operating rights are amortized over the stated term of the related lease or 20 years.

Pro forma results for the years ended December 31, 2001 and 2000, assuming the discontinuation of amortization of routes and goodwill amortization on investments in unconsolidated subsidiaries had occurred at the earliest date shown, are presented below (in millions, except per share data).

	2001	2000
Reported net income (loss)	$ (95)	$ 342
Route and goodwill amortization, net of taxes	15	14
Adjusted net income (loss)	$ (80)	$ 356
Basic earnings (loss) per share:		
As reported	$(1.72)	$5.62
Route and goodwill amortization, net of taxes	0.27	0.23
Pro forma	$(1.45)	$5.85
Diluted earnings (loss) per share:		
As reported	$(1.72)	$5.45
Route and goodwill amortization, net of taxes	0.27	0.22
Pro forma	$(1.45)	$5.67

(i) *Measurement of Impairment of Long-Lived Assets —*

Effective January 1, 2002, we adopted SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS 144 superceded SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". The adoption of SFAS 144 had no effect on our results of operations. We record impairment losses on long-lived assets used in operations, consisting principally of property and equipment and airport operating rights, when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. The net carrying value of assets not recoverable is reduced to fair value if lower than carrying value. In determining the fair market value of the assets, we consider market trends and recent transactions involving sales of similar assets.

Note 1 — Summary of Significant Accounting Policies (Continued)

(j) *Revenue/Air Traffic Liability —*

Passenger revenue is recognized either when transportation is provided or when the ticket expires unused rather than when a ticket is sold. Effective October 1, 2002, unused nonrefundable tickets expire on the date of intended flight, unless the date is extended by payment of a change fee. Prior to October 1, 2002, nonrefundable tickets expired one year from the date the ticket was sold, or for partially used tickets, the date of first flight. We also sell mileage credits in our frequent flyer program, "OnePass", to participating partners, such as credit card companies, phone companies, hotels and car rental agencies. Revenue from the sale of mileage credits is deferred and recognized as "passenger revenue" when transportation is likely to be provided, based on estimates of the fair value of tickets to be redeemed. Amounts received in excess of the tickets' fair value are recognized in income currently and classified as a reimbursement of advertising expenses. Revenue from the shipment of cargo and mail is recognized when transportation is provided. Other revenue includes charter services, ticket change fees and other incidental services.

The amount of passenger ticket sales and sales of mileage credits to partners not yet recognized as revenue is included in the accompanying consolidated balance sheets as air traffic liability. We perform periodic evaluations of this estimated liability, and any adjustments resulting therefrom, which can be significant, are included in results of operations for the periods in which the evaluations are completed. These adjustments relate primarily to differences between our statistical estimation of certain revenue transactions and the related sales price, as well as refunds, exchanges, interline transactions, and other items for which final settlement occurs in periods subsequent to the sale of the related tickets at amounts other than the original sales price.

(k) *Frequent Flyer Program —*

We record an estimated liability for the incremental cost associated with providing OnePass award transportation at the time a free travel award is earned. The liability is adjusted periodically based on awards earned, awards redeemed, changes in the incremental costs and changes in the OnePass program, and is included in the accompanying consolidated balance sheets as air traffic liability.

(l) *Passenger Traffic Commissions —*

Passenger traffic commissions are recognized as expense when the transportation is provided and the related revenue is recognized. The amount of passenger traffic commissions not yet recognized as expense is included in prepayments and other in the accompanying consolidated balance sheets.

(m) *Deferred Income Taxes —*

Deferred income taxes are provided under the liability method and reflect the net tax effects of temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements.

(n) *Maintenance and Repair Costs —*

Maintenance and repair costs for owned and leased flight equipment, including the overhaul of aircraft components, are charged to operating expense as incurred, including engine overhaul costs covered by power by the hour agreements, which are expensed on the basis of hours flown.

Note 1 — Summary of Significant Accounting Policies (Continued)

(o) *Advertising Costs —*

We expense the costs of advertising as incurred. Gross advertising expense was $89 million, $98 million and $111 million for the years ended December 31, 2002, 2001 and 2000, respectively. These amounts are reported in the consolidated statement of operations net of the reimbursement of some of our advertising expenses by third-party purchasers of our OnePass miles.

(p) *Stock Plans and Awards —*

We account for our stock-based compensation plans under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). No stock-based employee compensation cost is reflected in net income (loss) for our stock option plans, as all options granted under our plans have an exercise price equal to the market value of the underlying common stock on the date of grant.

The following table illustrates the pro forma effect on net income (loss) and earnings (loss) per share if we had applied the fair value recognition provisions of SFAS 123, "Accounting for Stock-based Compensation," for the years ended December 31, 2002, 2001 and 2000. See Note 9 for the assumptions we used to compute the pro forma amounts.

	2002	2001	2000
Net income (loss), as reported	$ (451)	$ (95)	$ 342
Deduct/Add Back: total stock-based employee compensation (expense) income determined under SFAS 123, net of tax	(20)	6	(20)
Net income (loss), pro forma	$ (471)	$ (89)	$ 322
Earnings (loss) per share			
Basic, as reported	$(7.02)	$(1.72)	$5.62
Basic, pro forma	$(7.33)	$(1.61)	$5.29
Diluted, as reported	$(7.02)	$(1.72)	$5.45
Diluted, pro forma	$(7.33)	$(1.61)	$5.13

(q) *Recently Issued Accounting Standards —*

In June 2002, the Financial Accounting Standards Board ("FASB") issued SFAS 146, "Accounting for Costs Associated with Disposal or Exit Activities". SFAS 146 requires that liabilities for the costs associated with exit or disposal activities be recognized when the liabilities are incurred, rather than when an entity commits to an exit plan. We adopted SFAS 146 on January 1, 2003. The new rules will change the timing of liability and expense recognition related to exit or disposal activities, but not the ultimate amount of such expenses.

In November 2002, the FASB issued Interpretation 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN 45 also expands the disclosures required to be made by a guarantor about its obligations under certain guarantees that it has issued. Initial recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified. The disclosure requirements

Note 1 — Summary of Significant Accounting Policies (Continued)

are effective immediately and are provided in Note 15. We do not expect FIN 45 to have a material effect on our results of operations or balance sheet.

In January 2003, the FASB issued Interpretation 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 requires that companies that control another entity through interests other than voting interests should consolidate the controlled entity. FIN 46 applies to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest in after that date. The related disclosure requirements are effective immediately. We are evaluating the impact of the new interpretation.

(r) *Reclassifications* —

Certain reclassifications have been made in the prior years' financial statements to conform to the current year presentation.

Note 2 — Earnings Per Share

Basic earnings (loss) per common share ("EPS") excludes dilution and is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other obligations to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings (loss) of the Company. The following table sets forth the computation of basic and diluted earnings (loss) per share (in millions):

	2002	2001	2000
Numerator:			
Net income (loss)	$(451)	$(95)	$342
Effect of dilutive securities:			
Preferred Securities of Trust	—	—	1
	—	—	1
Numerator for diluted earnings (loss) per share — net income (loss) after assumed conversions	$(451)	$(95)	$343
Denominator:			
Denominator for basic earnings (loss) per share — weighted-average shares	64.2	55.5	60.7
Effect of dilutive securities:			
Employee stock options	—	—	1.1
Preferred Securities of Trust	—	—	0.6
Potentially Dilutive Shares (Northwest Repurchase)	—	—	0.4
Dilutive potential common shares	—	—	2.1
Denominator for diluted earnings (loss) per share — adjusted weighted — average and assumed conversions	64.2	55.5	62.8

Approximately 4.0 million in 2002, 6.0 million in 2001 and 1.1 million in 2000 of weighted average options to purchase shares of our Class B common stock were not included in the computation of

Note 2 — Earnings Per Share (Continued)

diluted earnings per share because the options' exercise price was greater than the average market price of the common shares and, therefore, the effect would have been antidilutive.

Note 3 — ExpressJet Initial Public Offering and Capacity Purchase Agreement

Initial Public Offering

In April 2002, Holdings, our then wholly owned subsidiary and the sole stockholder of ExpressJet, which operates as "Continental Express", sold 10 million shares of its common stock in an initial public offering and used the net proceeds to repay $147 million of ExpressJet's indebtedness to us. In addition, we sold 20 million of our shares of Holdings common stock in the offering for net proceeds of $300 million. The sale of Holdings' shares and our shares in the offering was accounted for as a capital transaction resulting in a $291 million increase in additional paid-in capital and a $175 million increase in tax liabilities. We contributed $150 million of our proceeds to our defined benefit pension plan and used the remainder of our proceeds for general corporate purposes.

In connection with the offering, our ownership of Holdings fell to 53.1%. We do not currently intend to remain a stockholder of Holdings over the long term. Subject to market conditions, we intend to sell or otherwise dispose of some or all of our shares of Holdings common stock in the future. When our ownership of Holdings falls below 50%, we will deconsolidate Holdings from our financial statements.

Prior to the offering and in connection with an internal reorganization by Holdings, a subsidiary of Holdings issued non-voting preferred stock which has a liquidation preference of $5 million, is mandatorily redeemable in 2012, and is callable beginning in 2005. The preferred stock was sold to a non-affiliated third party for a note in the original principal amount of $5 million and is included on our balance sheet as redeemable preferred stock of subsidiary.

Capacity Purchase Agreement with ExpressJet

General. Effective January 1, 2001, we implemented a capacity purchase agreement with ExpressJet. Under the capacity purchase agreement, ExpressJet currently flies all of its aircraft (which consist entirely of regional jet aircraft) on our behalf, and we handle scheduling, ticket prices and seat inventories for these flights. In exchange for ExpressJet's operation of the flights and performance of other obligations under the agreement, we pay them for each scheduled block hour based on an agreed formula. ExpressJet recognizes revenue based on the compensation it earns from us for providing capacity. Under the agreement, we recognize all passenger, cargo and other revenue associated with each flight, and are responsible for all revenue-related expenses, including commissions, reservations, catering and passenger ticket processing expenses. The payments made to ExpressJet under the agreement are eliminated in our consolidated financial statements. However, the minority interest in Holdings' earnings reported as a deduction on our consolidated statement of operations is based on Holdings' stand-alone earnings under the capacity purchase agreement.

Compensation and Operational Responsibilities. Under the agreement, we pay ExpressJet a base fee for each scheduled block hour based on a formula that will remain in place through December 31, 2004. The formula is designed to provide ExpressJet with an operating margin of approximately 10% before taking into account variations in some costs and expenses that are generally controllable by them.

Note 3 — ExpressJet Initial Public Offering and Capacity Purchase Agreement (Continued)

The initial block hour rates are based on estimates of future costs we developed jointly with ExpressJet. These estimates may differ from ExpressJet's actual costs. If they do, our costs will be adjusted for some of ExpressJet's costs under the capacity purchase agreement. The adjusted block hour rates provide ExpressJet with revenue from us that is based on the sum of the following three components, generally differentiated by the nature of the operating costs ExpressJet incurs:

(i) *Fully-reconciled costs*. Actual costs incurred plus a 10% margin on fuel-related expenses (up to the cap discussed below), aircraft rent, airport terminal facility rent, depreciation and amortization, certain employee benefits, taxes other than income taxes, passenger liability insurance, hull and war risk insurance, landing fees, screening and security at ExpressJet-managed stations, administrative and ground handling services provided by us, various flight crew costs and regional jet engine maintenance expenses under long-term third party contracts;

(ii) *Costs within the margin band*. Forecasted costs plus a 10% margin on those costs implicit in the block hour rates (irrespective of actual costs incurred) on maintenance, materials, repairs, passenger services, other rentals, and other operating expenses not included in (i) above. However, if ExpressJet's actual expenses in this category are sufficiently different from the forecasts implicit in the block hour rates so that its total operating margin — excluding the effects of the costs in category (iii) below as well as unanticipated changes in its depreciation expense, any performance incentive payments, controllable cancellations, litigation costs and other costs that are not included in the block hour rates and are not reasonable and customary in the industry — is either below 8.5% or above 11.5% calculated on a quarterly basis, then the overall revenue will be adjusted upward or downward to result in an 8.5% or 11.5% margin as applicable; and,

(iii) *Unreconciled costs*. Forecasted costs plus a 10% margin on those costs implicit in the block hour rates (irrespective of actual costs incurred) on wages and salaries, and benefits not included in categories (i) and (ii).

Our payments to ExpressJet under the capacity purchase agreement totaled $1.1 billion and $980 million in 2002 and 2001, respectively. Such amounts are eliminated in the accompanying consolidated financial statements because we consolidate ExpressJet. Our future payments under the capacity purchase agreement are dependent on numerous variables, and therefore difficult to predict. The most important of those variables is the number of scheduled block hours, which takes into account the number of ExpressJet aircraft and our utilization rates of such aircraft. However, if we changed our utilization of ExpressJet's aircraft, we would also change the number of available seat miles on ExpressJet's flights and the revenue that we generate by selling those seats. Any decision by us to change the utilization of ExpressJet's aircraft (or to remove aircraft from the capacity purchase agreement) would be made by determining the net effect of such change on our income and cash flow, taking into account not only our cash commitment to ExpressJet but also our expected revenue from ExpressJet's flights.

Set forth below are estimates of our future minimum noncancelable commitments under the capacity purchase agreement. These estimates of our future minimum noncancelable commitments under the capacity purchase agreement do not include the portion of the underlying obligations for aircraft and facility rent that are disclosed as part of our consolidated operating lease commitments. For purposes of calculating these estimates, we have assumed (i) that ExpressJet's aircraft deliveries continue as scheduled through June 2004, (ii) an annual inflation rate of 2% beginning in 2005 (contracted rates through 2004), (iii) a fuel rate of 66 cents per gallon, (iv) that we exercise our rights to initiate termination of the capacity purchase agreement at the earliest possible date permitted under

Note 3 — ExpressJet Initial Public Offering and Capacity Purchase Agreement (Continued)

the contract (January 1, 2006), (v) that prior to termination we exercise our rights to remove as many aircraft as quickly as contractually permitted (beginning July 1, 2004) from the capacity purchase agreement, (vi) an average daily utilization rate of 8.2 hours for 2003, and 8.9 hours for 2004 through 2006, and (vii) cancellations are at historical levels resulting in no incentive compensation payable to ExpressJet. Based on these assumptions, our future minimum noncancelable commitments under the capacity purchase agreement at December 31, 2002 are estimated as follows (in millions):

2003	$1,055
2004	1,228
2005	1,036
2006	506
2007 and thereafter	—
Total	$3,825

It is important to note that in making the assumptions used to develop these estimates, we are attempting to estimate our minimum noncancelable commitments and not the amounts that we currently expect to pay to ExpressJet (which amounts are expected to be higher as we do not currently expect to reduce capacity under the agreement to the extent assumed above or terminate the agreement at the earliest possible date). In addition, our actual minimum noncancelable commitments to ExpressJet could differ materially from the estimates discussed above, because actual events could differ materially from the assumptions described above. For example, a 10% increase or decrease in scheduled block hours (whether a result of change in delivery dates of aircraft or average daily utilization) in 2003 would result in a corresponding increase or decrease in cash obligations under the capacity purchase agreement of approximately 7% or $70 million.

ExpressJet's base fee includes compensation for scheduled block hours associated with some cancelled flights, based on historical cancellation rates constituting rolling five-year monthly averages. To the extent that ExpressJet's rate of controllable or uncontrollable cancellations is less than its historical cancellation rate, ExpressJet will be entitled to additional payments. ExpressJet is also entitled to receive a small per-passenger fee and incentive payments for first flights of a day departing on time and baggage handling performance. As a result of a better-than-expected completion rate and other incentives in 2002, we paid ExpressJet an additional $18 million contributing to the increase in their overall operating margin to 13.6%.

Under the agreement and a related fuel purchase agreement, ExpressJet's fuel costs were capped at 61.1 cents per gallon in 2002 and are capped at 66.0 cents per gallon in 2003. Accordingly, we absorbed a portion of ExpressJet's fuel costs in 2002 and may continue to do so in the future.

If a change of control (as defined in the agreement) of ExpressJet occurs without our consent, the block hour rates that we will pay under the agreement will be reduced by an amount approximately equal to the operating margin built into the rates.

Some marketing-related costs normally associated with operating an airline are borne directly by us, since we are responsible for marketing under the capacity purchase agreement. We will continue to provide operational support to ExpressJet under the capacity purchase agreement, such as ground handling, and will provide certain administrative services for a limited period of time.

Note 3 — ExpressJet Initial Public Offering and Capacity Purchase Agreement (Continued)

In accordance with the agreement, ExpressJet has agreed to meet with us each year beginning in 2004 to review and set the block hour rates to be paid in the following year, in each case based on the formula used to set the original block hour rates (including a 10% targeted operating margin). If we and ExpressJet cannot come to an agreement on the annual adjustments, we have agreed to submit our disagreement to arbitration. In addition, the agreement gives each party the right to "meet and confer" with the other regarding any material change in the underlying assumptions regarding the cost of providing services under the agreement and whether the compensation provisions of the agreement should be changed as a result, but does not require any party to agree to any change in the compensation provisions.

Capacity and Fleet Matters. The agreement covers all of ExpressJet's existing fleet, as well as the 86 Embraer regional jets subject to firm orders. Under the capacity purchase agreement, beginning July 1, 2003, we have the right to give notice to ExpressJet reducing the number of its aircraft covered by the contract resulting in the earliest effective date for capacity reduction of July 1, 2004. Under the agreement, we are entitled to remove capacity under an agreed upon and disclosed methodology. If we remove aircraft from the terms of the agreement, ExpressJet will have the option to (i) fly the released aircraft for another airline (subject to its ability to obtain facilities, such as gates and slots, and subject to its exclusive arrangement with us that prohibits ExpressJet during the term of the agreement from flying under its or another carrier's code in or out of our hub airports), (ii) fly the aircraft under ExpressJet's own flight designator code subject to its ability to obtain facilities, such as gates and slots, and subject to ExpressJet's exclusive arrangement with us respecting our hubs or (iii) decline to fly the aircraft and cancel the related subleases with us. If ExpressJet does not cancel the aircraft subleases, the interest rate used to calculate the scheduled lease payments will automatically increase by 200 basis points to compensate us for our continued participation in ExpressJet's lease financing arrangements.

Term of Agreement. The agreement currently expires on December 31, 2010 but allows us to terminate the agreement at any time after December 31, 2005 upon 12 months' notice, or at any time without notice for cause (as defined in the agreement). We may also terminate the agreement at any time upon a material breach by ExpressJet that does not constitute cause and continues for 90 days after notice of such breach, or without notice or opportunity to cure if we determine that there is a material safety concern with ExpressJet's flight operations. We have the option to extend the term of the agreement with 24 months' notice for up to four additional five-year terms through December 31, 2030.

Service Agreements. We provide various services to ExpressJet and charge them at rates in accordance with the capacity purchase agreement. The services provided to ExpressJet by us include fuel service, certain customer services such as ground handling and infrastructure services, including but not limited to insurance, technology, accounting, legal, treasury, human resources and risk management. For providing these services, we charged ExpressJet approximately $205 million in each of 2002 and 2001. These amounts are eliminated in the accompanying consolidated financial statements.

Note Receivable from ExpressJet. At December 31, 2002 we had a $326 million note receivable from ExpressJet. During the fourth quarter of 2002, we received voluntary principal payments totaling $50 million. In accordance with our amended and restated promissory note agreement dated November 5, 2002 with ExpressJet, accrued interest on the note is payable quarterly by ExpressJet. In addition, ExpressJet will pay us quarterly principal and interest installments of $24 million on June 30, 2003 and $28 million beginning September 30, 2003. We anticipate that the final payment will be made

Note 3 — ExpressJet Initial Public Offering and Capacity Purchase Agreement (Continued)

on June 30, 2006. The interest rate is fixed for each quarter at a rate equal to the three-month London interbank offered rate ("LIBOR") on the second business day prior to such quarter plus 1.25% per annum, subject to an aggregate cap of 5.35% in 2003 and 6.72% in 2004. There are no such caps after 2004. The note receivable is eliminated in the accompanying consolidated financial statements.

Leases. As of December 31, 2002, ExpressJet subleased all 188 of its aircraft under long-term operating leases from us. ExpressJet's sublease agreements with us have substantially the same terms as the lease agreements between us and the lessors, and expire between 2013 and 2019. ExpressJet leases or subleases, under various operating leases, ground equipment and substantially all of its ground facilities, including facilities at public airports, from us or the municipalities or agencies owning and controlling such airports. If ExpressJet defaults on any of its payment obligations with us, we are entitled to reduce any payments required to be made by us to ExpressJet under the capacity purchase agreement by the amount of the defaulted payment. ExpressJet's total rental expense related to all leases with us was approximately $231 million and $196 million in 2002 and 2001, respectively. These amounts are eliminated in the accompanying consolidated financial statements.

Deferred Taxes. In conjunction with Holdings' offering, our tax basis in the stock of Holdings and the tax basis of ExpressJet's tangible and intangible assets were increased to fair value. This increase in basis has resulted in the utilization of a substantial amount of ExpressJet's state net operating loss carryovers. The increased tax basis should result in additional tax deductions available to ExpressJet over a period of 15 years. To the extent ExpressJet generates taxable income sufficient to realize the additional tax deductions, it will be required to pay us a percentage of the amount of tax savings actually realized, excluding the effect of any loss carrybacks. ExpressJet will be required to pay us 100% of the first third of the anticipated tax benefit, 90% of the second third, and 80% of the last third. However, if the anticipated benefits are not realized by the end of 2018, ExpressJet will be obligated to pay us 100% of any benefits realized after that date. We will not recognize for accounting purposes the benefit of the tax savings associated with ExpressJet's asset step-up until paid to us by ExpressJet due to the uncertainty of realization.

Other. So long as we are ExpressJet's largest customer, if it enters into an agreement with another major airline (as defined in the agreement) to provide regional airline services on a capacity purchase or other similar economic basis for 10 or more aircraft on terms and conditions that are in the aggregate less favorable to ExpressJet than the terms and conditions of the capacity purchase agreement, we will be entitled to amend our capacity purchase agreement to conform the terms and conditions of the capacity purchase agreement to the terms and conditions of the agreement with the other major airline.

Note 4 — Long-Term Debt

Long-term debt as of December 31 is summarized as follows (in millions):

	2002	2001
Secured		
Notes payable, interest rates of 5.0% to 8.5%, payable through 2019	$3,446	$2,852
Floating rate notes, interest rates of LIBOR plus 0.45% to 1.3%, (1.9% to 2.7% as of December 31, 2002), Eurodollar plus 1.375% (2.8% as of December 31, 2002), payable through 2014	997	718
Revolving credit facility, floating interest rate of LIBOR plus 3.5% (4.9% as of December 31, 2002), payable through 2004	190	190
Floating rate notes, interest rate of LIBOR plus 4.53% (5.9% as of December 31, 2002), payable through 2007	146	—
Credit facility, floating interest rate of LIBOR plus 3.5%, payable through 2002	—	75
Floating rate note, interest rate of LIBOR plus 4.0% (5.4% as of December 31, 2002), payable through 2004	60	61
Notes payable, interest rates of 8.5% to 9.1%, payable through 2008	18	36
Note payable, interest rate of 9.9%, payable through 2003	30	—
Unsecured		
Senior notes payable, interest rate of 8.0%, payable in 2005	195	200
Convertible notes, interest rate of 4.5%, payable in 2007	200	—
Note payable, interest rate of 8.1%, payable in 2008	111	110
Other	14	14
	5,407	4,256
Less: current maturities	468	328
Total	$4,939	$3,928

Substantially all of our property and equipment is subject to agreements securing our indebtedness.

We have a bank loan agreement with a syndicate of lenders that is secured by substantially all of CMI's assets, certain of our international route authorities and all of our stock in Air Micronesia, Inc. ("AMI"), CMI's parent company. The bank loan agreement and related documents contain covenants restricting CMI's incurrence of certain indebtedness, the sale of its assets and the pledge of its assets to any other creditors. In addition, the bank loan agreement contains certain financial covenants applicable to us and prohibits us from granting a security interest in these international route authorities and our stock in AMI to any other creditor.

At December 31, 2002, under the most restrictive provisions of our debt and credit facility agreements, we are required to maintain a minimum unrestricted cash balance of $500 million and beginning in June 2003, a one-to-one ratio of EBITDAR (earnings before interest, income taxes, depreciation, amortization and aircraft rentals) to fixed charges, which consist of interest expense, aircraft rental expense, cash income taxes and cash dividends, for the previous four quarters. These debt and credit facilities had an outstanding balance of $250 million at December 31, 2002.

In the first quarter of 2002, we issued $200 million of 4.5% convertible notes. The notes are convertible into our Class B common stock at an initial conversion price of $40 per share. The notes are redeemable at our option on or after February 5, 2005 at specified prices.

Note 4 — Long-Term Debt (Continued)

In December 2002, we closed an offering of $200 million of floating rate secured notes due December 2007 at a current annual interest rate of less than 3.5 percent, including all costs and fees. The notes are secured by certain of our spare parts inventory. The proceeds were used for general corporate purposes.

Maturities of long-term debt due over the next five years are as follows (in millions):

Year ending December 31,

2003	$468
2004	429
2005	638
2006	484
2007	734

We also have letters of credit and performance bonds at December 31, 2002 in the amount of $145 million with expiration dates through June 2008.

Note 5 — Leases

We lease certain aircraft and other assets under long-term lease arrangements. Other leased assets include real property, airport and terminal facilities, sales offices, maintenance facilities, training centers and general offices. Most aircraft leases include both renewal options and purchase options. Our leases do not include residual value guarantees.

At December 31, 2002, the scheduled future minimum lease payments under capital leases and the scheduled future minimum lease rental payments required under operating leases, that have initial or remaining noncancelable lease terms in excess of one year, are as follows (in millions):

Year ending December 31,	Capital Leases	Operating Leases Aircraft	Operating Leases Non-aircraft
2003	$ 43	$ 917	$ 337
2004	41	881	336
2005	42	902	357
2006	43	798	349
2007	31	795	358
Later years	437	7,194	5,891
Total minimum lease payments	637	$11,487	$7,628
Less: amount representing interest	329		
Present value of capital leases	308		
Less: current maturities of capital leases	25		
Long-term capital leases	$283		

At December 31, 2002, Continental, including ExpressJet, had 453 aircraft under operating leases and nine aircraft under capital leases. These leases have remaining lease terms ranging from one month to 22½ years.

CONTINENTAL AIRLINES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 6 — Financial Instruments and Risk Management

As part of our risk management program, we use or have used a variety of financial instruments, including petroleum call options, petroleum swap contracts, jet fuel purchase commitments, foreign currency average rate options, foreign currency forward contracts and interest rate cap and swap agreements. We do not hold or issue derivative financial instruments for trading purposes.

Notional Amounts and Credit Exposure of Derivatives

The notional amounts of derivative financial instruments summarized below do not represent amounts exchanged between parties and, therefore, are not a measure of our exposure resulting from our use of derivatives. The amounts exchanged are calculated based upon the notional amounts as well as other terms of the instruments, which relate to interest rates, exchange rates or other indices.

Fuel Price Risk Management

The Company uses a combination of petroleum call options, petroleum swap contracts, and jet fuel purchase commitments to provide some short-term protection (generally three to six months) against a sharp increase in jet fuel prices.

We account for the call options and swap contracts as cash flow hedges. They are recorded at fair value with the offset to accumulated other comprehensive income (loss), net of applicable income taxes and hedge ineffectiveness, and recognized as a component of fuel expense when the underlying fuel being hedged is used. The ineffective portion of these call options and swap agreements is determined based on the correlation between West Texas Intermediate Crude Oil prices and jet fuel prices. Hedge ineffectiveness is included in other nonoperating income (expense) in the accompanying consolidated statement of operations and was not material for the years ended December 31, 2002, 2001 and 2000. For the years ended December 31, 2002, 2001 and 2000, we recognized approximately $10 million, $(7) million and $44 million, respectively, of gains (losses), net of premium expense, related to these hedging instruments. These amounts included other non-operating expenses of $6 million in 2001 and $44 million in 2000 that we excluded from our assessment of the hedges' effectiveness.

We had petroleum call options outstanding with an aggregate notional amount of approximately $270 million at December 31, 2002. The call options expire during the first quarter of 2003. These hedges had a fair value of $6 million at December 31, 2002. There were no outstanding fuel hedges at December 31, 2001.

Foreign Currency Exchange Risk Management

We use a combination of foreign currency average rate options and forward contracts to hedge against the currency risk associated with our forecasted Japanese yen-denominated net cash flows. The average rate options and forward contracts have only nominal intrinsic value at the date contracted.

We account for these instruments as cash flow hedges. They are recorded at fair value with the offset to accumulated other comprehensive income (loss), net of applicable income taxes and hedge ineffectiveness, and recognized as passenger revenue when the underlying hedged cash flows are transacted. We measure hedge effectiveness of average rate options and forward contracts based on the forward price of the underlying currency. Hedge ineffectiveness is included in other nonoperating income (expense) in the accompanying consolidated statement of operations and was not material for the years ended December 31, 2002, 2001 and 2000. For the year ended December 31, 2002, we recognized net gains of approximately $12 million on our yen forward and option contracts. These gains are included in passenger revenue in the accompanying consolidated statement of operations. As of

Note 6 — Financial Instruments and Risk Management (Continued)

December 31, 2002, we had no yen forward contracts outstanding and the fair market value of our yen option contracts was not material. Our yen option contracts expire in June 2003.

Interest Rate Risk Management

We have entered into interest rate cap and interest rate swap agreements to reduce the impact of potential interest rate increases on floating rate debt. The interest rate cap had a notional amount of $84 million and was effective through July 31, 2002. The interest rate swap outstanding at December 31, 2002 and 2001 had notional amounts of $162 million and $170 million, respectively, and is effective through 2005. We account for the interest rate cap and swap as cash flow hedges whereby the fair value of the interest rate cap and swap is reflected in other assets in the accompanying consolidated balance sheet with the offset, net of income taxes and any hedge ineffectiveness (which is not material), recorded as accumulated other comprehensive income (loss). The fair value of the interest rate swap liability was $17 million at December 31, 2002 and the fair value of the interest rate cap and swap liability was $9 million at December 31, 2001. Amounts recorded in accumulated other comprehensive income (loss) are amortized as an adjustment to interest expense over the term of the related hedge. Such amounts were not material during 2002, 2001 or 2000.

Other Financial Instruments

Judgment is necessarily required in interpreting market data and the use of different market assumptions or estimation methodologies may affect the estimated fair value amounts.

(a) *Cash equivalents* —

Cash equivalents are carried at cost and consist primarily of commercial paper with original maturities of three months or less and approximate fair value due to their short maturity.

(b) *Short-term Investments* —

Short-term investments consist primarily of commercial paper, asset-backed securities and U.S. government agency securities with original maturities in excess of 90 days but less than one year and approximate fair value due to their short maturity. We classify these investments as held-to-maturity securities.

(c) *Investment in Equity Securities* —

As of December 31, 2002, we had a 49% interest in Compania Panamena de Aviacion, S.A. ("Copa") with a carrying value of $66 million. The investment is accounted for under the equity method of accounting. The excess of the amount at which the investment is carried and the amount of underlying equity in the net assets was $40 million at December 31, 2002. This difference was treated as goodwill and was amortized over 40 years prior to 2002. Effective January 1, 2002, we discontinued amortization of this goodwill in accordance with SFAS 142. See Note 1 (i) for the pro forma results for 2001 and 2000.

As of December 31, 2002, we had a 13% equity interest in Orbitz, a comprehensive travel planning website. We account for our investment in Orbitz under the equity method of accounting. Orbitz is owned by five airlines, of which we are one, and, in light of the small group and the fact that we hold two of eleven seats on Orbitz's board of directors, we believe equity accounting is appropriate. At December 31, 2002, the carrying value of our investment in Orbitz was $8 million.

Note 6 — Financial Instruments and Risk Management (Continued)

(d) *Debt —*

The fair value of our debt with a carrying value of $4.6 billion and $3.6 billion at December 31, 2002 and 2001, respectively, estimated based on the discounted amount of future cash flows using our current incremental rate of borrowing for a similar liability or market prices, approximated $3.9 billion and $3.4 billion, respectively.

The fair value of the remaining debt (with a carrying value of $786 million and $626 million at December 31, 2002 and 2001, respectively), was not practicable to estimate.

(e) *Preferred Securities of Trust —*

As of December 31, 2002 and 2001, the fair value of our 6% Convertible Preferred Securities, Term Income Deferrable Equity Securities ("TIDES"), with a carrying value of $241 million and $243 million at December 31, 2002 and 2001, respectively, estimated based on market quotes, approximated $62 million and $142 million, respectively.

(f) *Warrants —*

We are the holder of warrants in a number of start-up e-commerce companies focused on various segments of the travel distribution network. The warrants are recorded at fair value with the offset recorded to non-operating income. The fair value of these warrants was not material at December 31, 2002 or 2001.

(g) *Minority Interest in Consolidated Subsidiaries —*

As of December 31, 2002, we had a 53.1% interest in Holdings. Minority interest of $7 million represents 46.9% of Holdings' stockholders' equity on a stand-alone basis.

(h) *Redeemable Preferred Stock of Subsidiary —*

ExpressJet issued one share of non-voting Series A Cumulative Mandatorily Redeemable Preferred Stock, par value $.01 per share ("Series A Preferred Stock"), to its parent, XJT Holdings, Inc. ("XJT Holdings"), as partial consideration for substantially all of its assets and liabilities. The Series A Preferred Stock is entitled to receive, on a cumulative basis, dividends at a rate of 14% per annum on a liquidation preference of $5 million and is callable beginning in April 2005 and mandatorily redeemable in April 2012. Upon issuance, XJT Holdings immediately sold the Preferred Stock to an independent third party in exchange for a $5 million promissory note, with no rights of offset, due April 16, 2012. The note bears interest equal to the three-month LIBOR plus 0.6% per annum, payable quarterly commencing on the first business day of August 2002.

(i) *Investment in Company Owned Life Insurance (COLI) Products —*

In connection with some of our executive compensation plans, we have company owned life insurance policies on certain of our officers. As of December 31, 2002, the carrying value of the underlying investments was approximately $30 million, which approximates the market value.

(j) *Other —*

During 2000, we established an officer retention and incentive award plan (the "Retention Program") that allows officers and key employees of Continental to share in 25% of the appreciation of certain of our internet-related investments. Under the Retention Program,

Note 6 — Financial Instruments and Risk Management (Continued)

participants receive phantom appreciation rights ("PARs") when we make investments in internet-related businesses. Each PAR is a right, which generally vests quarterly over a four-year period, to receive the difference, if any, between the market value of the applicable equity investment over the established base value (generally the cost of the investment). We measure the value of these awards at grant date and record both deferred compensation and a PARs liability equal to this valuation. The deferred compensation and related PARs liability are then amortized over a period of four years. Additional expense related to the PARs is recognized when there is significant appreciation of any of the underlying investments in excess of the established base values. Our related compensation expense was $9 million in 2002 and was immaterial in 2001. We made five and six PARs awards in 2002 and 2001, respectively, to participants. As of December 31, 2002, there has been no material appreciation of any underlying investments over their established base values, and the deferred compensation and PARs liability amounts carried on our books relating to these investments were not significant.

Credit Exposure of Financial Instruments

We are exposed to credit losses in the event of non-performance by issuers of financial instruments. To manage credit risks, we select issuers based on credit ratings, limit our exposure to a single issuer under defined Company guidelines, and monitor the market position with each counterparty.

Note 7 — Preferred Securities of Trust

In November 2000, Continental Airlines Finance Trust II, a Delaware statutory business trust (the "Trust") of which we own all the common trust securities, completed a private placement of 5,000,000 6% Convertible Preferred Securities, Term Income Deferrable Equity Securities or TIDES. The TIDES have a liquidation value of $50 per preferred security and are convertible at any time at the option of the holder into shares of Class B common stock at a conversion rate of $60 per share of Class B common stock (equivalent to approximately 0.8333 share of Class B common stock for each preferred security). Distributions on the preferred securities are payable by the Trust at an annual rate of 6% of the liquidation value of $50 per preferred security and are included in Distributions on Preferred Securities of Trust in the accompanying Consolidated Statement of Operations. The proceeds, which totaled $242 million (net of $8 million of underwriting commissions and expense) are included in Continental-Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trust Holding Solely Convertible Subordinated Debentures in the accompanying Consolidated Balance Sheets. During 2002, we repurchased TIDES with a carrying amount of $2 million.

The sole assets of the trust are 6% Convertible Junior Subordinated Debentures ("Convertible Subordinated Debentures") with an aggregate principal amount of $250 million issued by us and which mature on November 15, 2030. The Convertible Subordinated Debentures are redeemable by us, in whole or in part, on or after November 20, 2003 at designated redemption prices. If we redeem the Convertible Subordinated Debentures, the Trust must redeem the TIDES on a pro rata basis having an aggregate liquidation value equal to the aggregate principal amount of the Convertible Subordinated Debentures redeemed. Otherwise, the TIDES will be redeemed upon maturity of the Convertible Subordinated Debentures, unless previously converted.

Taking into consideration our obligations under (i) the Preferred Securities Guarantee relating to the TIDES, (ii) the Indenture relating to the Convertible Subordinated Debentures to pay all debt and obligations and all costs and expenses of the Trust (other than U.S. withholding taxes) and (iii) the

Note 7 — Preferred Securities of Trust (Continued)

Indenture, the Declaration relating to the TIDES and the Convertible Subordinated Debentures, we have fully and unconditionally guaranteed payment of (i) the distributions on the TIDES, (ii) the amount payable upon redemption of the TIDES, and (iii) the liquidation amount of the TIDES.

The Convertible Subordinated Debentures and related income statement effects are eliminated in our consolidated financial statements.

Note 8 — Preferred and Common Stock

Preferred Stock

We have 10 million shares of authorized preferred stock.

On November 15, 2000, we entered into a number of agreements with Northwest Airlines Corporation and some of its affiliates under which we would, among other things, repurchase approximately 6.7 million shares of our Class A common stock, owned by Northwest Airlines Corporation, reclassify all issued shares of Class A common stock into Class B common stock, make other adjustments to our corporate and alliance relationship with Northwest Airlines, Inc., and issue to Northwest Airlines, Inc. one share of preferred stock, designated as Series B preferred stock with blocking rights relating to certain change of control transactions involving us and certain matters relating to our stockholder rights plan (the "Rights Plan"). The transactions closed on January 22, 2001. As of December 31, 2002 and 2001, respectively, this one share of Series B preferred stock was outstanding. Some of the material provisions of the Series B preferred stock are listed below.

Ranking. The Series B preferred stock ranks junior to all classes of capital stock other than our common stock upon liquidation, dissolution or winding up of the company.

Dividends. No dividends are payable on the Series B preferred stock.

Voting Rights. The holder of the Series B preferred stock has the right to block certain actions we may seek to take, including:

- Certain business combinations and similar changes of control transactions involving us and a third party major air carrier;

- Certain amendments to our rights plan (or redemption of those rights);

- Any dividend or distribution of all or substantially all of our assets; and

- Certain reorganizations and restructuring transactions involving us.

Redemption. The Series B preferred stock is redeemable by us at a nominal price under the following circumstances:

- Northwest Airlines, Inc. transfers or encumbers the Series B preferred stock;

- There is a change of control of Northwest Airlines Corporation involving a third party major air carrier;

- Our alliance with Northwest Airlines Corporation terminates or expires (other than as a result of a breach by us); or

Note 8 — Preferred and Common Stock (Continued)

• Northwest Airlines Corporation materially breaches its standstill obligations to us or triggers our rights agreement.

Common Stock

We currently have one class of common stock issued and outstanding, Class B common stock. Each share of Class B common stock is entitled to one vote per share.

We began a stock repurchase program in 1998 under which we repurchased a total of 28.2 million shares of Class B common stock for a total of approximately $1.2 billion through December 31, 2001.

Stockholder Rights Plan

Effective November 20, 1998, we adopted the Rights Plan in connection with the disposition by Air Partners, L.P. of its interest in Continental to Northwest Airlines Corporation. Effective January 22, 2001, we amended the Rights Plan to take into account, among other things, the effects of the recapitalization and to eliminate the status of the Northwest parties as exempt persons that would not trigger the provisions of the Rights Plan.

The rights become exercisable upon the earlier of (i) the tenth day following a public announcement or public disclosure of facts indicating that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% (25%, or more in some cases, in the case of an Institutional Investor) or more of the total number of votes entitled to be cast generally by holders of our common stock then outstanding, voting together as a single class (such person or group being an "Acquiring Person"), or (ii) the tenth business day (or such later date as may be determined by action of our board of directors prior to such time as any person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in any person becoming an Acquiring Person. Certain persons and entities related to us or Air Partners are exempt from the definition of "Acquiring Person."

The rights will expire on November 20, 2008 unless extended or unless the rights are earlier redeemed or exchanged by us.

Subject to certain adjustments, if any person becomes an Acquiring Person, each holder of a right, other than rights beneficially owned by the Acquiring Person and its affiliates and associates (which rights will thereafter be void), will thereafter have the right to receive, upon exercise thereof, that number of shares of Class B common stock having a market value of two times the exercise price ($200, subject to adjustment) of the right.

If at any time after a person becomes an Acquiring Person, (i) we merge into any other person, (ii) any person merges into us and all of our outstanding common stock does not remain outstanding after such merger, or (iii) we sell 50% or more of our consolidated assets or earning power, each holder of a right (other than the Acquiring Person and its affiliates and associates) will have the right to receive, upon the exercise thereof, that number of shares of common stock of the acquiring corporation (including us as successor thereto or as the surviving corporation) which at the time of such transaction will have a market value of two times the exercise price of the right.

At any time after any person becomes an Acquiring Person, and prior to the acquisition by any person or group of a majority of our voting power, our board of directors may exchange the rights (other than rights owned by such Acquiring Person, which will have become void), in whole or in part, at an exchange ratio of one share of Class B common stock per right (subject to adjustment).

Note 8 — Preferred and Common Stock (Continued)

At any time prior to any person becoming an Acquiring Person, our board of directors may redeem the rights at a price of $.001 per right. The Rights Plan may be amended by our board of directors without the consent of the holders of the rights, except that from and after the time that any person becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the rights (other than the Acquiring Person and its affiliates and associates). Until a right is exercised, its holder, as such, will have no rights as one of our stockholders, including the right to vote or to receive dividends.

Note 9 — Stock Plans and Awards

Stock Options

Continental. Our stockholders have approved the following incentive plans, which, subject to adjustment as provided in the respective plans, permit the issuance of the number of shares of Class B common stock set forth below:

Incentive Plan 2000	3,000,000 shares
1998 Stock Incentive Plan	5,500,000 shares
1997 Stock Incentive Plan	2,000,000 shares
1994 Incentive Equity Plan	9,000,000 shares

The Incentive Plan 2000 provides for awards in the form of stock options, restricted stock, performance awards and incentive awards. Each of the other plans permits awards of either stock options or restricted stock. Each plan permits awards to be made to the non-employee directors of the company or the employees of the company or its subsidiaries. Stock issued under the plans may be originally issued shares, treasury shares or a combination thereof. The total shares remaining for award under the plans as of December 31, 2002 was approximately 800,000, although no new awards can be made under the 1994 Incentive Equity Plan.

Stock options are awarded under the plans with exercise prices equal to the fair market value of the stock on the date of grant and typically vest over a three to four-year period. Employee stock options generally have a five-year term, while outside director stock options have ten-year terms.

Under the terms of the Plans, a change in control would result in all outstanding options under these plans becoming exercisable in full and restrictions on restricted shares being terminated.

In June 2002, we granted stock options with respect to approximately six million shares of our common stock to approximately 400 management employees (including our officers) pursuant to our equity incentive plans at an exercise price of $15.78, which was the fair market value on the date of grant. The options have a weighted average remaining contractual life of 4.5 years, and approximately three million shares became exercisable upon grant date. The remaining options are exercisable through 2005.

Note 9 — Stock Plans and Awards (Continued)

The table below summarizes stock option transactions pursuant to our Plans (share data in thousands).

	2002		2001		2000	
	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
Outstanding at Beginning of Year . . .	980	$36.34	7,468	$37.30	9,005	$32.69
Granted	6,079	$15.82	1,651	$49.47	1,514	$42.20
Exercised	(65)	$28.04	(1,612)	$31.48	(2,885)	$25.65
Cancelled	(123)	$35.45	(6,527)	$41.96	(166)	$34.35
Outstanding at End of Year	6,871	$18.28	980	$36.34	7,468	$37.30
Options exercisable at end of year . . .	3,856	$19.61	711	$35.66	3,318	$35.47

The following tables summarize the range of exercise prices and the weighted average remaining contractual life of the options outstanding and the range of exercise prices for the options exercisable at December 31, 2002 (share data in thousands):

	Options Outstanding		
Range of Exercise Prices	Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$3.65-$15.77	97	3.57	$ 6.63
$15.78	5,940	4.48	$15.78
$16.84-$56.81	834	3.70	$37.44
$3.65-$56.81	6,871	4.37	$18.28

	Options Exercisable	
Range of Exercise Prices	Exercisable	Weighted Average Exercise Price
$3.65-$15.77	39	$ 8.33
$15.78	3,103	$15.78
$16.84-$56.81	714	$36.89
$3.65-$56.81	3,856	$19.61

In April 2002, we awarded our officers an aggregate of 444,750 shares of restricted stock to incentivize them to remain with Continental and guide it through the industry's recovery period. The restricted stock was awarded pursuant to our equity incentive plans and had a fair value on the grant date of $12.5 million ($28.10 per share). The restricted stock is scheduled to vest in 25% increments on the first four anniversaries of the grant. Compensation expense is charged to earnings over the restriction periods and totaled approximately $5 million in 2002.

In July 2000, we issued 150,000 shares of our Class B common stock as restricted stock under the Incentive Plan 2000, with a weighted average grant date fair value of $8 million and vesting over a three-year period. These shares were issued to our executive officers in connection with their employment agreements. Compensation expense is charged to earnings over the restriction periods and totaled approximately $1 million, $4 million and $2 million in 2002, 2001 and 2000, respectively.

Note 9 — Stock Plans and Awards (Continued)

ExpressJet. As of December 31, 2002, ExpressJet has a separate stock option plan. ExpressJet's plan provides that ExpressJet may grant awards in the form of common stock options or restricted stock awards to non-employee directors of ExpressJet or the employees of ExpressJet or its subsidiaries. The aggregate number of shares of ExpressJet's common stock that may be issued under the plan may not exceed 3.2 million shares, subject to adjustments. Options granted under the plan are awarded with an exercise price equal to the fair market value of the stock on the date of grant, generally vest over a four-year period and generally expire five years after the date of grant.

The table below summarizes stock option transactions in 2002 pursuant to the Plan (share data in thousands):

	Options	Weighted-Average Exercise Price
Outstanding at Beginning of Year	—	$ —
Granted	1,049	$15.97
Cancelled	(60)	$16.00
Outstanding at End of Year	989	$15.96
Options exercisable at end of year	20	$14.60

The following table summarizes the range of exercise prices and the weighted average remaining contractual life of the options outstanding held by ExpressJet employees and the range of exercise prices for the options exercisable at December 31, 2002 (share data in thousands):

Range of Exercise Prices	Options Outstanding		
	Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$11.15-$12.30	9	4.77	$11.73
$14.60	20	9.42	$14.60
$16.00	960	4.29	$16.00
$11.15-$16.00	989	4.38	$15.96

Range of Exercise Prices	Options Exercisable	
	Exercisable	Weighted Average Exercise Price
$11.15-$12.30	—	$ —
$14.60	20	$14.60
$16.00	—	$ —
$11.15-$16.00	20	$14.60

Employee Stock Purchase Plan

All of our employees (including ExpressJet and CMI employees) are eligible to participate in our employee stock purchase program under which they may purchase shares of Class B common stock at 85% of the lower of the fair market value on the first day of the option period or the last day of the option period. During 2002, 2001 and 2000, 2,076,745, 710,394 and 481,950 shares, respectively, of

Note 9 — Stock Plans and Awards (Continued)

Class B common stock were issued at prices ranging from $4.58 to $34.60 in 2002, $13.40 to $38.30 in 2001 and $27.73 to $38.30 in 2000. Currently, the employee stock purchase program has been suspended.

SFAS 123 Assumptions

Continental. We account for our stock-based compensation plans under the recognition and measurement principles of APB 25. Pro forma information regarding net income and earnings per share disclosed in Note 1(p) has been determined as if we had accounted for our employee stock options and purchase rights under the fair value method of SFAS 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions indicated below for the year ended December 31:

	2002	2001	2000
Risk-free interest rates	2.9%	4.8%	6.5%
Dividend yields	0%	0%	0%
Expected market price volatility of our Class B common stock	64%	46%	47%
Weighted-average expected life of options (years)	2.0	4.9	3.6
Weighted-average fair value of options granted	$5.73	$22.63	$17.37

ExpressJet. The fair value for ExpressJet's options for the year ended December 31, 2002 was estimated at the date of grant using a Black-Scholes option pricing model with the following weight-average assumptions indicated below: risk-free interest rate of 4.6%, dividend yield of 0%, expected volatility of ExpressJet stock of 67% and expected life of the option of 4.4 years. The weighted average grant date fair value of the stock options granted in 2002 was $9.57 per option.

The fair value of the purchase rights under the stock purchase plans was also estimated using the Black-Scholes model with the following weighted-average assumptions indicated below for the year ended December 31:

	2002	2001	2000
Risk-free interest rates	1.7%	3.3%	5.9%
Dividend yields	0%	0%	0%
Expected market price volatility of our Class B common stock	63%	46%	47%
Weighted-average expected life of the purchase rights (years)	0.25	0.25	0.25
Weighted-average fair value of purchase rights granted	$2.86	$5.12	$10.18

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because our employee stock options and purchase rights have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in our opinion, the existing models do not necessarily provide a reliable single measure of the fair value of our employee stock options and purchase rights.

Note 10 — Accumulated Other Comprehensive Loss

The components of accumulated other comprehensive income (loss) (which are all net of applicable income taxes) are as follows (in millions):

	Minimum Pension Liability	Unrealized Gain/(Loss) on Investments	Unrealized Gain/(Loss) on Derivative Instruments	Total
Balance at December 31, 1999	$ —	$ 1	$ (2)	$ (1)
Current year net change in accumulated other comprehensive income (loss)	—	(1)	15	14
Balance at December 31, 2000	—	—	13	13
Current year net change in accumulated other comprehensive loss	(138)	—	(5)	(143)
Balance at December 31, 2001	(138)	—	8	(130)
Current year net change in accumulated other comprehensive loss	(250)	—	(15)	(265)
Balance at December 31, 2002	$(388)	$—	$ (7)	$(395)

The minimum pension liability recorded in other comprehensive income (loss) before applicable income taxes was $611 million and $215 million at December 31, 2002 and 2001, respectively.

Note 11 — Employee Benefit Plans

We have noncontributory defined benefit pension and defined contribution (including 401(k) savings) plans. Substantially all of our domestic employees (including ExpressJet employees) are covered by one or more of these plans. The benefits under the active defined benefit pension plan are based on years of service and an employee's final average compensation.

The following table sets forth the defined benefit pension plans' change in projected benefit obligation (in millions) at December 31,

	2002	2001
Projected benefit obligation at beginning of year	$ 1,543	$1,488
Service cost	114	94
Interest cost	114	117
Plan amendments	14	2
Actuarial losses	399	37
Benefits paid	(125)	(195)
Projected benefit obligation at end of year	$ 2,059	$1,543

Note 11 — Employee Benefit Plans (Continued)

The following table sets forth the defined benefit pension plans' change in the fair value of plan assets (in millions) at December 31,

	2002	2001
Fair value of plan assets at beginning of year	$ 956	$1,206
Actual loss on plan assets	(115)	(81)
Employer contributions	150	26
Benefits paid	(125)	(195)
Fair value of plan assets at end of year	$ 866	$ 956

Pension cost recognized in the accompanying consolidated balance sheets at December 31 is computed as follows (in millions):

	2002	2001
Funded status of the plans — net underfunded	$(1,193)	$ (587)
Unrecognized net actuarial loss	1,079	503
Unrecognized prior service cost	146	151
Net amount recognized	$ 32	$ 67
Accrued benefit liability	$ (723)	$ (296)
Intangible asset	144	148
Accumulated other comprehensive loss	611	215
Net amount recognized	$ 32	$ 67

Net periodic defined benefit pension cost for the year ended December 31 included the following components (in millions):

	2002	2001	2000
Service cost	$114	$ 94	$ 93
Interest cost	114	117	113
Expected return on plan assets	(95)	(118)	(103)
Amortization of prior service cost	19	22	18
Amortization of unrecognized net actuarial loss	33	12	3
Net periodic benefit cost	$185	$ 127	$ 124

The following actuarial assumptions were used to determine the actuarial present value of our projected benefit obligation at December 31:

	2002	2001	2000
Weighted average assumed discount rate	6.75%	7.50%	8.00%
Expected long-term rate of return on plan assets	9.00%	9.50%	9.50%
Weighted average rate of compensation increase	4.98%-5.27%	4.98%-5.27%	4.98%-5.27%

Note 11 — Employee Benefit Plans (Continued)

Plan assets consist primarily of equity and fixed-income securities.

Our policy is to fund the noncontributory defined benefit pension plans in accordance with Internal Revenue Service requirements as modified, to the extent applicable, by agreements with the IRS.

Our defined contribution 401(k) employee savings plan covers substantially all domestic employees. Effective January 1, 2001, we amended the plan to increase the employer-matching contribution rate, which is made in cash. For the years ended December 31, 2002, 2001 and 2000, total expense for the defined contribution plan was $36 million, $34 million and $17 million, respectively.

We also have a profit sharing program under which an award pool consisting of 15% of our annual pre-tax earnings, subject to certain adjustments, is distributed each year to substantially all Continental employees (other than employees whose collective bargaining agreement provides otherwise or who participate in our management or officer bonus programs). The profit sharing expense included in the accompanying consolidated statements of operations for the year ended December 31, 2000 was $66 million. We paid no profit sharing to Continental employees in 2002 or 2001.

ExpressJet adopted its own profit sharing program effective January 1, 2002. Under this plan, the annual award pool consists of 10% of ExpressJet's pre-tax earnings, subject to certain adjustments, and is distributed to all ExpressJet employees (other than employees whose collective bargaining agreements provide otherwise or who participate in ExpressJet's management or officer bonus programs). ExpressJet's profit sharing expense for the year ended December 31, 2002 was $7 million, which was included in our consolidated statement of operations.

Note 12 — Income Taxes

Income tax benefit (expense) for the years ended December 31 consists of the following (in millions):

	2002	2001	2000
Federal:			
Current	$ 40	$—	$ 1
Deferred	152	28	(203)
State:			
Current	(10)	(5)	2
Deferred	21	7	(18)
Foreign:			
Current	(1)	(1)	(1)
Total income tax benefit (expense)	$202	$29	$(219)

Note 12 — Income Taxes (Continued)

The reconciliations of income tax computed at the United States federal statutory tax rates to income tax benefit (expense) for the years ended December 31 are as follows (in millions):

	Amount			Percentage		
	2002	**2001**	**2000**	**2002**	**2001**	**2000**
Income tax benefit (expense) at United States statutory rates	$216	$ 40	$(196)	35.0%	35.0%	35.0%
State income tax benefit (expense) (net of federal benefit)	8	2	(10)	1.3	1.8	1.8
Tax on equity in earnings of subsidiary	(12)	—	—	(1.9)	—	—
Meals and entertainment disallowance	(9)	(11)	(10)	(1.4)	(9.7)	1.8
Other	(1)	(2)	(3)	(0.1)	(1.9)	0.3
Income tax benefit (expense), net	$202	$ 29	$(219)	32.9%	25.2%	38.9%

Holdings' initial public offering caused it to separate from our tax consolidated group. As a result, we are required to accrue income tax expense on our share of ExpressJet's net income after the initial public offering in all periods where we either consolidate their operations or account for our investment under the equity method of accounting. The impact of this is reflected above in "tax on equity in earnings of subsidiary."

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the related amounts used for income tax purposes. Significant components of our deferred tax liabilities and assets as of December 31 are as follows (in millions):

	2002	2001
Spare parts and supplies, fixed assets and intangibles	$ 1,272	$ 967
Deferred gain	63	68
Capital and safe harbor lease activity	109	99
Other, net	109	115
Gross deferred tax liabilities	1,553	1,249
Accrued liabilities	(515)	(374)
Net operating loss carryforwards	(704)	(532)
Intangible assets	(353)	—
Investment tax credit carryforwards	—	(27)
Basis in subsidiary stock	(225)	—
Minimum tax credit carryforward	(4)	(43)
Gross deferred tax assets	(1,801)	(976)
Valuation allowance	219	245
Valuation allowance — net tax agreement obligation	384	—
Net deferred tax liability	355	518
Less: current deferred tax asset	(165)	(192)
Non-current deferred tax liability	$ 520	$ 710

Note 12 — Income Taxes (Continued)

In conjunction with Holdings' initial public offering, our tax basis in the stock of Holdings and the tax basis in ExpressJet's tangible and intangible assets were increased to fair value. This increase resulted in the utilization of a substantial amount of ExpressJet's state net operating loss ("NOL") carryforwards. The increased tax basis should result in additional tax deductions available to ExpressJet over a period of 15 years. To the extent ExpressJet generates taxable income sufficient to realize the additional tax deductions, our tax sharing agreement with ExpressJet provides that it will be required to pay us a percentage of the amount of tax savings actually realized, excluding the effect of any loss carrybacks. ExpressJet will be required to pay us 100% of the first third of the anticipated tax benefit, 90% of the second third, and 80% of the last third. However, if the anticipated benefits are not realized by the end of 2018, ExpressJet will be obligated to pay us 100% of any benefits realized after that date. Due to the uncertainty of realization, we will not recognize for accounting purposes the benefit of the savings associated with ExpressJet's asset step-up until paid to us by ExpressJet. Further, ExpressJet will defer recognition of any tax savings they may be permitted to retain under the tax sharing agreement until realization is reasonably certain. The step up in ExpressJet's asset basis is primarily reflected in "Intangible Assets" in the deferred tax table above. Deferral in realization of the tax savings caused by the asset basis step up is reflected in the line above labeled "valuation allowance — net tax agreement obligation." Differences in the timing of tax amortization of the intangible assets and payment terms under the tax agreement will cause ongoing variation in the recorded amounts of these two items.

At December 31, 2002, we had estimated tax NOLs of $2.0 billion for federal income tax purposes that will expire through 2022. Due to our ownership change on April 27, 1993, the ultimate utilization of our NOLs may be limited. Reflecting this limitation, we had a valuation allowance of $219 million and $245 million at December 31, 2002 and 2001. The change in valuation allowance during 2002 relates to previously reserved credits that expired in 2002 resulting in removal of both the deferred tax asset and the related valuation allowance.

As of December 31, 2002, the Internal Revenue Service was in the process of examining our income tax returns for years 1998 and 1999, including the review of net operating loss carryforwards to those years. We believe that this audit will not result in a material adjustment to our financial statements.

Note 13 — Fleet Impairment Losses, Severance and Other Special Charges

We recognized fleet impairment losses in both 2002 and 2001, each of which was partially the result of the September 11, 2001 terrorist attacks and the related aftermath. As a result of the current U.S. domestic airline industry environment and our continuing losses, we determined that indicators of impairment were present in each year. We compared estimates of undiscounted cash flows estimated to be generated by each fleet type. Our cash flow estimates were based on historical results adjusted to reflect our best estimate of future market and operating conditions. The net carrying value of impaired aircraft and related items not recoverable were reduced to fair value. Our estimates of fair value represent our best estimate based on industry trends and reference to market rates.

For the year ended December 31, 2002, we recorded special charges totaling $242 million primarily related to the impairment of owned aircraft and the accrual of future obligations for leased aircraft

Note 13 — Fleet Impairment Losses, Severance and Other Special Charges (Continued)

which have been permanently grounded or were to be permanently grounded within 12 months following the charge. Details of the charges are as follows (in millions):

Impairment of owned MD-80s and ATR-42s	$100
Accruals for future lease payments, return conditions and storage costs for DC 10-30s, MD-80s, ATR-42s and EMB-120s	142
Total	$242

In 2001, we recorded a $124 million charge for fleet impairment losses, severance and other special charges including a fleet impairment loss of approximately $61 million associated primarily with the impairment of various owned aircraft and spare engines. The fleet impairment loss relates to DC-10-30, ATR-42, EMB-120 and Boeing 747 and 727 aircraft that we determined were impaired. This impairment of these fleet types was directly related to grounding of a majority, or in some cases all, of our aircraft within each of these fleet types. The charge relates to assets to be disposed of by sale.

The remaining special charge in 2001 totaled $63 million for the following:

(a) As a result of the reduced operations and company-wide furloughs of approximately 8,000 employees resulting from the September 11, 2001 terrorist attacks, some employees accepted company-offered one-year leaves of absence, which included continued medical coverage and retirement plan credit. Costs associated with these leaves of absence, together with severance for furloughed employees, resulted in our recording a charge of $29 million.

(b) We accrued $17 million of additional costs for remediation of environmental contamination at various airport locations. Amounts recorded are based on preliminary third-party environmental studies and our current assessments of the ultimate outcome and the likelihood of receipt of insurance proceeds covering such costs, and accordingly, could increase or decrease as these assessments change.

(c) As a result of the reduced operations and issues arising out of the terrorist attacks of September 11, 2001 and their aftermath, we accrued $17 million for additional costs, which consist of $9 million for future contractual obligations for leased property that was either being abandoned or was unutilized, $7 million for bad debt expense related to potential uncollectible receivables from other companies affected by the attacks of September 11, 2001, and $1 million for legal and accounting costs related to the terrorists attacks of September 11.

Note 13 — Fleet Impairment Losses, Severance and Other Special Charges (Continued)

Activity related to the accruals for severance/leave of absence costs, environmental reserves, allowance for future lease payments, return condition and storage costs and closure/under-utilization of facilities for the years ending December 31 are as follows (in millions):

	Beginning Balance	Accrual	Payments	Other	Ending Balance
2002					
Severance/leave of absence costs	$11	$ —	$(11)	$ —	$ —
Environmental reserves, net	36	2	(1)	—	37
Allowance for future lease payments, return conditions and storage costs	20	142	(45)	(10)	107
Closure/under-utilization of facilities	26	—	(4)	—	22
2001					
Severance/leave of absence costs	$—	$ 29	$(18)	$ —	$ 11
Environmental reserves, net	11	17	—	8	36
Allowance for future lease payments, return conditions and storage costs	31	5	(16)	—	20
Closure/under-utilization of facilities	23	9	(6)	—	26

We expect these accruals to be substantially paid by 2006.

Also in 2001, and as a consequence of the September 11, 2001 terrorist attacks, we recorded a special non-operating charge of $22 million related to the impairment of investments in two of our affiliates and the uncollectibility of related notes receivable. The affiliates were an internet travel agency that went out of business in late September 2001 and a small airline that was affected by the shutdown of all travel for several days following September 11, 2001. This charge is included in non-operating income (expense) — other in the accompanying consolidated statements of operations.

As of December 31, 2002, we had the following aircraft out of service:

Aircraft Type	Total Owned	Total Leased	Total Aircraft	Temporarily Grounded	Permanently Grounded or Expiring Lease
DC 10-30	4	7	11	—	11
MD-80	8	8	16	13	3
737-300	—	5	5	—	5
747-200	2	—	2	—	2
EMB-120	8	10	18	—	18
ATR-42-320	8	22	30	—	30
Total	30	52	82	13	69

The 30 owned out-of-service aircraft are being carried at an aggregate fair market value of $68 million. In November 2002, we agreed to sell the eight owned ATR-42-320s to a third party with delivery dates (and title transfer) in the first quarter of 2003. We currently sublease three of the out-of-service aircraft and are exploring sublease or sale opportunities for the remaining out-of-service aircraft that do not have near-term lease expirations. The timing of the disposition of these aircraft is dependent upon the stabilization of the economic environment in the airline industry as well as our ability to find purchasers or sublessees for the aircraft. We cannot predict when such stabilization will occur or if purchasers or sublessees can be found, and it is possible that our assets could suffer additional impairment or that additional lease accruals will be required for the aircraft not yet permanently grounded.

Note 14 — Stabilization Act Grant

On September 21, 2001, Congress passed, and the President subsequently signed into law, the Air Transportation Safety and System Stabilization Act (the "Stabilization Act"), which provides, among other matters, for $5 billion in payments to compensate U.S. air carriers for losses incurred by the air carriers as a result of the September 11, 2001 terrorist attacks. The grant was for the direct losses incurred beginning on September 11, 2001, resulting from the FAA grounding, and for incremental losses incurred through December 31, 2001 as a direct result of the attacks. We recognized a $417 million grant under the Stabilization Act for the year ended December 31, 2001. In 2002, we recorded a charge of $12 million to write down our receivable from the U.S. government based on our final application. Our total cash receipts under the grant were $405 million.

Note 15 — Commitments and Contingencies

Purchase Commitments. We have substantial commitments for capital expenditures, including for the acquisition of new aircraft. As of December 31, 2002, we had firm commitments for 67 aircraft from Boeing, with an estimated cost of approximately $2.5 billion. The 67 aircraft are scheduled to be delivered between late 2003 and mid 2008, with four aircraft scheduled for delivery in the fourth quarter of 2003. We do not have backstop financing from Boeing or any other financing currently in place for the 67 aircraft. In addition, at December 31, 2002, we had firm commitments to purchase 13 spare engines related to the new Boeing aircraft for approximately $79 million, which will be deliverable through March 2005. Further financing will be needed to satisfy our capital commitments for our aircraft and aircraft-related expenditures such as engines, spare parts and related items. There can be no assurance that sufficient financing will be available for all aircraft and other capital expenditures.

As of December 31, 2002, ExpressJet had firm commitments for 86 Embraer regional jets with an estimated aggregate cost of $1.7 billion and options for an additional 100 Embraer regional jets exercisable through 2007. ExpressJet does not have any obligation to take any of these firm Embraer aircraft that are not financed by a third party and leased to them or us. In addition, ExpressJet expects to purchase 17 spare engines for approximately $47 million through the first quarter of 2005. ExpressJet would have no obligation to acquire the spare engines if the firm order aircraft are not delivered for any reason.

Financings and Guarantees. We are the guarantor of approximately $1.6 billion aggregate principal amount of tax-exempt special facilities revenue bonds and interest thereon (excludes the City of Houston bonds and includes the US Airways contingent liability, both discussed below). These bonds, issued by various airport municipalities, are payable solely from our rentals paid under long-term agreements with the respective governing bodies.

In August 2001, the City of Houston completed the offering of $324 million aggregate principal amount of tax-exempt special facilities revenue bonds to finance the construction of Terminal E at Bush Intercontinental Airport. In connection therewith, we entered into a long-term lease with the City of Houston requiring that upon completion of construction, with limited exceptions, we will make rental payments sufficient to service the related tax-exempt bonds through their maturity in 2029. Approximately $105 million of the bond proceeds have been expended as of December 31, 2002. During the construction period, we retain certain risks related to our own actions or inactions while managing portions of the construction. Potential obligations associated with these risks are generally limited based upon certain percentages of construction costs incurred to date. We have also entered into a binding corporate guaranty with the bond trustee for the repayment of the principal and interest

Note 15 — Commitments and Contingencies (Continued)

on the bonds that becomes effective upon the completion of construction, our failure to comply with the lease agreement (which is within our control), or our termination of the lease agreement. Further, we have not assumed any condemnation risk, any casualty event risk (unless caused by us), or risk related to certain overruns (and in the case of cost overruns, our liability for the project would be limited to 89.9% of the capitalized costs) during the construction period. Accordingly, we are not considered the owner of the project and, therefore, have not capitalized the construction costs or recorded the debt obligation in our consolidated financial statements. However, our potential obligation under the guarantee is for payment of the principal of $324 million and related interest charges, at an average rate of 6.78%.

We remain contingently liable until December 1, 2015, for US Airways' obligations under a lease agreement between US Airways and the Port Authority of New York and New Jersey related to the East End Terminal at LaGuardia airport. These obligations include the payment of ground rentals to the Port Authority and the payment of principal and interest on $182 million par value special facilities revenue bonds issued by the Port Authority. US Airways has not yet decided whether to assume or reject the lease in its bankruptcy. US Airways is required to remain current on all obligations under the lease that arise after the filing of bankruptcy until they make such decision. If US Airways defaults on these obligations, we will be required to cure the default, and we would have the right to occupy the terminal after US Airways' interest in the lease has been terminated. If US Airways rejects the lease, we will become liable for all obligations under the lease and will have the immediate right to occupy the terminal.

General Guarantees and Indemnifications.   We are the lessee under many real estate leases. It is common in such commercial lease transactions for us as the lessee to agree to indemnify the lessor and other related third parties for tort liabilities that arise out of or relate to our use or occupancy of the leased premises. In some cases, this indemnity extends to related liabilities arising from the negligence of the indemnified parties, but usually excludes any liabilities caused by their gross negligence or willful misconduct. Additionally, we typically indemnify such parties for any environmental liability that arises out of or relates to our use of the leased premises.

In our aircraft financing agreements, we typically indemnify the financing parties, trustees acting on their behalf and other related parties against liabilities that arise from the manufacture, design, ownership, financing, use, operation and maintenance of the aircraft and for tort liability, whether or not these liabilities arise out of or relate to the negligence of these indemnified parties, except for their gross negligence or willful misconduct.

We expect that we would be covered by insurance (subject to deductibles) for most tort liabilities and related indemnities described above with respect to real estate we lease and aircraft we operate.

In our financing transactions that include loans from banks in which the interest rate is based on LIBOR, we typically agree to reimburse the lenders for certain increased costs that they incur in carrying these loans as a result of any change in law and for any reduced returns with respect to these loans due to any change in capital requirements. We had $1.4 billion of floating rate debt at December 31, 2002. In several financing transactions, with an aggregate carrying value of $1.1 billion, involving loans from non-U.S. banks, export-import banks, and certain other lenders secured by aircraft, we bear the risk of any change in tax laws that would subject loan payments thereunder to non-U.S. lenders to withholding taxes. In addition, in cross-border aircraft lease agreements for two 757 aircraft, we bear the risk of any change in U.S. tax laws that would subject lease payments made by us to a

Note 15 — Commitments and Contingencies (Continued)

resident of Japan to U.S. taxes. Our lease obligations for these two aircraft totaled $77 million at December 31, 2002.

We cannot estimate the potential amount of future payments under the foregoing indemnities and agreements.

Block Space Purchase Agreement. We and Virgin Atlantic Airways exchange seat blocks on each other's flights between New York and London, and we purchase seat blocks on eight other routes flown by Virgin between the United States and the United Kingdom. Our seat block purchase commitments under this agreement are approximately $120 million per year. The agreement expires in 2008, unless extended by the parties.

Employees. As of December 31, 2002, we had approximately 43,900 full-time equivalent employees, including approximately 18,640 customer service agents, reservations agents, ramp and other airport personnel, 7,960 flight attendants, 6,770 management and clerical employees, 5,920 pilots, 4,430 mechanics and 180 dispatchers. While there can be no assurance that our generally good labor relations and high labor productivity will continue, we have established as a significant component of our business strategy the preservation of good relations with our employees, approximately 43% of whom are represented by unions.

Of those employees covered by collective bargaining agreements, approximately 32% presently have contracts under negotiation or becoming amendable in 2003. Collective bargaining agreements between both us and ExpressJet and our respective pilots became amendable in October 2002. After being deferred due to the economic uncertainty following the September 11, 2001 terrorist attacks, negotiations recommenced with the Air Line Pilots Association in September 2002 and are continuing. We continue to believe that mutually acceptable agreements can be reached with such employees, although the ultimate outcome of the negotiations is unknown at this time.

Environmental Matters. We could potentially be responsible for environmental remediation costs primarily related to jet fuel and solvent contamination surrounding our aircraft maintenance hangar in Los Angeles. In 2001, the California Regional Water Quality Control Board mandated a field study of the site and it was completed in September 2001. We have established a reserve for estimated losses from environmental remediation at Los Angeles and elsewhere in our system, based primarily on third party environmental remediation costs separately from any related insurance recovery. We have recorded an insurance recovery receivable based on the recovery rate experienced on other environmental matters. We have not recognized any receivables from insurers that denied coverage.

We expect our total losses from environment matters, net of probable insurance recoveries, to be $37 million for which we were 100% accrued at December 31, 2002. Although we believe, based on currently available information, that our reserves for potential environment remediation costs in excess of anticipated insurance proceeds are adequate, reserves could be adjusted as further information develops or circumstances change. We cannot currently calculate any increase that might be required in our environmental reserves or predict the outcome of our insurance dispute. However, we do not expect these items to materially impact our financial condition, liquidity or our results of operations.

Legal Proceedings. Sarah Futch Hall d/b/a/ Travel Specialists v. United Air Lines, et al. (U.S. D.C. Eastern District of North Carolina). This class action was filed in federal court on June 21, 2000 by a travel agent, on behalf of herself and other similarly situated U.S. travel agents, challenging the reduction and ultimate elimination of travel agent base commissions by certain air carriers, including

Note 15 — Commitments and Contingencies (Continued)

Continental and other domestic and international air carriers. The amended complaint alleges an unlawful agreement among the airline defendants to reduce, cap or eliminate commissions in violation of federal antitrust laws during the years 1997 to 2002. The plaintiffs seek compensatory and treble damages, injunctive relief and their attorneys' fees. The class was certified on September 18, 2002. Discovery has been completed and the trial of this lawsuit is currently scheduled to begin on April 29, 2003. We believe the plaintiffs' claims are without merit and are vigorously defending this lawsuit. A final adverse court decision awarding substantial money damages, however, would have a material adverse impact on our financial condition, results of operations and liquidity.

We and/or certain of our subsidiaries are defendants in various other lawsuits, including suits relating to certain environmental claims, and proceedings arising in the normal course of business. While the outcome of these lawsuits and proceedings cannot be predicted with certainty and could have a material adverse effect on our financial position, results of operations and cash flows, it is our opinion, after consulting with counsel, that the ultimate disposition of such suits will not have a material adverse effect on our financial position, results of operations or cash flows.

Note 16 — Related Party Transactions

The following is a summary of significant related party transactions that occurred during 2002, 2001 and 2000, other than those discussed elsewhere in the Notes to Consolidated Financial Statements.

In November 1998, we began implementing a long-term global alliance with Northwest Airlines, Inc. involving extensive codesharing, frequent flyer reciprocity and other cooperative activities. The services provided are considered normal to the daily operations of both airlines. As a result of these activities, we paid Northwest $34 million, $36 million and $10 million in 2002, 2001 and 2000, respectively, and Northwest paid us $30 million, $22 million and $16 million in 2002, 2001 and 2000, respectively. In November 2000, we entered into a number of agreements with Northwest Airlines Corporation and some of its affiliates under which we repurchased all of our Class A common stock owned by Northwest for $450 million in cash.

In connection with our purchase from Northwest of its shares of our Class A common stock and the recapitalization by which all of our Class A common stock was converted to Class B common stock in November 2000, we purchased an outstanding right for $10 million in cash, held by 1992 Air, Inc., to purchase the Class A common stock then held by Northwest. 1992 Air, Inc. acquired the right from Northwest in a privately negotiated transaction in 1998 when Northwest acquired the shares of our stock then held by Air Partners. The funds used to purchase the right were accounted for as a reduction in paid in capital. This amount was paid in January 2001 in connection with our purchase of those shares. 1992 Air, Inc. is an affiliate of David Bonderman, one of our directors.

Two of our directors, Mr. Bonderman and William Price, may be deemed to indirectly control approximately 54% of the voting power of America West Holdings Corporation. In 1994, we entered into a series of agreements with America West Airlines, Inc., a subsidiary of America West Holdings Corporation, related to codesharing and ground handling activities such as passenger check-in and ticketing and baggage handling and delivery. The services provided are considered normal to the daily operations of both airlines. As a result of these agreements, we paid America West Airlines $18 million, $25 million and $28 million in 2002, 2001 and 2000, respectively, and they paid us $24 million, $30 million and $33 million in 2002, 2001 and 2000, respectively. The agreements were terminated in 2002.

Note 16 — Related Party Transactions (Continued)

In 2001, Orbitz, a comprehensive travel planning website, became available to customers. As of December 31, 2002, we had a 13% equity interest in Orbitz. We paid Orbitz approximately $3 million and $2 million for services during 2002 and 2001, respectively. Consumers booked approximately $171 million and $55 million of air travel on us via Orbitz in 2002 and 2001, respectively. Other airlines also own equity interests in Orbitz and distribute air travel tickets through Orbitz. The distribution services provided by Orbitz are considered normal to the daily operations of both Orbitz and us.

In 2002, we extended through January 7, 2006 our marketing agreement with Hotwire, Inc., a web-based travel services company, pursuant to which we make available to Hotwire tickets for air travel. Other airlines also sell air travel tickets to Hotwire. We sold Hotwire approximately $33 million, $19 million and $1 million of tickets during 2002, 2001 and 2000, respectively, and, in January 2002, we purchased $2 million of redeemable preferred stock of Hotwire in a transaction in which other airlines made similar investments. Messrs. Bonderman and Price may be deemed to indirectly elect the board of directors of Hotwire and control approximately 27% of Hotwire's general voting power. As of December 31, 2002, we owned approximately 7.4% of the equity interest in Hotwire. The distribution services provided to us by Hotwire are considered normal to both their and our daily operations.

During 2002, we paid approximately $43 million to Gate Gourmet International AG for catering services considered normal to the daily operations of both Gate Gourmet and us. Messrs. Bonderman and Price, may be deemed to indirectly control substantially all of the voting securities of Gate Gourmet.

Note 17 — Segment Reporting

We have two reportable segments: mainline jet and regional jet and turboprop. Both reportable segments are engaged in the business of transporting passengers and cargo, but have different operating and economic characteristics which are separately reviewed by our management. The mainline jet segment involves flights to cities with larger capacity aircraft over longer distances. The regional jet and turboprop segment involves flights with smaller capacity aircraft from smaller cities to the mainline jet hubs to feed traffic into the mainline jet network. We evaluate segment performance based on several factors, of which the primary financial measure is operating income (loss). Since assets can be readily moved between the two segments and are often shared, we do not report information about total assets or capital expenditures between the segments.

Financial information for the year ended December 31 by business segment is set forth below (in millions):

	2002	2001	2000
Operating Revenue:			
Mainline Jet	$7,432	$8,094	$9,055
Regional Jet and Turboprop	970	875	844
Total Consolidated	$8,402	$8,969	$9,899
Depreciation and amortization expense:			
Mainline Jet	$ (413)	$ (440)	$ (385)
Regional Jet and Turboprop	(31)	(27)	(17)
Total Consolidated	$ (444)	$ (467)	$ (402)

Note 17 — Segment Reporting (Continued)

	2002	2001	2000
Special Charges (Note 13):			
Mainline Jet	$ (184)	$ (91)	$ —
Regional Jet and Turboprop	(58)	(33)	—
Total Consolidated	$ (242)	$ (124)	$ —
Stabilization Act grant (Note 14):			
Mainline Jet	$ (13)	$ 392	$ —
Regional Jet and Turboprop	1	25	—
Total Consolidated	$ (12)	$ 417	$ —
Operating Income (Loss):			
Mainline Jet	$ (140)	$ 321	$ 731
Regional Jet and Turboprop	(172)	(177)	(2)
Total Consolidated	$ (312)	$ 144	$ 729
Interest Expense:			
Mainline Jet	$ (356)	$ (296)	$ (250)
Regional Jet and Turboprop	(15)	(26)	(3)
Intercompany Eliminations	15	27	2
Total Consolidated	$ (356)	$ (295)	$ (251)
Interest Income:			
Mainline Jet	$ 35	$ 70	$ 88
Regional Jet and Turboprop	4	2	1
Intercompany Eliminations	(15)	(27)	(2)
Total Consolidated	$ 24	$ 45	$ 87
Income Tax Benefit (Expense):			
Mainline Jet	$ 150	$ (42)	$ (219)
Regional Jet and Turboprop	52	71	—
Total Consolidated	$ 202	$ 29	$ (219)
Net Income (Loss):			
Mainline Jet	$ (293)	$ 33	$ 346
Regional Jet and Turboprop	(158)	(128)	(4)
Total Consolidated	$ (451)	$ (95)	$ 342

The amounts presented above for the regional jet and turboprop segment are not the same as the amounts reported in stand-alone financial statements of Holdings. The amounts presented above are presented on the basis of how our management reviews segment results. Under this basis, the regional jet and turboprop segment's revenue include a pro-rated share of our ticket revenue for segments flown by Holdings, and expenses include all activity related to the regional jet and turboprop operations, regardless of whether the costs were paid by us or by Holdings. Net income (loss) for the regional jet and turboprop segment for 2002 reflects a $28 million after tax reduction in earnings attributable to the minority interest that is reflected in our consolidated statement of operations.

Note 17 — Segment Reporting (Continued)

Holdings' stand-alone financial statements, and the calculation of minority interest in our consolidated financial statements, are both based on Holdings' results of operations under the capacity purchase agreement which became effective January 1, 2001. Under this agreement, we pay Holdings for each scheduled block hour based on an agreed formula as discussed in Note 3. On this basis, selected Holdings' results of operations were as follows for the year ended December 31 (in millions):

	2002	2001
Revenue	$1,089	$980
Operating Income (Loss) Before Taxes and Dividends	139	80
Net Income	84	48
Capital Expenditures	55	53
Total Assets	434	430

Information concerning operating revenue for the year ended December 31 by principal geographic areas is as follows (in millions):

	2002	2001	2000
Domestic (U.S.)	$5,570	$6,108	$6,835
Atlantic	1,205	1,179	1,370
Latin America	1,016	1,024	1,022
Pacific	611	658	672
	$8,402	$8,969	$9,899

We attribute revenue among the geographical areas based upon the origin and destination of each flight segment. Our tangible assets and capital expenditures consist primarily of flight equipment, which is mobile across geographic markets and, therefore, has not been allocated.

Note 18 — Quarterly Financial Data (Unaudited)

Unaudited summarized financial data by quarter for 2002 and 2001 is as follows (in millions, except per share data):

	Three Months Ended			
	March 31	June 30	September 30	December 31
2002				
Operating revenue	$1,993	$2,192	$2,178	$2,038
Operating income (loss)	(187)	(115)	46	(56)
Nonoperating expense, net	(67)	(79)	(73)	(85)
Net loss	(166)	(139)	(37)	(109)
Basic and diluted loss per share (a)	$(2.61)	$(2.18)	$(0.58)	$(1.67)
2001				
Operating revenue	$2,451	$2,556	$2,223	$1,739
Operating income (loss)	76	137	87	(156)
Nonoperating income (expense), net	(57)	(57)	(75)	(69)
Net income (loss)	9	42	3	(149)
Basic earnings (loss) per share (a)	$ 0.17	$ 0.77	$ 0.06	$(2.58)
Diluted earnings (loss) per share (a)	$ 0.16	$ 0.74	$ 0.05	$(2.58)

(a) The sum of the four quarterly earnings per share amounts does not agree with the earnings per share as calculated for the full year due to the fact that the full year calculation uses a weighted average number of shares based on the sum of the four quarterly weighted average shares divided by four quarters.

The quarterly results are impacted by the following significant items:

During the first quarter of 2002, we recorded $90 million of special charges related to the permanent grounding of our DC 10-30 fleet.

During the second quarter of 2002, we recorded fleet disposition and impairment losses of $152 million primarily related to the impairment and accrual of lease exit costs of our MD-80 and turboprop fleet.

During the third quarter of 2001, we recorded a special charge totaling $63 million which included costs associated with furloughs and company-offered leaves, a charge for environmental remediation and costs associated with the closure and under-utilization of certain facilities and for some of our uncollectible receivables. In addition, we recorded a special non-operating charge of $22 million related to the impairment of investments in some of our affiliates and the uncollectibility of related notes receivable. Also in the third quarter of 2001, we recognized a $243 million grant under the Stabilization Act.

During the fourth quarter of 2001, we recorded a special charge totaling $61 million related to fleet impairment and other charges. In addition, we recognized a $174 million grant under the Stabilization Act.

**CHARTER OF THE AUDIT COMMITTEE
OF THE BOARD OF DIRECTORS OF
CONTINENTAL AIRLINES, INC.**
As amended through February 26, 2003

Purpose

1.   This Charter of the Audit Committee (the "Committee") of the Board of Directors (the "Board") of Continental Airlines, Inc., a Delaware corporation (the "Company"), has been approved and adopted, as amended, by resolution of the Board adopted on February 26, 2003. The purposes of the Committee shall be to oversee the accounting and financial reporting processes and audits of the financial statements of the Company, to prepare the report required by applicable rules of the Securities and Exchange Commission ("SEC") to be included in the Company's annual proxy statement and to otherwise assist the Board's oversight of:

(a) the integrity of the Company's financial statements;

(b) the Company's compliance with legal and regulatory requirements;

(c) the qualifications, independence and performance of the Company's independent auditors;

(d) the performance of the Company's internal audit function; and

(e) the Company's systems of internal accounting and financial controls.

In so doing, it is the responsibility of the Committee to maintain free and open communication between the Committee, independent auditors, the internal auditors and management of the Company.

2.   As of February 26, 2003, the Committee is comprised of three members of the Board. The Committee shall at all times consist of at least three members of the Board, and may consist of such greater number of members of the Board as the Board appoints to the Committee from time to time by resolution of the Board. Each member of the Committee shall be a director of the Company who qualifies to be a member of an audit committee pursuant to applicable law and the rules of the New York Stock Exchange ("NYSE"). The Committee shall be comprised of directors who are independent of management and the Company within the meaning of §10A of the Securities Exchange Act of 1934, as amended, and the rules of the SEC and NYSE, and the determination of a director's independence shall be made by the Board. All Committee members must be financially literate, and at least one member must have the accounting or financial expertise required by the rules of the SEC and/or NYSE as determined by the Board.

3.   The members of the Committee shall be appointed or reappointed by the Board at the meeting of the Board immediately following each annual meeting of stockholders of the Company. Each member of the Committee shall continue as a member thereof until his or her successor is appointed by the Board or until his or her earlier death, resignation, removal or cessation as a member of the Board.

Process

4.   The Chairman of the Board or, if the Chairman of the Board shall fail to do so, the members of the Committee, shall appoint a Chair of the Committee from among the members of the Committee. If the Chair of the Committee is not present at any meeting of the Committee, the members of the Committee shall appoint an acting Chair for such meeting. The Secretary of the Company, or any Assistant Secretary of the Company, shall attend each meeting of the Committee and shall act as secretary of such meeting (but shall not be present when requested by the Committee).

5. The time and place of meetings of the Committee and the procedures to be followed at such meetings shall be determined from time to time by the members of the Committee; provided that:

(a) a quorum for meetings shall be a majority of the members, present in person or by telephone or other telecommunications device permitting all persons participating in the meeting to speak to and hear each other;

(b) the affirmative vote of a majority of the members of the Committee present at a meeting at which a quorum is present shall be the act of the Committee;

(c) the Committee may act by unanimous written consent signed by each member of the Committee;

(d) the Committee shall keep minutes of its proceedings and shall deliver the same (and reports and recommendations to the Board) to the Secretary of the Company;

(e) all minutes of meetings of the Committee, and all unanimous written consents of the Committee, shall be filed with the records of meetings of the Committee:

(f) the Chair, or any member of the Committee, or the Secretary of the Company at the direction of the Chair of the Committee, the Chairman of the Board or the Chief Executive Officer of the Company, shall have the authority to call meetings of the Committee; and

(g) notice of the time and place of every regular meeting of the Committee (which meeting shall be deemed a regular meeting if it occurs on the same date as a meeting of the Board of Directors) shall be given in writing or by facsimile transmission to each member of the Committee at least five days before any such regular meeting, and notice of the time and place of every special meeting of the Committee shall be given in writing or by facsimile transmission to each member of the Committee not later than the close of business on the second day next preceding the day of the meeting; provided that in each case a member may waive notice of any meeting.

Responsibilities

6. The Committee shall review and assess at least annually its performance, and the adequacy of this Charter in light of applicable law and the rules of the SEC and NYSE. A copy of this Charter as it may be amended from time to time shall be included on the Company's website and in the Company's annual proxy statement to the extent required by applicable rules of the NYSE and the SEC.

7. The Committee shall review at least annually the internal audit procedures of the Company and advise and make recommendations to the Board on auditing practices and procedures.

8. The Committee shall be solely responsible for (a) the appointment, compensation, oversight (including resolution of disagreements between management and the independent auditors regarding financial reporting) and termination of the Company's independent auditors, who shall report directly to the Committee, and (b) the approval of all services to be provided to the Company by such independent auditors, including the pre-approval of (i) all auditing services, including the scope of the annual audit, and (ii) any significant non-audit services to be performed for the Company by the independent auditors, subject to the requirements of applicable law. The Committee may delegate the authority to grant such pre-approvals to one or more Committee members designated by the Committee, provided that any matters so pre-approved shall be presented to the full Committee at its next regular meeting.

9. The Committee shall, no less than annually, evaluate the qualifications, performance and independence of the independent auditors, including the lead partner, taking into account the opinions of management and the internal auditors. The Committee shall present its conclusions to the Board.

10. The Committee shall establish clear policies for the Company's hiring of employees or former employees of its independent auditors in accordance with applicable law and NYSE rules.

11. The Committee shall discuss earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies. Such matters may be discussed generally (e.g., types of information and presentations) and need not include specific releases or guidance.

12. The Committee shall, to the extent it determines appropriate, review from time to time the expenses of the senior officers (and, if it so desires, any other officers) of the Company charged to the Company or any of its subsidiaries, and any transactions between the Company or any of its subsidiaries and any affiliate of the Company.

13. The Committee shall discuss the Company's policies with respect to risk assessment and risk management, including (a) legal and ethical compliance programs and (b) material foreign currency risk management strategies, jet fuel hedging strategies and other material usage by the Company or any of its subsidiaries of hedges, options, futures, swaps or other derivative products or securities.

14. The Committee shall review with management, including the internal auditors (as appropriate), and the Company's independent auditors:

(a) all critical accounting policies and practices and any other material components of the Company's financial statements involving management's judgment or estimates, and the independent auditors' judgments about the quality of accounting principles and the clarity of financial disclosure practices used or proposed to be used by the Company;

(b) the alternative treatments of financial information within generally accepted accounting principles that have been discussed with management officials, ramifications of the use thereof, and the treatment preferred by the independent auditors;

(c) material off-balance sheet transactions, arrangements, obligations and other relationships of the Company with unconsolidated entities or others that may have a material current or future effect on the Company's financial condition, changes in financial condition, results of operations, liquidity, capital expenditures, capital resources or significant components of revenue or expenses;

(d) any material changes in accounting policies or practices and the impact thereof on the Company's financial statements;

(e) the interim financial statements of the Company, and the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations" prior to their being filed with the SEC;

(f) the annual audited financial statements of the Company, and the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations" prior to their being filed with the SEC; based on this review, the Committee will recommend to the Board whether to include such financial statements in the Company's annual report on Form 10-K;

(g) the effectiveness of the accounting and financial controls of the Company and its subsidiaries, the implementation of additional or improved internal control procedures, any significant deficiencies in the design or operation of internal controls that could adversely affect the Company's ability to record, process, summarize and report financial data and any material weaknesses in internal controls; and

(h) any fraud that involves management or other employees who have a significant role in the Company's internal controls.

15. The Committee shall review with the Company's independent auditors:

    (a)   any report or recommendation of the independent auditors;

    (b)   at least annually, a written report by the independent auditors describing (i) their internal quality control procedures, (ii) any material issues raised by their most recent internal quality-control review, peer review or any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more of their independent audits, and any steps taken to deal with any such issues, (iii) (to assess the independence of the independent auditors) all relationships between the independent auditors and the Company, together with any other matters required to be included by Independence Standards Board No. 1, "Independence Discussions with Audit Committees", and (iv) the nature and scope of any disclosed relationships or professional services;

    (c)   the results of the annual audit, the quarterly reviews of the Company's financial statements and any other matters required by Statement on Auditing Standards No. 61, "Communication with Audit Committees", as applicable and as may be modified from time to time;

    (d)   the responsibilities, budget and staffing of the Company's internal audit function;

    (e)   any audit problems or difficulties and management's response; and

    (f)   material written communications between the independent auditors and management, such as management letters and schedules of unadjusted differences.

16. The Committee shall prepare a report for inclusion in the Company's annual proxy statement which addresses the matters required to be included therein by the rules of the SEC or NYSE as then in effect.

17. The Committee shall periodically meet separately with management, with the internal auditors and with the independent auditors to discuss issues or concerns that warrant Committee attention.

18. Notwithstanding the foregoing responsibilities, it is not the duty of the Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate and in accordance with generally accepted accounting principles.

19. The Committee shall review the Company's environmental policies and standards, and such reports as it may request from management or environmental consultants or advisors, and shall periodically discuss with management and legal counsel any material environmental proceedings, claims or other contingencies and such other environmental matters affecting the Company or any of its subsidiaries as the Committee shall from time to time determine appropriate or as the Board may specifically direct.

20. The Committee shall establish procedures for the (a) receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and (b) confidential, anonymous submission by the Company's employees of concerns regarding questionable accounting or auditing matters.

<u>Miscellaneous</u>

21. The Committee shall fulfill such other duties and responsibilities as assigned to the Committee from time to time by the Board.

22. The Committee shall regularly report on its activities to the Board and shall provide the Board with such information as the Board may from time to time request.

23. In performing its duties hereunder, the Committee shall have the authority to retain and terminate such outside legal, accounting or other advisors as it shall deem necessary to carry out its duties hereunder, without seeking further approval of the Board, and the Company shall provide for appropriate funding therefor and for payment of compensation to the independent auditors, as determined by the Committee.

CONTINENTAL AIRLINES, INC.

PROXY FOR ANNUAL MEETING OF STOCKHOLDERS

May 14, 2003

This Proxy is Solicited on Behalf of the Board of Directors

The undersigned hereby authorizes Gordon M. Bethune, Jeffery A. Smisek, Jennifer L. Vogel and Scott R. Peterson, and each of them, with full power of substitution, to represent and vote the stock of the undersigned in Continental Airlines, Inc. as directed and, in their sole discretion, on all other matters that may properly come before the Annual Meeting of Stockholders to be held on May 14, 2003, and at any postponement or adjournment thereof, as if the undersigned were present and voting thereat. The undersigned acknowledges receipt of the notice of annual meeting and proxy statement with respect to such annual meeting and certifies that, to the knowledge of the undersigned, all equity securities of Continental Airlines, Inc. owned of record or beneficially by the undersigned are owned and controlled only by U.S. citizens (as defined in the proxy statement), except as indicated on the reverse side hereof.

Whether or not you expect to attend the annual meeting, please vote your shares. As explained on the other side of this proxy, you may vote by internet or by telephone, or you may execute and return this proxy, which may be revoked at any time prior to its use.

This proxy, when properly executed, will be voted in the manner directed by the undersigned stockholder(s). **IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED "*FOR*" THE ELECTION OF DIRECTORS NAMED ON THE OTHER SIDE OF THIS PROXY (PROPOSAL 1), "*FOR*" PROPOSAL 2 and "*AGAINST*" PROPOSAL 3.**

(Continued and to be signed on other side)

Address Change/Comments (Mark the corresponding box on the reverse side)

▲ **FOLD AND DETACH HERE** ▲

IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED "FOR" THE ELECTION OF DIRECTORS NAMED, "FOR" PROPOSAL 2 AND "AGAINST" PROPOSAL 3.

Please Mark Here for Address Change or Comments □
SEE REVERSE SIDE

1. Election of Directors:

01 Thomas J. Barrack, Jr., 02 Gordon M. Bethune, 03 David Bonderman, 04 Kirbyjon H. Caldwell, 05 Patrick Foley, 06 Lawrence W. Kellner, 07 Douglas H. McCorkindale, 08 George G. C. Parker, 09 Richard W. Pogue, 10 William S. Price III, 11 Donald L. Sturm, 12 Karen Hastie Williams, 13 Charles A. Yamarone.

FOR all nominees listed to the left (except as marked to the contrary) □

WITHHOLD AUTHORITY to vote for all nominees listed to the left □

3. Proposal of Stockholder

FOR	AGAINST	ABSTAIN
□	□	□

(Instruction: To withhold authority to vote for any nominee, write that nominee's name on the line below.)

_____

Please mark this box ONLY if stock owned of record or beneficially by you is owned or controlled by persons who are not U.S. citizens (as defined in the proxy statement) □

2. Ratification of Independent Auditors:

FOR	AGAINST	ABSTAIN
□	□	□

Please disregard the following if you have previously provided your consent decision. □

By checking the box to the right, I consent to future delivery of annual reports, proxy statements, prospectuses and other materials and stockholder communications electronically via the internet at a webpage that will be disclosed to me. I understand that the Company may no longer distribute printed materials to me for any future stockholder meeting until such consent is revoked. I understand that I may revoke my consent at any time by contacting the Company's transfer agent, Mellon Investor Services LLC, Ridgefield Park, NJ 07660 and that costs normally associated with electronic delivery, such as internet and telephone charges as well as any costs I may incur in printing documents, will be my responsibility.

_____   _____   _____
Signature of Stockholder(s)   **Title (if applicable)**   **Date**

Note: Please sign exactly as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

▲ **FOLD AND DETACH HERE** ▲

Vote by Internet or Telephone or Mail
24 Hours a Day, 7 Days a Week
Internet and telephone voting is available through 11PM Eastern Time the day prior to annual meeting day. Your telephone or internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

Internet		**Telephone**		**Mail**
http://www.eproxy.com/cal		**1-800-435-6710**		
Use the internet to vote your proxy. Have your proxy card in hand when you access the web site. You will be prompted to enter your control number, located in the box below, to create and submit an electronic ballot.	**OR**	Use any touch-tone telephone to vote your proxy. Have your proxy card in hand when you call. You will be prompted to enter your control number, located in the box below, and then follow the directions given.	**OR**	Mark, sign and date your proxy card and return it in the enclosed postage-paid envelope.

If you vote your proxy by internet or by telephone, you do NOT need to mail back your proxy card.

You can view the Annual Report and Proxy Statement on the internet at http://www.continental.com/company/proxy